03045136

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Metropolitan Holdings Ltd. ~~New Africa Capital Ltd~~

*CURRENT ADDRESS: Bongiwe Gobodo-Mbomvu
Parc du Cap 7
Mispel Road, Bellville 7530
South Africa

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34755 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 12/15/03

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29
CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec 216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P O Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

NEW AFRICA CAPITAL LTD
P O BOX 2212
BELLVILLE
7535

03 NOV 14 AM 7:21

(A) (1)

Opgawe van besonderhede soos op/
Return of particulars as at **2002-02-01**

Verklaring/Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur is, op 'n vorm CM27 verkry is.

I, **BONGIWE GOBODO-MBOMVU**
(name of director or officer)
state that the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature]

Datum
Date 2002-02-01

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	DOYLE
2 Volle voorname/Full forenames	PETER RAYMOND
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 5 0 7 1 9 5 0 9 2 0 0 1
5. (a) Datum van aanstelling/Date of appointment	2001-09-21
(b) Betiteling/Designation	GROUP CHIEF EXECUTIVE
6. Woonadres/Residential address	9 CROFT ROAD, CONSTANTIA, CAPE 7800
7. Besigheidsadres/Business address	PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
9. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
10. Beroep/Occupation	ACTUARY
11. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

---

1. SITHOLE
2. ABEL MOFFAT
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 6212256059085
5. (a) 2001-09-21
   (b) EXECUTIVE DIRECTOR
6. 54 DEVONSHIRE AVENUE, BRYANSTON 2021
7. MET BLDG, CONSTANTIA O/P, CNR 14TH AVE & H POTGIETER RD, WELTEVREDEN PARK 1709
8. POSTNET SUITE 86, P/BAG X26, SUNNINGHILL 2157
9. S A
10. CEO - EMPLOYEE BENEFITS
11. YES
12. N/A

---

1. SPECKMANN
2. PRESTON EUGENE
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 5612145139082
5. (a) 2001-07-30
   (b) EXECUTIVE DIRECTOR
6. 42 PORTERVILLE RD, WELGELEGEN 7500
7. PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. P O BOX 2212, BELLVILLE 7535
9. S A
10. CHARTERED ACCOUNTANT
11. YES
12. N/A

---

1. SEROBE
2. GLORIA TOMATOE
3. nee NDALISO
4. Jaar/Year | Maand/Month | Dag/Day: 5909200721089
5. (a) 2001-09-21
   (b) CHAIRMAN
6. 56 DENOON DRIVE, ATHOLL, SANDTON 2196
7. WIPHOLD, 61 CENTRAL STREET, HOUGHTON 2198
8. POSTNET SUITE 169, P/BAG X2600, HOUGHTON 2041
9. S A
10. EXECUTIVE DIRECTOR - FINANCE
11. YES
12. N/A

---

1. NGOASHENG
2. MOSES MODIDIMA
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 5705105746084
5. (a) 2001-12-01
   (b) DIRECTOR
6. 266 PAPENFUS DR BEAULIEAU, KYALAMI 1684
7. 91 CENTRAL STREET, HOUGHTON 2198
8. P O BOX 652286, BENMORE 2010
9. S A
10. BUSINESSMAN
11. YES
12. N/A

---

1. NEWBURY
2. JOHN ERNEST
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 4206215008086
5. (a) 2001-09-21
   (b) DIRECTOR
6. 50A THIRD AVENUE, ILLOVO 2196
7. MICROMEGA HOLDINGS LTD, 12TH FLOOR, SANDTON OFFICE TOWER, SANDTON CITY 2196
8. P O BOX 911, ILLOVO 2116
9. S A
10. BUSINESSMAN
11. YES
12. N/A

---

1. MULLER
2. SYDNEY ALAN
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 4810175112000
5. (a) 2001-09-21
   (b) DIRECTOR
6. 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
7. N/A
8. 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
9. S A
10. BUSINESSMAN
11. YES
12. N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK DURBANVILLE 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON 2196
7.	WOODMEAD OFFICE PARK, STIRRUP LANE, WOODMEAD, SANDTON 2196
8.	P O BOX 3627, RIVONIA 2128
9.	S A
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
9.	S A
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED 7530
7.	AFRICA GROUP, GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE 7535
9.	S A
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	ZUNGU
2.	SANDILE DONALD MUZIWENKOSI
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	6 7 0 2 1 0 5 3 2 7 0 8 9
5. (a)	2001-09-21
(b)	DIRECTOR
6.	57 ECCLESTON CRESCENT, BRYANSTON 2021
7.	FULHAM HOUSE, 20 GEORGIAN CRES, HAMPTON PARK, BRYANSTON, SANDTON 2199
8.	P O BOX 782922, SANDTON 2146
9.	S A
10.	EXEC DIRECTOR - GR STRATEGY & EMPOWERMENT
11.	YES
12.	N/A

1.	GOLDIN
2.	IAN ANDREW
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	5 5 0 3 0 3 5 1 6 1 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
7.	THE WORLD BANK, ROOM MC-4-363, 1818 H STREET N.W., WASHINGTON D.C. 20433, USA
8.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
9.	S A
10.	SENIOR POLICY ADVISER
11.	NO
12.	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	CHARNLEY
2.	IRENE
3.	nee BARENDILLA
4.	Jaar/Year: 6 0 · Maand/Month: 0 5 · Dag/Day: 0 6 · 0 1 1 0 0 8 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 CARMEL VILLAGE, GATESIDE AVENUE, DAINFERN 2055
7.	MTN BUILDING, 2ND FLOOR CENTRE, 3 ALICE LANE SANDTON 2196
8.	P O BOX 231, JOHANNESBURG 2000
9.	S A
10.	EXECUTIVE DIRECTOR - TELECOMMUNICATIONS
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4.	Jaar/Year: 5 5 · Maand/Month: 0 3 · Dag/Day: 0 1 · 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA RD, WELGEDACHT 7538
7.	WINECORP, ANNANDALE RD, LYNEDOCH 7603
8.	P O BOX 6711, WELGEMOED 7538
9.	S A
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	
2.	
3.	
4. Jaar Year / Maand Month / Dag Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar Year / Maand Month / Dag Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

B. Ouditeur/Auditor

1.	Naam/Name	PRICEWATERHOUSECOOPERS	ERNST & YOUNG
2.	Datum van aanstelling/Date of appointment	2000-12-31	2000-12-31
3.	Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.	N/A	N/A

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

CM 29

Datum ontvang
Date received

Datumstempel van registrasie kantoor vir maatskappye/ date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -02- 08
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Gedateer
Dated 2002-02-01

Naam van maatskappy
Name of company NEW AFRICA CAPITAL LTD

(M VAN DYK PDC 6/2)

Posadres
Postal address P O BOX 2212
BELLVILLE
7535

Cm29 nac 1/28/02

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registrasie No. van Maatskappy
Registration No. of company

2000/031756/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	HUGO
2 Volle voorname/Full forenames	ETTIENNE JACQUES
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 4 1 0 2 6 5 1 3 2 0 8 0
5. (a) Datum van aanstelling/Date of appointment	2001-07-30
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Woonadres/Residential address	15 PARK AVENUE, HOUT BAY 7800
8. Besigheidsadres/Business address	PARC DU CAP 6, MISPEL RD. BELLVILLE 7530
9. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
10. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
11. Beroep/Occupation	LEGAL ADVISER
12. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	RESIGNATION - 2002-01-31

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.	GOBODO-MBOMVU	1.
2.	BONGIWE	2.
3.	N/A	3.
4.	Jaar/Year, Maand/Month, Dag/Day: 6 7 0 2 2 6 0 4 6 9 0 8 0	4. Jaar/Year, Maand/Month, Dag/Day
5. (a)	2002-02-01	5. (a)
(b)	COMPANY SECRETARY	(b)
6.	N/A	6.
7.	3 CONSTANTIA ROAD, PANORAMA 7500	7.
8.	PARC DU CAP 6, MISPEL RD, BELLVILLE 7535	8.
9.	P O BOX 2212, BELLVILLE 7530	9.
10.	SA	10.
11.	COMPANY SECRETARY	11.
12.	YES	12.
13.	APPOINTMENT 2002-02-01	13.

(2) CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec 216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P O Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

NEW AFRICA CAPITAL LTD
P O BOX 2212
BELLVILLE
7535

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

03 NOV 11 AM 7:21

Opgawe van besonderhede soos op/
Return of particulars as at **2002-04-25**

Verklaring/Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur is, op 'n vorm CM27 verkry is.

I, BONGIWE GOBODO-MBOMVU
(name of director or officer)
state that the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature]

Datum
Date 25 April 2002

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	DOYLE
2 Volle voorname/Full forenames	PETER RAYMOND
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 5 0 7 1 9 5 0 9 2 0 0 1
5. (a) Datum van aanstelling/Date of appointment	2001-09-21
(b) Betiteling/Designation	GROUP CHIEF EXECUTIVE
6. Woonadres/Residential address	9 CROFT ROAD, CONSTANTIA, CAPE 7800
7. Besigheidsadres/Business address	PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
9. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
10. Beroep/Occupation	ACTUARY
11. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	N/A

Cm29 nac 4/25/02

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1. SITHOLE
2. ABEL MOFFAT
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 6 2 | 1 2 | 2 5 | 6 0 5 9 0 8 5
5. (a) 2001-09-21
   (b) EXECUTIVE DIRECTOR
6. 54 DEVONSHIRE AVENUE, BRYANSTON 2021
7. MET BLDG, CONSTANTIA O/P, CNR 14TH AVE & H POTGIETER RD, WELTEVREDEN PARK 1709
8. POSTNET SUITE 86, P/BAG X26, SUNNINGHILL 2157
9. S A
10. CEO - EMPLOYEE BENEFITS
11. YES
12. N/A

1. SPECKMANN
2. PRESTON EUGENE
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 5 6 | 1 2 | 1 4 | 5 1 3 9 0 8 2
5. (a) 2001-07-30
   (b) EXECUTIVE DIRECTOR
6. 42 PORTERVILLE RD, WELGELEGEN 7500
7. PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. P O BOX 2212, BELLVILLE 7535
9. S A
10. CHARTERED ACCOUNTANT
11. YES
12. N/A

1. SEROBE
2. GLORIA TOMATOE
3. nee NDALISO
4. Jaar/Year | Maand/Month | Dag/Day: 5 9 | 0 9 | 2 0 | 0 7 2 1 0 8 9
5. (a) 2001-09-21
   (b) CHAIRMAN
6. 56 DENOON DRIVE, ATHOLL, SANDTON 2196
7. WIPHOLD, 61 CENTRAL STREET, HOUGHTON 2198
8. POSTNET SUITE 169, P/BAG X2600, HOUGHTON 2041
9. S A
10. EXECUTIVE DIRECTOR - FINANCE
11. YES
12. N/A

1. NGOASHENG
2. MOSES MODIDIMA
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 5 7 | 0 5 | 1 0 | 5 7 4 6 0 8 4
5. (a) 2001-12-01
   (b) DIRECTOR
6. 266 PAPENFUS DR, BEAULIEAU, KYALAMI 1684
7. 91 CENTRAL STREET, HOUGHTON 2198
8. P O BOX 652286, BENMORE 2010
9. S A
10. BUSINESSMAN
11. YES
12. N/A

1. NEWBURY
2. JOHN ERNEST
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 4 2 | 0 6 | 2 1 | 5 0 0 8 0 8 6
5. (a) 2001-09-21
   (b) DIRECTOR
6. 50A THIRD AVENUE, ILLOVO 2196
7. MICROMEGA HOLDINGS LTD, 12TH FLOOR, SANDTON OFFICE TOWER, SANDTON CITY 2196
8. P O BOX 911, ILLOVO 2116
9. S A
10. BUSINESSMAN
11. YES
12. N/A

1. MULLER
2. SYDNEY ALAN
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 4 8 | 1 0 | 1 7 | 5 1 1 2 0 0 0
5. (a) 2001-09-21
   (b) DIRECTOR
6. 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
7. N/A
8. 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
9. S A
10. BUSINESSMAN
11. YES
12. N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4.	Jaar/Year 40, Maand/Month 07, Dag/Day 22 — 4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK DURBANVILLE 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4.	Jaar/Year 55, Maand/Month 01, Dag/Day 16 — 5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON 2196
7.	WOODMEAD OFFICE PARK, STIRRUP LANE, WOODMEAD, SANDTON 2196
8.	P O BOX 3627, RIVONIA 2128
9.	S A
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4.	Jaar/Year 36, Maand/Month 08, Dag/Day 19 — 3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
9.	S A
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4.	Jaar/Year 39, Maand/Month 10, Dag/Day 11 — 3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED 7530
7.	AFRICA GROUP, GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE 7535
9.	S A
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	ZUNGU
2.	SANDILE DONALD MUZIWENKOSI
3.	N/A
4.	Jaar/Year 67, Maand/Month 02, Dag/Day 10 — 6 7 0 2 1 0 5 3 2 7 0 8 9
5. (a)	2001-09-21
(b)	DIRECTOR
6.	57 ECCLESTON CRESCENT, BRYANSTON 2021
7.	FULHAM HOUSE, 20 GEORGIAN CRES, HAMPTON PARK, BRYANSTON, SANDTON 2199
8.	P O BOX 782922, SANDTON 2146
9.	S A
10.	EXEC DIRECTOR - GR STRATEGY & EMPOWERMENT
11.	YES
12.	N/A

1.	GOLDIN
2.	IAN ANDREW
3.	N/A
4.	Jaar/Year 55, Maand/Month 03, Dag/Day 03 — 5 5 0 3 0 3 5 1 6 1 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
7.	THE WORLD BANK, ROOM MC-4-363, 1818 H STREET N.W., WASHINGTON D.C. 20433, USA
8.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
9.	S A
10.	SENIOR POLICY ADVISER
11.	NO
12.	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	CHARNLEY
2.	IRENE
3.	nee BARENDILLA
4. Jaar/Year, Maand/Month, Dag/Day	6 0 0 5 0 6 0 1 1 0 0 8 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 CARMEL VILLAGE, GATESIDE AVENUE, DAINFERN 2055
7.	MTN BUILDING, 2ND FLOOR CENTRE, 3 ALICE LANE SANDTON 2196
8.	P O BOX 231, JOHANNESBURG 2000
9.	S A
10.	EXECUTIVE DIRECTOR - TELECOMMUNICATIONS
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	5 5 0 3 0 1 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA RD, WELGEDACHT 7538
7.	WINECORP, ANNANDALE RD, LYNEDOCH 7603
8.	P O BOX 6711, WELGEMOED 7538
9.	S A
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	LAMPRECHT
2.	PETER CHRISTIAANSEN
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	4 2 0 9 2 1 5 1 1 4 0 8 6
5. (a)	2002-05-01
(b)	DIRECTOR
6.	OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA 6570
7.	N/A
8.	P O BOX 3015, KNYSNA 6570
9.	S A
10.	ACTUARY
11.	YES
12.	APPOINTMENT 2002-05-01

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

B. Ouditeur/Auditor

1.	Naam/Name	PRICEWATERHOUSECOOPERS	ERNST & YOUNG
2.	Datum van aanstelling/Date of appointment	2000-12-31	2000-12-31
3.	Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.	N/A	N/A

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 2002-04-25

Naam van maatskappy
Name of company NEW AFRICA CAPITAL LTD

(M VAN DYK PDC 6/2)

Posadres
Postal address P O BOX 2212

BELLVILLE

7535

Datumstempel van registrasie kantoor vir maatskappye/ Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -04- 30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Cm29 pag. 4/25/02

Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registrasie No. van Maatskappy
Registration No. of company

2000/031756/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	GOBODO-MBOMVU
2 Volle voorname/Full forenames	BONGIWE
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year: 6 7; Maand/Month: 0 2; Dag/Day: 2 6; 0 4 6 9 0 8 0
5. (a) Datum van aanstelling/Date of appointment	2002-02-01
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Woonadres/Residential address	3 CONSTANTIA ROAD, PANORAMA 7500
8. Besigheidsadres/Business address	PARC DU CAP 6, MISPEL RD, BELLVILLE 7530
9. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
10. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
11. Beroep/Occupation	ATTORNEY
12. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	N/A

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.	1.
2.	2.
3.	3.
4. Jaar/Year Maand/Month Dag/Day	4. Jaar/Year Maand/Month Dag/Day
5. (a)	5. (a)
(b)	(b)
6.	6.
7.	7.
8.	8.
9.	9.
10.	10.
11.	11.
12.	12.
13.	13.

3

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

LODGMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302(4)(a), 302(4)(b), 306, 329(2), (3), (5)]

03 NOV 14 AM 7:21

(To be lodged when company sends notice to members)

Registration No of Company
2000/031756/06

Name of holding company **NEW AFRICA CAPITAL LTD**

Names of subsidiaries (if any) *Registration Nos.*

N/A

The following documents are lodged herewith:

~~# Annual financial statements/~~# group annual financial statements/# (in terms of section 302(4)(a)~~/# 329(3)/# 329(5)~~ of the Act for the financial year ended **31 DECEMBER 2001**

~~# Annual financial statement in terms of section 302(4)(b) of the Act for the financial year ended~~

~~# Interim report in terms of section 306/# 329(2) of the Act for the half year ended~~

~~# Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubber stamp of company, if any, or of secretaries.

N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

Delete whichever is not applicable.

COMPANY SECRETARY

To be completed by company.

Lodgment of/~~# annual financial statements~~/# group annual financial statements ~~and # annual financial statements of subsidiaries/# provisional annual financial statements/ # interim report~~ for financial year/~~# half year~~ ended

31 DECEMBER 2001

Name of Company **NEW AFRICA CAPITAL LTD**
(M van Dyk PdC 6/2)

Postal Address **P O BOX 2212**
BELLVILLE 7535

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -05- 17
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Received
Registrar of Companies
Date of stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies

(4)

Form CM 52

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

APPLICATION FOR EXEMPTION FROM LODGING ANNUAL FINANCIAL STATEMENTS IN RESPECT OF SUBSIDIARIES (to be lodged in duplicate)

[Section 302(4a)]

R20 R20 R20 R20

Registration No of Company
2000/031756/06

Name of Holding Company **NEW AFRICA CAPITAL LTD**

Names of subsidiary private companies	*Registration numbers of subsidiaries*
AIDS AFRICA (PTY) LTD	1998/018038/07
HOMES TRUST MOTOR FINANCE COMPANY (PTY) LTD	1952/001639/07
METROPOLITAN HEALTH (PTY) LTD	1904/002156/07
METROPOLITAN HEALTH HOLDINGS (PTY) LTD	1999/027578/07
METROPOLITAN LIFE INVESTMENTS (TRANSKEI) (PTY) LTD	88/0241
METROPOLITAN PROPERTY SERVICES (PTY) LTD	2001/022931/07
ROBRIAN INVESTMENTS (PTY) LTD	1954/001791/07
THE VIRTUAL SERVICES GROUP (PTY) LTD	2000/016846/07

03 NOV 11 AM 7:21

Application is made by the above-mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are:

New Africa Capital Ltd (NAC) is a financial services holding company.
The abovementioned companies are all wholly owned subsidiaries of NAC and we therefore apply for exemption from lodging annual financial statements for them.

(Separate sheets may be used)

To be completed by company

Application to Registrar by company for exemption from lodging annual financial statements in respect of subsidiaries.

Dated **2002-05-17**

Name of company **NEW AFRICA CAPITAL LTD**

(M van Dyk PdC 6/2)

Postal address **P O BOX 2212**

BELLVILLE 7535

If approved, the exemption is only valid for a period of two years from this date.

Not valid unless stamped by Registrar of Companies.

Approved
~~Not approved~~
Registrar of Companies
Date stamp of Companies Registration Office 2002 -06- 18

NEW AFRICA
CAPITAL

03 NOV 11 [illegible] 7:21

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: New Africa Capital Limited

Posadres
Postal address: P O Box 2212
Bellville
7535

Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registrateur van Maatskappye
2002 -06- 25
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CM14A

the cancellation of shares acquired in terms ...panies Act by New Africa Capital Limited ...2002.

...published in the media is also attached in ...elevant statements which is required by ...t.

Company secretary

new africa capital limited reg no. 2000/031756/06
po box 2212 bellville 7535
tel +27 -21 940-5911 fax +27 -21 940-5730 www.newafricacapital.co.za

12601499

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

WE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
N OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

MAATSKAPPYE KORPORASIES
2002 -06- 24
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

van Maatskappy
of Company: New Africa Capital Limited

Acquisition/payment date:
Verkrygings/betalingsdatum: 8 May 02

Gemagtigde kapitaal van maatskappy-Authorised capital of company:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ordinary	0.000001	1 000.000000
1 000 000 000		Totaal Total	1 000.000000

NO PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
18 946 025	Ordinary shares	0.000001	18.946025
Totaal / Total: 18 946 025		Totaal / Total	18.946025

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total		Totaal / Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
675 886 507 (listed)	Ordinary shares	0.000001	**675.886507**
34 630 750 (unlisted)	Ordinary shares	0.000001	**34.630750**
Totaal / Total: 710 517 257		Totaal / Total	**710.517257**

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total		Totaal / Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital . . . . R 710.517257

Verklaarde kapitaal - Stated Capital . . . . R

Premierekening - Premium account . . . . R 2 310 210 016.90

Totale uitgereikte kapitaal - Total issued capital . . . . R 2 310 210 727.417257

Korrek gesertifiseer
Certified correct

Datum
Date 18 June 02

Rubberstempel van maatskappy, as daar is, of van sekretarisse.
Rubber stamp of company, if any, or of secretaries.

Handtekening
Signature

Direkteur Bestuurder Sekretaris - Director Manager Secretary

AMENDED

REPUBLIEK VAN SUID-AFRIKA – REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET – COMPANIES ACT, 1973

(6)

Vorm / Form CM14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -10- 25
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasienommer van Maatskappy
Registration Number of Company
2000/031156/06

Naam van Maatskappy
Name of Company New Africa Capital Ltd

Acquisition/payment date:
Verkrygings/betalingsdatum 22·07·02

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ord	0,000001	1000-00
Totaal / Total: 1 000 000 000		Totaal / Total	R1000-00

03 NOV 11 PM 7:21

NO PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares
Totaal / Total:	

AMENDED - 22·7·02

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgment of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company New Africa Capital Ltd

Posadres
Postal address PO Box 2212
Bellville 7535

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor of Maatskappye

Date stamp of Companies Registration Office

Registrateur van Maatskappye

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -10- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer ____ aangetoon
Issued capital of company as shown on the return of allotments dated ____

PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
723 008 457	Ord	0,000001	723,008457
Totaal / Total: 723008 457		Totaal / Total	R723,008457

NO PAR VALUE

Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 723,008 457

Verklaarde kapitaal – Stated capital . . . . R ____

Premierekening – Premium account . . . . R 2391776303,78

Totale uitgereikte kapitaal – Total issued capital . . . . R 2391777026,78845

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. Premie = R 6 634 101,44

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
992 436	Ord	0,000001	0,992436
Totaal / Total: 992 436		Totaal / Total	0,992436

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
722 016 021	Ord	R0,000001	722,016021
Totaal / Total: 722 016 021		Totaal / Total	R722,016021

NO PAR VALUE			
Getal aandele Number of Shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital . . . . R 722,016021
Verklaarde kapitaal – Stated capital . . . . R
Premierekening – Premium account . . . . R 2385142202,34
Totale uitgereikte kapitaal – Total issued capital . . . . R 2385142924,35

Korrek gesertifiseer
Certified correct

Datum
Date 23·10·2002

Handtekening
Signature Wilkins

Direkteur/Bestuurder/Sekretaris – Director/Manager/Secretary

Rubberstempel van maatskappy, as daar is, of van sekretarisse.
Rubber stamp of company, if any, or of secretaries.

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

Naam van Maatskappy
Name of Company: New Africa Capital Limited

Acquisition/payment date:
Verkrygings/betalingsdatum: 22 July 02

1 Gemagtigde kapitaal van maatskappy - Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ordinary	0.000001	1 000.000000
Totaal / Total: 1 000 000 000		Totaal / Total	1 000.000000

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares
Totaal / Total:	

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: New Africa Capital Limited

Posadres
Postal address: P O Box 2212
Bellville
7535

Datum van ontvangs deur Registrateur van Maatskappye
Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

2 Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Nominale bedrag van elke aandeel / Nominal amount of each share R	Bedrag van uitgereikte opbetaalende kapitaal / Amount of issued paid-up capital R
675 886 507 (listed)	Ordinary shares	0.000001	675.886507
34 630 750 (unlisted)	Ordinary shares	0.000001	34.630750
723 008 457			723,008 457
Totaal / Total 710 517 257		Totaal / Total	723,008 457 ~~710.517257~~

NO PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Uitreikings prys per aandeel / Issue price per share R	Verklaarde kapitaal / Stated Capital R
Totaal / Total		Totaal / Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital . . . . R 723,008457 ~~710.517257~~

Verklaarde kapitaal - Stated Capital . . . . R

Premierekening - Premium account . . . . R 2391776303,78 ~~2 310 210 016.90~~

Totale uitgereikte kapitaal - Total issued capital . . . . R ~~2 310 210 727.417257~~ 2391777026,788457

3 Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. Payment through premium account of R6 634 101.44

2385142202,34

4 Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
992 436	Ordinary shares	0.000001	0.992436
Totaal / Total: 992 436		Totaal / Total	0.992436

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

5 Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
674 949 071	Ordinary shares	0.000001	674.949071
34 575 750	Ordinary shares	0.000001	34.57575
Totaal / Total: 709 524 821		Totaal / Total	709.524821

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital	R	~~709.524821~~ 722 016 021
Verklaarde kapitaal - Stated Capital	R	2385142202,34
Premierekening - Premium account	R	~~2 303 575 915.46~~
Totale uitgereikte kapitaal - Total issued capital	R	~~2 303 576 624.984821~~ 2385142924,35

Datum / Date: 30/7/02

Rubberstempel van maatskappy, as daar is, of van sekretarisse
Rubber stamp of company, if any, or of secretaries

Korrek gesertifiseer / Certified correct
Handtekening / Signature

Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

03 NOV 14 AM 7:21

(7)

LODGMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302(4)(a), 302(4)(b), 306, 329(2), (3), (5)]

(To be lodged when company sends notice to members)

Registration No of Company
2000/031756/06

Name of holding company **NEW AFRICA CAPITAL LTD**

Names of subsidiaries (if any)	*Registration Nos.*
N/A	

The following documents are lodged herewith:

~~Annual financial statements/# group annual financial statements/# (in terms of section 302(4)(a)/# 329(3)/# 329(5) of the Act for the financial year ended~~ ______

~~Annual financial statement in terms of section 302(4)(b) of the Act for the financial year ended~~ ______

Interim report in terms of section 306/# 329(2) of the Act for the half year ended **30 JUNE 2002**

~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~ ______

Rubber stamp of company, if any, or of secretaries.

N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

Delete whichever is not applicable.

[signature]

COMPANY SECRETARY (ACTING)

To be completed by company.

Lodgment of/# ~~annual financial statements/# group annual financial statements and # annual financial statements of subsidiaries/# provisional annual financial statements~~/ # interim report for financial ~~year~~/# half year ended

30 JUNE 2002

Name of Company **NEW AFRICA CAPITAL LTD**

(M van Dyk PdC 6/2)

Postal Address **P O BOX 2212**

BELLVILLE 7535

Received
Registrar of Companies
Date of stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

(8)

R100 R50

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
2000/031756/06

Name of company NEW AFRICA CAPITAL LIMITED

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-08-29
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. Date of allotment of shares 3 June 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		1 000 000 000	Ordinary	0,0001	1 000
				0,000001	
Total	Total	1 000 000 000		Total	R 1 000

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-10-25
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		7	Ordinary	0,0001	0,000007
				0,000001	
Total	Total	7		Total	R 0,000007

03 NOV 14 AM 7:21

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14 August 2002

Name of company NEW AFRICA CAPITAL LIMITED

Postal address W LUSTED
P O BOX 2212
BELLVILLE 7535

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-10-31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

R100 R50

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 2000/031756/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2002 -08- 29 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company NEW AFRICA CAPITAL LIMITED

1. Date of allotment of shares 3 June 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		1 000 000 000	Ordinary	0,0001	1 000
				0,000001	
Total	Total	1 000 000 000		Total	R 1 000

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2002 -10- 25 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		7	Ordinary	0,0001	0,000007
				0,000001	
Total	Total	7		Total	R 0,000007

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14 August 2002

Name of company NEW AFRICA CAPITAL LIMITED

Postal address W LUSTED
P O BOX 2212
BELLVILLE 7535

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2002 -10- 31 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 710,517257 ~~729,462000~~

Stated capital R

Premium account R 2 310 210 016,90 ~~2 453 385 239,227200~~

Total issued capital R 2 310 210 727,417257 ~~2 453 385 968,690000~~

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				12 491 200	Ordinary	~~0,0001~~ 0,000001	6,529900	81 567 536,000000
Total		Total	R	Total 12 491 200			Total	R 81 567 536,000000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				723 008 457	Ordinary	0,0001	Varies	~~2 301 777 530,802100~~	
								239177 6303,78	7
									723,008457 ~~723,611875~~
Total		Total	R	Total			Total	R	~~723,611875~~ 723,008457

Summary of total issued capital as at the date of this return: ~~723,~~008457 ✓

Amount of issued paid-up capital R ~~723,611875~~

State capital R

Premium account R ~~2 301 777 530,802100~~ 2391776303,78

Total issued capital R ~~2 301 778 253,413900~~ 239177770267-78845

Certified correct.

Date 14 August 2002 Signature [signature]

~~Director/Manager/Secretary~~ Acting Secretary

Rubber stamp of company, if any, or of secretaries.

New Africa Capital Limited Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
Original NAIL issue @ 0.0001c	1		1	0.00	1	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000
Issue in terms of the scheme @ 3.384239	687 099 031	6 752 200	693 851 231	33 929 250	727 780 481	687.099031	6.750000	693.850000	33.930000	727.780000	2 462 982 187.220000	2 462 982 915.000000
	687 099 032	6 752 200	693 851 232	33 929 250	727 780 482	687.099031	6.750000	693.850000	33.930000	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares released at 2001.10.01	78 500	0	78 500	(78 500)	0	0.078500	0.000000	0.078500	-0.078500	0.000000	0.000000	0.000000
	687 177 532	6 752 200	693 929 732	33 850 750	727 780 482	687.177531	6.750000	693.928500	33.851500	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares released at 2001.10.31	100 600	0	100 600	(100 600)	0	0.100600	0.000000	0.100600	-0.100600	0.000000	0.000000	0.000000
	687 278 132	6 752 200	694 030 332	33 750 150	727 780 482	687.278131	6.750000	694.029100	33.750900	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares released incentive scheme	130 700	(130 700)	0	0	0	0.130700	-0.130000	0.000000	0.000000	0.000000	0.000000	0.000000
	687 408 832	6 621 500	694 030 332	33 750 150	727 780 482	687.408831	6.620000	694.029100	33.750900	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares released at 2001.12.05	742 900	0	742 900	(742 900)	0	0.742900	0.000000	0.742900	-0.742900	0.000000	0.000000	0.000000
	688 151 732	6 621 500	694 773 232	33 007 250	727 780 482	688.151731	6.620000	694.772000	33.008000	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares released at 2001.12.14	22 500	0	22 500	(22 500)	0	0.022500	0.000000	0.022500	-0.022500	0.000000	0.000000	0.000000
	688 174 232	6 621 500	694 795 732	32 984 750	727 780 482	688.174231	6.620000	694.794500	32.985500	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares released incentive scheme	251 100	(251 100)	0	0	0	0.251100	-0.250000	0.000000	0.000000	0.000000	0.000000	0.000000
	688 425 332	6 370 400	694 795 732	32 984 750	727 780 482	688.425331	6.370000	694.794500	32.985500	727.780000	2 462 982 187.220000	2 462 982 915.000000
Shares issued 01.12.01 @ R8,30	0	0	0	1 682 800	1 682 800	0.000000	0.000000	0.000000	1.682800	1.682800	13 967 238.317200	13 967 240.000000
	688 425 332	6 370 400	694 795 732	34 667 550	729 463 282	688.425331	6.370000	694.794500	34.668300	729.462800	2 476 949 425.537200	2 476 950 155.000000
Shares released at 2002.01.10	33 200	0	33 200	(33 200)	0	0.033200	0.000000	0.033200	-0.033200	0.000000	0.000000	0.000000
	688 458 532	6 370 400	694 828 932	34 634 350	729 463 282	688.458531	6.370000	694.827700	34.635100	729.462800	2 476 949 425.537200	2 476 950 155.000000
Listing costs written off											-23 564 186.310000	-23 564 186.310000
	688 458 532	6 370 400	694 828 932	34 634 350	729 463 282	688.458531	6.370000	694.827700	34.635100	729.462800	2 453 385 239.227200	2 453 385 968.690000
Shares released at 2002.04.25	3 600	0	3 600	(3 600)	0	0.003600	0.000000	0.003600	-0.003600	0.000000	0.000000	0.000000
	688 462 132	6 370 400	694 832 532	34 630 750	729 463 282	688.462131	6.370000	694.831300	34.631500	729.462800	2 453 385 239.227200	2 453 385 968.690000
Shares cancelled at 2002.04.25	(18 946 025)		(18 946 025)	-	(18 946 025)	-18.946025	0.000000	-18.946025	0.000000	-18.946025	-143 175 222.330000	-143 175 241.276025
	669 516 107	6 370 400	675 886 507	34 630 750	710 517 257	669.516106	6.370000	675.885275	34.631500	710.516775	2 310 210 016.897200	2 310 210 727.413980
Shares released at 2002.06.03	55 000	0	55 000	(55 000)	0	0.055000	0.000000	0.055000	-0.055000	0.000000	0.000000	0.000000
	669 571 107	6 370 400	675 941 507	34 575 750	710 517 257	669.571106	6.370000	675.940275	34.576500	710.516775	2 310 210 016.897200	2 310 210 727.413980
Shares issued 02.06.03 @ R6.53	0	6 100	6 100	12 485 100	12 491 200	0.000000	0.610000	0.610000	12.485100	13.095100	81 567 522.904900	81 567 536.000000
	669 571 107	6 376 500	675 947 607	47 060 850	723 008 457	669.571106	6.980000	676.550275	47.061600	723.611875	2 391 777 539.802100	2 391 778 263.413980

SEKR 01

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

(9)

Form CM 26

Special resolution

(Section 200)
(To be lodged in duplicate)

2003 -09- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Revenue stamp or impression R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -03- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No of company
2000/031756/06

Name of company **NEW AFRICA CAPITAL LTD**

Date of notice given to members 26 MARCH 2002. Date resolution passed 28 MAY 2002.

Special resolution passed in terms of section 200 of the Act/*paragraph 31 of the memorandum/ *article 31 of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

See attachment.

2003 -03- 15

03 NOV 14 7:21

Rubber stamp of company, if any or of secretaries.

Date 2003 - 03 - 19 Signature [signature]
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) **B GOBODO-MBOMVU**

*Delete whichever is not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Special resolution registered this day

Registration No of Company
2000/031756/06

Date stamp of Companies Registration Office
Registrar of Companies

Name of company **NEW AFRICA CAPITAL LTD**

Postal address **P O BOX 2212 (MvD PdC6/2)**
BELLVILLE
7535

Sekretari

Not valid unless stamped by Registrar of Companies.

EXTRACT FROM THE MINUTES OF THE 1ST ANNUAL GENERAL MEETING OF MEMBERS OF NEW AFRICA CAPITAL LTD HELD IN BELLVILLE ON TUESDAY, 28 MAY 2002 AT 12H30

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -03- 28
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SPECIAL RESOLUTION

"'THAT the company renew its general approval for a share buy-back with the following resolution:

"THAT the board of directors of the company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next following annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;

- this general approval to acquire shares be limited in the case of an acquisition by the Company of its own shares to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;

- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;

- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;

- the capital adequacy requirements, applicable to the Company, will not be compromised.""

CERTIFIED A TRUE EXTRACT

BG Gobodo
....
B GOBODO-MBOMVU
COMPANY SECRETARY

2003-03-13

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

NEW AFRICA CAPITAL LIMITED
(Incorporated in the Republic of South Africa)
(Reg no 2000/031756/06)
("NAC" or "the Company")

2002 -05- 15

NOTICE OF THE FIRST ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the first annual general meeting of the shareholders of the Company will be held at 12h30 on Tuesday, 28 May 2002 in the Executive Suite, First Floor, Parc du Cap 7, Mispel Road, Bellville, at which the following special resolution and ordinary resolutions will be proposed and, if deemed fit, passed with or without modifications:

SPECIAL RESOLUTION

THAT the Company renew its general approval for a share buy-back with the following resolution:

"THAT the Board of Directors of the Company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or by any of its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next following annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- this general approval to acquire shares be limited in the case of an acquisition by the Company of its own shares to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;
- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;
- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- the capital adequacy requirements applicable to the Company will not be compromised."

REASON FOR AND INTENTION OF THE PROPOSED SPECIAL RESOLUTION

The reason for the special resolution is to enable the Company or a subsidiary company, by way of a general approval, to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be), such authority to remain valid until the Company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

The intention of the proposed special resolution to repurchase ordinary shares in the Company is to allow the directors flexibility and discretion to repurchase shares in the Company at such time they feel it to be appropriate taking into consideration, inter alia, market conditions, the Company's share price and the impact of a share repurchase on the Company's net asset value and earnings per share.

Effect of special resolution

The effect of the Special Resolution is to enable the Company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be).

Ordinary resolutions

1. THAT the Company receive the annual financial statements of the Company for the financial year ended 31 December 2001, including the directors' report, the auditors' report and the valuator's report.
2. THAT the Company confirms the remuneration payable to the directors for services rendered during the financial year ended 31 December 2001, as recorded in the financial statements.
3. THAT the Company authorises the directors to fix the remuneration of the auditors for the past year.
4. THAT the Company confirms the appointments of Mrs G T Serobe, Mr P R Doyle, Mr A M Sithole, Mr P E Speckmann, Mr N Z Buthelezi, Mrs I Charnley, Prof W P Esterhuyse, Dr I A Goldin, Mr S A Muller, Mr J E Newbury, Mr M M Ngoasheng, Mr M L Smith, Dr F A Sonn, Mr J C van Reenen and Mr S D M Zungu as newly appointed directors.

Copies of the abovementioned directors' curriculum vitae are available from the company secretary.

5. THAT the Company considers and, if deemed appropriate, passes the following resolution as an ordinary resolution with or without amendments:

   "That all the unissued shares of the company shall be placed under the control of the directors who are authorised to issue such shares as they may deem fit, subject to the provisions of the Companies Act and the listing requirements of the JSE Securities Exchange SA."

6. THAT the Company transacts such other business as may be transacted at an annual general meeting.
7. THAT any one director of the Company or the company secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the provisions of the ordinary resolutions proposed at this meeting.

Voting and proxies

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and on a poll to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the Company.

A form of proxy is attached for the convenience of any shareholder who is unable to attend the annual general meeting, but who wishes to be represented thereat.

The form of proxy must be received at the registered office of the Company by not later than 09h30 on Thursday, 23 May 2002.

On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board

Mrs B Gobodo-Mbomvu
Company secretary
26 March 2002
Cape Town

Registered office
Parc du Cap 7
Mispel Road
Bellville 7530

Directors: Mrs G T Serobe (chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann
... Mrs I Charnley, Prof W P Esterhuyse, Dr I A Goldin, S A Muller, J E Newbury, M M Ngoasheng

SEKR 01

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 18

ORDER OF COURT FOR REGISTRATION

(Sections 87 (3), 97 (3), 252 (5) (a), 311 (6) (a), 313 (3))

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2003 -09- 22 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Revenue R20

Registration No. of company

2000/031756/06

Name of company NEW AFRICA CAPITAL LTD

An order of Court for * the validation in terms of Section 202 of a special resolution which lapsed
is attached for registration.

Date 2003-09-12

Signature

~~Director~~/Secretary/~~Manager~~

Rubber stamp of company, if any, or of secretaries

* Section 87 (3)	....	Reduction of capital.
Section 97 (3)	....	Validation of irregular allotment of shares.
Section 252 (5) (a)	....	Relief from oppression.
Section 311 (6) (a)	....	Sanctioning of compromise or arrangement.
Section 311 (3)	....	Scheme for reconstruction or amalgamation.

(To be completed by company)

*Order of Court for registration

In terms of Sect 202

Registration No. of Company

2000/031756/06

Name of Company: NEW AFRICA CAPITAL LTD
(MvD PdC 6/2)

Postal address: P O BOX 2212
BELLVILLE
7535

~~Order of~~ Court has this day been registered

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office 2003 -09- 25

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Not valid unless stamped by Registrar of Companies

"X 8"

IN THE HIGH COURT OF SOUTH AFRICA
(CAPE OF GOOD HOPE PROVINCIAL DIVISION)

CASE NO: 4093/2003

BEFORE THE HONOURABLE MR JUSTICE DESAI
CAPE TOWN: TUESDAY 8 JULY 2003

2003 -08- 15

In the matter of:

NEW AFRICA CAPITAL LIMITED **Applicant**

and

THE REGISTRAR OF COMPANIES **Respondent**

O R D E R

Having heard Counsel for the applicant and having read the documents filed of record:

IT IS ORDERED THAT:

(a) The special resolution passed by the applicant on 28 May 2002, as a general approval of the applicant's acquisition of shares issued by it in terms of Section 85(2) of the Companies Act, 1973, has not lapsed and is not void, notwithstanding that the said special resolution was not registered by the respondent within six months from the date of the passing of that resolution;

(b) The applicant's acquisitions, after its annual general meeting on 28 May 2002, of shares issued by it in terms of transactions effected on the stock exchange on which such shares were listed in accordance with the rules and listing requirements of that exchange, will be validated by registration of the said special resolution by the respondent after the date of this order;

(c) Insofar as may be necessary, the respondent is authorised to register the said special resolution notwithstanding the lapse of time since it was passed;

(d) The applicant is given leave to apply on the same papers, supplemented to such extent as it may deem fit, for an order directing the respondent to register the said special resolution after delivery to the respondent of the documents and payment contemplated in Section 200(1) of the Companies Act, 1973 in respect of the said special resolution, should the respondent refuse to do so, or fail to do so within one month after such delivery.

I certify that this document is a true and correct photocopy of the original hereof, exhibited to me on this day 7/8/03

JACOB DENNIS MAHLANGU
Parc Du Cap 6/2
Mispel Road, Bellville
Commissioner of Oaths
Ex Officio - Admitted Attorney, RSA

BY ORDER OF COURT

COURT REGISTRAR

REGISTRAR: HIGH COURT
2003 -07- 17
CAPE TOWN/KAAPSTAD
GRIFFIER: HOOGGEREGSHOF

252 **Kritzinger & co**
Per KM Kritzinger
Tel: (021) 426-0600
CAPE TOWN

/mdz

CM26

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 25/09/2003

Our Reference: 13812045
Box: **39693**
Sequence: **46**

SEKRETARI
Basket: SEKR01

RE: Amendment to Company Registration
Company Number: 2000/031756/06
Company Name: NEW AFRICA CAPITAL

We have received a CM26 from you dated 28/05/2003.

The CM26 (1) was accepted and placed on file.

Yours truly
Registrar of Companies
GMM

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

10

Form CM 34

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

LODGMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302(4)(a), 302(4)(b), 306, 329(2), (3), (5)]

03 NOV 11 AM 7:21

(To be lodged when company sends notice to members)

Registration No of Company
2000/031756/06

Name of holding company **NEW AFRICA CAPITAL LTD**

Names of subsidiaries (if any)	*Registration Nos.*
N/A	

The following documents are lodged herewith:

~~Annual financial statements/~~# group annual financial statements/# (in terms of section 302(4)(a)/~~# 329(3)/# 329(5)~~ of the Act for the financial year ended **31 DECEMBER 2002**

~~Annual financial statement in terms of section 302(4)(b) of the Act for the financial year ended~~

~~# Interim report in terms of section 306/# 329(2) of the Act for the half year ended~~

~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubber stamp of company, if any, or of secretaries.

N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

Delete whichever is not applicable.

COMPANY SECRETARY

To be completed by company.

Lodgment of/# ~~annual financial statements/~~# group annual financial statements ~~and # annual financial statements of subsidiaries/# provisional annual financial statements/ # interim report~~ for financial year/~~# half year~~ ended

31 DECEMBER 2002

Name of Company **NEW AFRICA CAPITAL LTD**

(M van Dyk PdC 6/2)

Postal Address **P O BOX 2212**

BELLVILLE 7535

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003 -04- 10

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Received

Registrar of Companies

Date of stamp of Companies Registration Office

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

11

03 NOV ... AMENDED ... 7:21

Registration No. of company 2000/031756/06

Name of company NEW AFRICA CAPITAL LIMITED

1. Date of allotment of shares 2 December 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		1 000 000 000	Ordinary	0,000001	1 000,00
Total	Total	1 000 000 000		Total	R 1 000,00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		7	Ordinary	0,000001	0,000007
Total	Total	7		Total	R0,000007

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16.4.2003

Name of company NEW AFRICA CPITAL LIMITED
Marcelle Brown PDC6/G

Postal address P O BOX 2212
BELLVILLE 7535

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003 -05- 28

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
	SEE ATTACHED SCHEDULE						
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 722,016021

Stated capital R

Premium account R 2 385 143 438,965520

Total issued capital R 2 385 144 160,981541

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				12 536 000	Ordinary	0,000001	6,249999	78 350 000,000000
Total		Total	R	Total			Total	R 78 350 000,000000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				734 552 021	Ord.	0,000001	Varies	2 463 493 426,429520	
									734,552021
Total		Total	R	Total			Total	R	734,552021

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 734,552021

State capital ____ R ____

Premium account ____ R 2 463 493 426,429520

Total issued capital ____ R 2 463 494 160,981541

Certified correct.

Date 16 April 2003 Signature ____ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

New Africa Capital Limited Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incen-tive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
Original NAIL issue @ 0.0001c Issue in terms of the scheme @ 3.384239	1 687 099 031	6 752 200	1 693 851 231	0.00 33 929 250	1.00 727 780 481	0.00 687.099031	0.000000 6.752200	0.000000 693.851231	0.000000 33.929250	0.000000 727.780481	0.000000 2 462 982 187.219520	0.000001 2 462 982 915.000000
Shares released at 2001.10.01	687 099 032 78 500	6 752 200 0	693 851 232 78 500	33 929 250 (78 500)	727 780 482 0	687.099031 0.078500	6.752200 0.000000	693.851231 0.078500	33.929250 -0.078500	727.780482 0.000000	2 462 982 187.219520 0.000000	2 462 982 915.000000 0.000000
Shares released at 2001.10.31	687 177 532 100 600	6 752 200 0	693 929 732 100 600	33 850 750 (100 600)	727 780 482 0	687.177531 0.100600	6.752200 0.000000	693.929731 0.100600	33.850750 -0.100600	727.780482 0.000000	2 462 982 187.219520 0.000000	2 462 982 915.000000 0.000000
Shares released incentive scheme	687 278 132 130 700	6 752 200 (130 700)	694 030 332 0	33 750 150 0	727 780 482 0	687.278131 0.130700	6.752200 -0.130000	694.030331 0.000000	33.750150 0.000000	727.780482 0.000000	2 462 982 187.219520 0.000000	2 462 982 915.000000 0.000000
Shares released at 2001.12.05	687 408 832 742 900	6 621 500 0	694 030 332 742 900	33 750 150 (742 900)	727 780 482 0	687.408831 0.742900	6.622200 0.000000	694.030331 0.742900	33.750150 -0.742900	727.780482 0.000000	2 462 982 187.219520 0.000000	2 462 982 915.000000 0.000000
Shares released at 2001.12.14	688 151 732 22 500	6 621 500 0	694 773 232 22 500	33 007 250 (22 500)	727 780 482 0	688.151731 0.022500	6.622200 0.000000	694.773231 0.022500	33.007250 -0.022500	727.780482 0.000000	2 462 982 187.219520 0.000000	2 462 982 915.000000 0.000000
Shares released Incentive scheme	688 174 232 251 100	6 621 500 (251 100)	694 795 732 0	32 984 750 0	727 780 482 0	688.174231 0.251100	6.622200 -0.250000	694.795731 0.000000	32.984750 0.000000	727.780482 0.000000	2 462 982 187.219520 0.000000	2 462 982 915.000000 0.000000
Shares issued 01.12.01 @ R8,30	688 425 332 0	6 370 400 0	694 795 732 0	32 984 750 1 682 800	727 780 482 1 682 800	688.425331 0.000000	6.372200 0.000000	694.795731 0.000000	32.984750 1.682800	727.780482 1.682800	2 462 982 187.219520 13 967 238.317200	2 462 982 915.000000 13 967 240.000000
Shares released at 2002.01.10	688 425 332 33 200	6 370 400 0	694 795 732 33 200	34 667 550 (33 200)	729 463 282 0	688.425331 0.033200	6.372200 0.000000	694.795731 0.033200	34.667550 -0.033200	729.463282 0.000000	2 476 949 425.536720 0.000000	2 476 950 155.000000 0.000000
Listing costs written off	688 458 532	6 370 400	694 828 932	34 634 350	729 463 282	688.458531	6.372200	694.828931	34.634350	729.463282	2 476 949 425.536720 -23 564 186.310000	2 476 950 155.000000 -23 564 186.310000
Shares released at 2002.04.25	688 458 532 3 600	6 370 400 0	694 828 932 3 600	34 634 350 (3 600)	729 463 282 0	688.458531 0.003600	6.372200 0.000000	694.828931 0.003600	34.634350 -0.003600	729.463282 0.000000	2 453 385 239.226720 0.000000	2 453 385 968.690000 0.000000
Shares cancelled at 2002.04.25	688 462 132 (18 946 025)	6 370 400	694 832 532 (18 946 025)	34 630 750 -	729 463 282 (18 946 025)	688.462131 -18.946025	6.372200 0.000000	694.832531 -18.946025	34.630750 0.000000	729.463282 -18.946025	2 453 385 239.226720 -143 175 222.330000	2 453 385 968.690000 -143 175 241.276025
Shares released at 2002.06.03	669 516 107 55 000	6 370 400 0	675 886 507 55 000	34 630 750 (55 000)	710 517 257 0	669.516106 0.055000	6.372200 0.000000	675.886506 0.055000	34.630750 -0.055000	710.517257 0.000000	2 310 210 016.896720 0.000000	2 310 210 727.413980 0.000000
Shares issued 02.06.03 @ R6,53	669 571 107 (1 000 000)	6 370 400 1 006 100	675 941 507 6 100	34 575 750 12 485 100	710 517 257 12 491 200	669.571106 -1.000000	6.372200 1.006100	675.941506 0.006100	34.575750 12.485100	710.517257 12.491200	2 310 210 016.896720 81 567 523.508800	2 310 210 727.413980 81 567 536.000000
Shares released at 2002.08.20	668 571 107 400	7 376 500 0	675 947 607 400	47 060 850 (400)	723 008 457 0	668.571106 0.000400	7.378300 0.000000	675.947606 0.000400	47.060850 -0.000400	723.008457 0.000000	2 391 777 540.405520 0.000000	2 391 778 263.413980 0.000000
	668 571 507	7 376 500	675 948 007	47 060 450	723 008 457	668.571506	7.378300	675.948006	47.060450	723.008457	2 391 777 540.405520	2 391 778 263.413980

New Africa Capital Limited Ref No 2000/031756/06	Number of Issued Shares					Share Capital						
Issued share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
Brought forward 30.10.02	668 571 507	7 376 500	675 948 007	47 060 450	723 008 457	668.571506	7.378300	675.948006	47.060450	723.008457	2 391 777 540.405520	2 391 778 263.413980
Share cancelled 2002.08.30	(992 436)	0	(992 436)	0	(992 436)	-0.992436	0.000000	-0.992436	0.000000	-0.992436	-6 634 101.440000	-6 634 102.432436
	667 579 071	7 376 500	674 955 571	47 060 450	722 016 021	667.579070	7.378300	674.955570	47.060450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.10.30	50 000	0	50 000	(50 000)	0	0.050000	0.000000	0.050000	-0.050000	0.000000	0.000000	0.000000
	667 629 071	7 376 500	675 005 571	47 010 450	722 016 021	667.629070	7.378300	675.005570	47.010450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares released at 2002.12.09	60 000	0	60 000	(60 000)	0	0.060000	0.000000	0.060000	-0.060000	0.000000	0.000000	0.000000
	667 689 071	7 376 500	675 065 571	46 950 450	722 016 021	667.689070	7.378300	675.065570	46.950450	722.016021	2 385 143 438.965520	2 385 144 160.981540
Shares issued 02.12.02 @ R6,25	0	0	0	12 536 000	12 536 000	0.000000	0.000000	0.000000	12.536000	12.536000	78 349 987.464000	78 350 000.000000
	667 689 071	7 376 500	675 065 571	59 486 450	734 552 021	667.689070	7.378300	675.065570	59.486450	734.552021	2 463 493 426.429520	2 463 494 160.981540

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

(12)

Special resolution

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

2003 -06- 05

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company [illegible]

Name of company [illegible]

Date notice given to members [illegible] 19___ Date resolution passed 2003-05-27 19___

Special resolution passed in terms of section [illegible] of the Act/*~~paragraph~~ [illegible] ~~of the memorandum~~/

*article ______ of the articles.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

[illegible]

03 NOV 15 [illegible] 7:21

Rubber stamp of company, if any or of secretaries.

Date [illegible] Signature [illegible]

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) [illegible]

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company [illegible]

Name of company [illegible]

Postal address [illegible]

[illegible]

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of Companies Registration Office 2003 -06- 09
~~Registrar~~ of Companies REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

EXTRACT FROM THE MINUTES OF THE 2ND ANNUAL GENERAL MEETING OF NEW AFRICA CAPITAL LTD HELD IN BELLVILLE ON TUESDAY, 27 MAY 2003 AT 12H00

SPECIAL RESOLUTION

""THAT the Company renew its general approval for a share buy-back with the following resolution:

"THAT the Board of Directors of the Company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or by any of its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next following annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;

- this general approval to acquire shares be limited in the case of an acquisition by the Company of its own shares to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;

- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;

- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;

- the capital adequacy requirements, applicable to the Company, will not be compromised.""

CERTIFIED A TRUE EXTRACT

....
B GOBODO-MBOMVU
COMPANY SECRETARY

2003-05-30

NOTICE OF ANNUAL GENERAL MEETING

NEW AFRICA CAPITAL LIMITED

(Incorporated in the Republic of South Africa)
(Reg no 2000/031756/06)
("NAC" or "the Company")

NOTICE OF THE 2nd ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the second annual general meeting of the shareholders of the Company will be held at 12h00 on Tuesday, 27 May 2003 in the Executive Suite, First Floor, Parc du Cap 7, Mispel Road, Bellville, at which the following special resolution and ordinary resolutions will be proposed and, if deemed fit, passed with or without modifications:

SPECIAL RESOLUTION

THAT the Company renew its general approval for a share buy-back with the following resolution:

"THAT the Board of Directors of the Company and of any subsidiary of the Company be and are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or by any of its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- this general approval to acquire shares be limited, in the case of an acquisition by the Company of its own shares, to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;
- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;
- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- ~~the prior written consent of the Registrar of Long-term Insurance will be required to each acquisition by the Company of its own shares;~~ Please be advised that this was excluded at the AGM proceedings as it is no longer a requirement.
- the capital adequacy requirements applicable to the Company will not be compromised."

REASON FOR AND INTENTION OF THE PROPOSED SPECIAL RESOLUTION

The reason for the Special Resolution is to enable the Company or a subsidiary company, by way of a general approval, to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be), such authority to remain valid until the Company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

The intention of the proposed Special Resolution to repurchase ordinary shares in the Company is to allow the directors flexibility and discretion to repurchase shares in the Company at such time they feel it to be appropriate, taking into consideration, inter alia, market conditions, the Company's share price and the impact of a share repurchase on the Company's net asset value and earnings per share.

EFFECT OF SPECIAL RESOLUTION

The effect of the Special Resolution is to enable the Company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be).

ORDINARY RESOLUTIONS

1. THAT the Company receive the annual financial statements of the Company for the financial year ended 31 December 2002, including the directors' report, the auditors' report and the statutory actuaries' report.

NOTICE OF ANNUAL GENERAL MEETING (continued)

2. THAT the Company confirms the remuneration payable to the directors for services rendered during the financial year ended 31 December 2002, as recorded in the financial statements.

3. THAT *the Company authorises the directors to fix the remuneration of the auditors for the past year.*

4. THAT the Company confirms the appointment of Mr P C Lamprecht as newly appointed director.
   Copies of the abovementioned director's curriculum vitae are available from the company secretary.

5. THAT the Company considers and, if deemed appropriate, passes the following resolution as an ordinary resolution with or without amendments:

   "That all the unissued shares of the Company shall be placed under the control of the directors who are authorised to issue such shares as they may deem fit, subject to the provisions of the Companies Act and the Listing Requirements of the JSE."

6. THAT the Company transacts such other business as may be transacted at an annual general meeting.

7. THAT any one director of the Company or the company secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the provisions of the Ordinary resolutions proposed at this meeting.

VOTING AND PROXIES

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and, on a poll, to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the Company.

A form of proxy is attached for the convenience of any shareholder who is unable to attend the annual general meeting, but who wishes to be represented thereat.

The form of proxy must be received at the registered office of the Company by not later than 09h30 on Thursday, 22 May 2003.

On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board

Mrs B Gobodo-Mbomvu
Company secretary
11 March 2003
Cape Town

Registered office
Parc du Cap 7
Mispel Road
Bellville 7530

Directors: *Mrs G T Serobe (group chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann (executive),* N Z Buthelezi, Mrs I Charnley, Prof W P Esterhuyse, Dr I A Goldin, P C Lamprecht, S A Muller, J E Newbury, M Ngoasheng, M L Smith, Dr F A Sonn, J C van Reenen, S D M Zungu.

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

13

CM 29
CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec 216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P O Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

NEW AFRICA CAPITAL LTD
P O BOX 2212
BELLVILLE
7535

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

03 OCT 11 ... 7:21

Opgawe van besonderhede soos op/
Return of particulars as at 2003-06-30

Verklaring/Statement

Ek, ______________________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur is, op 'n vorm CM27 verkry is.

I, BONGIWE GOBODO-MBOMVU
(name of director or officer)
state that the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken / Signed: [signature]
Datum / Date: 2003-06-30

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	DOYLE
2. Volle voorname/Full forenames	PETER RAYMOND
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year: 5 5; Maand/Month: 0 7; Dag/Day: 1 9; 5 0 9 2 0 0 1
5. (a) Datum van aanstelling/Date of appointment	2001-09-21
(b) Betiteling/Designation	GROUP CHIEF EXECUTIVE
6. Woonadres/Residential address	9 CROFT ROAD, CONSTANTIA, CAPE 7800
7. Besigheidsadres/Business address	PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
9. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
10. Beroep/Occupation	ACTUARY
11. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1. SITHOLE
2. ABEL MOFFAT
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 6 2 1 2 2 5 6 0 5 9 0 8 5
5. (a) 2001-09-21
(b) EXECUTIVE DIRECTOR
6. 54 DEVONSHIRE AVENUE, BRYANSTON 2021
7. MET BLDG, CONSTANTIA O/P, CNR 14TH AVE & H POTGIETER RD, WELTEVREDEN PARK 1709
8. POSTNET SUITE 86, P/BAG X26, SUNNINGHILL 2157
9. S A
10. CEO - EMPLOYEE BENEFITS
11. YES
12. N/A

1. SPECKMANN
2. PRESTON EUGENE
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 5 6 1 2 1 4 5 1 3 9 0 8 2
5. (a) 2001-07-30
(b) EXECUTIVE DIRECTOR
6. 42 PORTERVILLE RD, WELGELEGEN 7500
7. PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. P O BOX 2212, BELLVILLE 7535
9. S A
10. CHARTERED ACCOUNTANT
11. YES
12. N/A

1. SEROBE
2. GLORIA TOMATOE
3. nee NDALISO
4. Jaar/Year | Maand/Month | Dag/Day: 5 9 0 9 2 0 0 7 2 1 0 8 9
5. (a) 2001-09-21
(b) CHAIRMAN
6. 56 DENOON DRIVE, ATHOLL, SANDTON 2196
7. WIPHOLD, 61 CENTRAL STREET, HOUGHTON 2198
8. POSTNET SUITE 169, P/BAG X2600, HOUGHTON 2041
9. S A
10. EXECUTIVE DIRECTOR - FINANCE
11. YES
12. N/A

1. NGOASHENG
2. MOSES MODIDIMA
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 5 7 0 5 1 0 5 7 4 6 0 8 4
5. (a) 2001-12-01
(b) DIRECTOR
6. 266 PAPENFUS DR, BEAULIEAU, KYALAMI 1684
7. 91 CENTRAL STREET, HOUGHTON 2198
8. P O BOX 652286, BENMORE 2010
9. S A
10. BUSINESSMAN
11. YES
12. RESIGNATION 2003-06-25

1. NEWBURY
2. JOHN ERNEST
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 4 2 0 6 2 1 5 0 0 8 0 8 6
5. (a) 2001-09-21
(b) DIRECTOR
6. 50A THIRD AVENUE, ILLOVO 2196
7. MICROMEGA HOLDINGS LTD, 12TH FLOOR, SANDTON OFFICE TOWER, SANDTON CITY 2196
8. P O BOX 911, ILLOVO 2116
9. S A
10. BUSINESSMAN
11. YES
12. N/A

1. MULLER
2. SYDNEY ALAN
3. N/A
4. Jaar/Year | Maand/Month | Dag/Day: 4 8 1 0 1 7 5 1 1 2 0 0 0
5. (a) 2001-09-21
(b) DIRECTOR
6. 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
7. N/A
8. 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
9. S A
10. BUSINESSMAN
11. YES
12. N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK DURBANVILLE 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON 2196
7.	WOODMEAD OFFICE PARK, STIRRUP LANE, WOODMEAD, SANDTON 2196
8.	P O BOX 3627, RIVONIA 2128
9.	S A
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
9.	S A
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED 7530
7.	AFRICA GROUP, GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE 7535
9.	S A
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	ZUNGU
2.	SANDILE DONALD MUZIWENKOSI
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	6 7 0 2 1 0 5 3 2 7 0 8 9
5. (a)	2001-09-21
(b)	DIRECTOR
6.	57 ECCLESTON CRESCENT, BRYANSTON 2021
7.	FULHAM HOUSE, 20 GEORGIAN CRES, HAMPTON PARK, BRYANSTON, SANDTON 2199
8.	P O BOX 782922, SANDTON 2146
9.	S A
10.	EXEC DIRECTOR - GR STRATEGY & EMPOWERMENT
11.	YES
12.	N/A

1.	GOLDIN
2.	IAN ANDREW
3.	N/A
4. (Jaar/Year, Maand/Month, Dag/Day)	5 5 0 3 0 3 5 1 6 1 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
7.	THE WORLD BANK, ROOM MC-4-363, 1818 H STREET N.W., WASHINGTON D.C. 20433, USA
8.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
9.	S A
10.	SENIOR POLICY ADVISER
11.	NO
12.	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	CHARNLEY
2.	IRENE
3.	nee BARENDILLA
4. Jaar/Year, Maand/Month, Dag/Day	6 0 0 5 0 6 0 1 1 0 0 8 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 CARMEL VILLAGE, GATESIDE AVENUE, DAINFERN 2055
7.	MTN BUILDING, 2ND FLOOR CENTRE, 3 ALICE LANE SANDTON 2196
8.	P O BOX 231, JOHANNESBURG 2000
9.	S A
10.	EXECUTIVE DIRECTOR - TELECOMMUNICATIONS
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	5 5 0 3 0 1 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA RD, WELGEDACHT 7538
7.	WINECORP, ANNANDALE RD, LYNEDOCH 7603
8.	P O BOX 6711, WELGEMOED 7538
9.	S A
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	LAMPRECHT
2.	PETER CHRISTIAANSEN
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	4 2 0 9 2 1 5 1 1 4 0 8 6
5. (a)	2002-05-01
(b)	DIRECTOR
6.	OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA 6570
7.	N/A
8.	P O BOX 3015, KNYSNA 6570
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.				
2.				
3.				
	Jaar Year	Maand Month	Dag Day	
4.				
5. (a)				
(b)				
6.				
7.				
8.				
9.				
10.				
11.				
12.				

1.				
2.				
3.				
	Jaar Year	Maand Month	Dag Day	
4.				
5. (a)				
(b)				
6.				
7.				
8.				
9.				
10.				
11.				
12.				

B. Ouditeur/Auditor

1.	Naam/Name	PRICEWATERHOUSECOOPERS	ERNST & YOUNG
2.	Datum van aanstelling/Date of appointment	2000-12-31	2000-12-31
3.	Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.	N/A	N/A

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

Datum ontvang
Date received

Datumstempel van registrasie kantoor vir maatskappye/ datestamp of companies registration office

2003 -07- 07

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Gedateer
Dated 2003-06-30

Naam van maatskappy
Name of company NEW AFRICA CAPITAL LTD

(M VAN DYK PDC 6/2)

Posadres
Postal address P O BOX 2212

BELLVILLE

7535

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registrasie No. van Maatskappy
Registration No. of company

2000/031756/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	GOBODO-MBOMVU
2 Volle voorname/Full forenames	BONGIWE
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 6 7 0 2 2 6 0 4 6 9 0 8 0
5. (a) Datum van aanstelling/Date of appointment	2002-02-01
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Woonadres/Residential address	3 CONSTANTIA ROAD, PANORAMA 7500
8. Besigheidsadres/Business address	PARC DU CAP 6, MISPEL RD, BELLVILLE 7530
9. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
10. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
11. Beroep/Occupation	ATTORNEY
12. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	N/A

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	
13.	

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	
13.	

Inhoud van Register van Direkteure, Ouditeure en Beamptes — CM 29
Contents of Register of Directors, Auditors and Officers — CM 29

(14)

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec 216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P O Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

NEW AFRICA CAPITAL LTD
P O BOX 2212
BELLVILLE
7535

Registrasie No. van maatskappy
Registration No. of Company
2000/031756/06

03 NOV 14 PM 7:21

Opgawe van besonderhede soos op/
Return of particulars as at 2003-08-19

Verklaring/Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur is, op 'n vorm CM27 verkry is.

I, BONGIWE GOBODO-MBOMVU
(name of director or officer)
state that the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature]

Datum
Date 2003-08-19

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	DOYLE
2 Volle voorname/Full forenames	PETER RAYMOND
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year: 55; Maand/Month: 07; Dag/Day: 19 — 5 5 0 7 1 9 5 0 9 2 0 0 1
5. (a) Datum van aanstelling/Date of appointment	2001-09-21
(b) Betiteling/Designation	GROUP CHIEF EXECUTIVE
6. Woonadres/Residential address	9 CROFT ROAD, CONSTANTIA, CAPE 7800
7. Besigheidsadres/Business address	PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
9. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
10. Beroep/Occupation	ACTUARY
11. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	SITHOLE
2.	ABEL MOFFAT
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	6 2 1 2 2 5 6 0 5 9 0 8 5
5. (a)	2001-09-21
(b)	EXECUTIVE DIRECTOR
6.	54 DEVONSHIRE AVENUE, BRYANSTON 2021
7.	MET BLDG, CONSTANTIA O/P, CNR 14TH AVE & H POTGIETER RD, WELTEVREDEN PARK 1709
8.	POSTNET SUITE 86, P/BAG X26, SUNNINGHILL 2157
9.	S A
10.	CEO - EMPLOYEE BENEFITS
11.	YES
12.	N/A

1.	SPECKMANN
2.	PRESTON EUGENE
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	5 6 1 2 1 4 5 1 3 9 0 8 2
5. (a)	2001-07-30
(b)	EXECUTIVE DIRECTOR
6.	42 PORTERVILLE RD, WELGELEGEN 7500
7.	PARC DU CAP 7, MISPEL RD, BELLVILLE 7530
8.	P O BOX 2212, BELLVILLE 7535
9.	S A
10.	CHARTERED ACCOUNTANT
11.	YES
12.	N/A

1.	SEROBE
2.	GLORIA TOMATOE
3.	nee NDALISO
4. Jaar/Year, Maand/Month, Dag/Day	5 9 0 9 2 0 0 7 2 1 0 8 9
5. (a)	2001-09-21
(b)	CHAIRMAN
6.	56 DENOON DRIVE, ATHOLL, SANDTON 2196
7.	WIPHOLD, 61 CENTRAL STREET, HOUGHTON 2198
8.	POSTNET SUITE 169, P/BAG X2600, HOUGHTON 2041
9.	S A
10.	EXECUTIVE DIRECTOR - FINANCE
11.	YES
12.	N/A

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	NEWBURY
2.	JOHN ERNEST
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	4 2 0 6 2 1 5 0 0 8 0 8 6
5. (a)	2001-09-21
(b)	DIRECTOR
6.	50A THIRD AVENUE, ILLOVO 2196
7.	MICROMEGA HOLDINGS LTD, 12TH FLOOR, SANDTON OFFICE TOWER, SANDTON CITY 2196
8.	P O BOX 911, ILLOVO 2116
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	MULLER
2.	SYDNEY ALAN
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	4 8 1 0 1 7 5 1 1 2 0 0 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
7.	N/A
8.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI 7945
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4.	Jaar/Year: 40 Maand/Month: 07 Dag/Day: 22 — 4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK DURBANVILLE 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4.	Jaar/Year: 55 Maand/Month: 01 Dag/Day: 16 — 5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON 2196
7.	WOODMEAD OFFICE PARK, STIRRUP LANE, WOODMEAD, SANDTON 2196
8.	P O BOX 3627, RIVONIA 2128
9.	S A
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4.	Jaar/Year: 36 Maand/Month: 08 Dag/Day: 19 — 3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH 7600
9.	S A
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4.	Jaar/Year: 39 Maand/Month: 10 Dag/Day: 11 — 3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED 7530
7.	AFRICA GROUP, GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE 7535
9.	S A
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	ZUNGU
2.	SANDILE DONALD MUZIWENKOSI
3.	N/A
4.	Jaar/Year: 67 Maand/Month: 02 Dag/Day: 10 — 6 7 0 2 1 0 5 3 2 7 0 8 9
5. (a)	2001-09-21
(b)	DIRECTOR
6.	57 ECCLESTON CRESCENT, BRYANSTON 2021
7.	FULHAM HOUSE, 20 GEORGIAN CRES, HAMPTON PARK, BRYANSTON, SANDTON 2199
8.	P O BOX 782922, SANDTON 2146
9.	S A
10.	EXEC DIRECTOR - GR STRATEGY & EMPOWERMENT
11.	YES
12.	N/A

1.	GOLDIN
2.	IAN ANDREW
3.	N/A
4.	Jaar/Year: 55 Maand/Month: 03 Dag/Day: 03 — 5 5 0 3 0 3 5 1 6 1 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
7.	THE WORLD BANK, ROOM MC-4-363, 1818 H STREET N.W., WASHINGTON D.C. 20433, USA
8.	5005 BELT ROAD N.W., WASHINGTON D.C. 20016
9.	S A
10.	SENIOR POLICY ADVISER
11.	NO
12.	RESIGNATION 2003-08-18

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	CHARNLEY
2.	IRENE
3.	nee BARENDILLA
4. Jaar/Year, Maand/Month, Dag/Day	6 0 0 5 0 6 0 1 1 0 0 8 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 CARMEL VILLAGE, GATESIDE AVENUE, DAINFERN 2055
7.	MTN BUILDING, 2ND FLOOR CENTRE, 3 ALICE LANE SANDTON 2196
8.	P O BOX 231, JOHANNESBURG 2000
9.	S A
10.	EXECUTIVE DIRECTOR - TELECOMMUNICATIONS
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	5 5 0 3 0 1 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA RD, WELGEDACHT 7538
7.	WINECORP, ANNANDALE RD, LYNEDOCH 7603
8.	P O BOX 6711, WELGEMOED 7538
9.	S A
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	LAMPRECHT
2.	PETER CHRISTIAANSEN
3.	N/A
4. Jaar/Year, Maand/Month, Dag/Day	4 2 0 9 2 1 5 1 1 4 0 8 6
5. (a)	2002-05-01
(b)	DIRECTOR
6.	OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA 6570
7.	N/A
8.	P O BOX 3015, KNYSNA 6570
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4. Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registrasie No. van maatskappy
Registration No. of Company

2000/031756/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.	1.
2.	2.
3.	3.
4. Jaar/Year Maand/Month Dag/Day	4. Jaar/Year Maand/Month Dag/Day
5. (a)	5. (a)
(b)	(b)
6.	6.
7.	7.
8.	8.
9.	9.
10.	10.
11.	11.
12.	12.

B. Ouditeur/Auditor

1.	Naam/Name	PRICEWATERHOUSECOOPERS	ERNST & YOUNG
2.	Datum van aanstelling/Date of appointment	2000-12-31	2000-12-31
3.	Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.	N/A	N/A

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

Datum ontvang
Date received

Datumstempel van registrasie kantoor vir maatskappye/ date stamp of companies registration office

Gedateer
Dated 2003-08-19

Naam van maatskappy
Name of company NEW AFRICA CAPITAL LTD

(M VAN DYK PDC 6/2)

Posadres
Postal address P O BOX 2212

BELLVILLE

7535

Cm29 nac 8/19/03

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registrasie No. van Maatskappy
Registration No. of company

2000/031756/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	GOBODO-MBOMVU
2 Volle voorname/Full forenames	BONGIWE
3. Vorige van en voorname/Former surname and forenames	N/A
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number, or if not available, date of birth	Jaar/Year 67, Maand/Month 02, Dag/Day 26: 6 7 0 2 2 6 0 4 6 9 0 8 0
5. (a) Datum van aanstelling/Date of appointment	2002-02-01
(b) Betiteling/Designation	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Woonadres/Residential address	3 CONSTANTIA ROAD, PANORAMA 7500
8. Besigheidsadres/Business address	PARC DU CAP 6, MISPEL RD, BELLVILLE 7530
9. Posadres/Postal address	P O BOX 2212, BELLVILLE 7535
10. Nationaliteit/Nationality (indien nie Suid-Afrikaans nie/if not South African)	S A
11. Beroep/Occupation	ATTORNEY
12. In Suid-Akrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	N/A

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.	1.
2.	2.
3.	3.
4. Jaar/Year Maand/Month Dag/Day	4. Jaar/Year Maand/Month Dag/Day
5. (a)	5. (a)
(b)	(b)
6.	6.
7.	7.
8.	8.
9.	9.
10.	10.
11.	11.
12.	12.
13.	13.

(15)

Form CM 15

03 NOV 11 7:21

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

2000/031756/06

Name of company New Africa Capital Limited

1. Date of allotment of shares 3 June 2003

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 000 000 000	Ordinary	0.000001	R1 000.00
1 000 000 000	Total	Total	R1 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	Ordinary	0.000001	0.000007
7	Total	Total	0.000007

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
SEE THE ATTACHED	SCHEDULE		
Total		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ---------- R 734 552 021
Stated capital ---------- R
Premium account ---------- R 2 463 493 426.434000
Total issued capital ---------- R 2 463 494 160.990000

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
6 968 200	Ordinary	0.000001	5.249999	36 583 050.000000
	Total(s)	6 968 200	Total(s)	36 583 050.000000

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
741 520 221	Ordinary	0.000001	Varies	2 500 076 469.465800	741 524 200
741 520 221	Total		Total	2 500 076 469.46	741 524 200

Summary of issued capital at date of this return

Amount of issued paid-up capital ---------- R 741 524 200
Stated capital ---------- R
Premium account ---------- R 2 500 076 469.465800
Total issued capital ---------- R 2 500 077 210.990000

Certified correct.

Date 7 October 2003 Signature [signature]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated

Name of Company NEW AFRICA CAPITAL LIMITED

Postal Address P O BOX 2212
BELVILLE
7535

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Africa Capital Limited No 2000/031756/06	Number of Issued Shares					Share Capital						
ed share capital	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
ıal NAIL issue @ 0.0001c in terms of the scheme 384239	1 687,099,031	6,752,200	1 693,851,231	0.00 33,929,250	1 727,780,481	- 687.099031	- 6.750000	- 693.850000	- 33.930000	- 727.780000	- 2,462,982,187.220000	- 2,462,982,915.000000
ıs released at 2001.10.01	687,099,032 78,500	6,752,200 0	693,851,232 78,500	33,929,250 (78,500)	727,780,482 0	687.099031 0.078500	6.750000 -	693.850000 0.078500	33.930000 (0.078500)	727.780000 -	2,462,982,187.220000 -	2,462,982,915.000000 -
ıs released at 2001.10.31	687,177,532 100,600	6,752,200 0	693,929,732 100,600	33,850,750 (100,600)	727,780,482 0	687.177531 0.100600	6.750000 -	693.928500 0.100600	33.851500 (0.100600)	727.780000 -	2,462,982,187.220000 -	2,462,982,915.000000 -
ıs released incentive scheme	687,278,132 130,700	6,752,200 (130,700)	694,030,332 0	33,750,150 0	727,780,482 0	687.278131 0.130700	6.750000 (0.130000)	694.029100 -	33.750900 -	727.780000 -	2,462,982,187.220000 -	2,462,982,915.000000 -
ıs released at 2001.12.05	687,408,832 742,900	6,621,500 0	694,030,332 742,900	33,750,150 (742,900)	727,780,482 0	687.408831 0.742900	6.620000 -	694.029100 0.742900	33.750900 (0.742900)	727.780000 -	2,462,982,187.220000 -	2,462,982,915.000000 -
ıs released at 2001.12.14	688,151,732 22,500	6,621,500 0	694,773,232 22,500	33,007,250 (22,500)	727,780,482 0	688.151731 0.022500	6.620000 -	694.772000 0.022500	33.008000 (0.022500)	727.780000 -	2,462,982,187.220000 -	2,462,982,915.000000 -
es released incentive scheme	688,174,232 251,100	6,621,500 (251,100)	694,795,732 0	32,984,750 0	727,780,482 0	688.174231 0.251100	6.620000 (0.250000)	694.794500 -	32.985500 -	727.780000 -	2,462,982,187.220000 -	2,462,982,915.000000 -
es issued 01.12.01 @ R8,30	688,425,332 0	6,370,400 0	694,795,732 0	32,984,750 1,682,800	727,780,482 1,682,800	688.425331 -	6.370000 -	694.794500 -	32.985500 1.682800	727.780000 1.682800	2,462,982,187.220000 13,967,238.317200	2,462,982,915.000000 13,967,240.000000
es released at 2002.01.10	688,425,332 33,200	6,370,400 0	694,795,732 33,200	34,667,550 (33,200)	729,463,282 0	688.425331 0.033200	6.370000 -	694.794500 0.033200	34.668300 (0.033200)	729.462800 -	2,476,949,425.537200 -	2,476,950,155.000000 -
g costs written off	688,458,532	6,370,400	694,828,932	34,634,350	729,463,282	688.458531	6.370000	694.827700	34.635100	729.462800	2,476,949,425.537200 (23,564,186.310000)	2,476,950,155.000000 (23,564,186.310000)
es released at 2002.04.25	688,458,532 3,600	6,370,400 0	694,828,932 3,600	34,634,350 (3,600)	729,463,282 0	688.458531 0.003600	6.370000 -	694.827700 0.003600	34.635100 (0.003600)	729.462800 -	2,453,385,239.227200 -	2,453,385,968.690000 -
es cancelled at 2002.04.25	688,462,132 (18,946,025)	6,370,400	694,832,532 (18,946,025)	34,630,750 -	729,463,282 (18,946,025)	688.462131 (18.946025)	6.370000 -	694.831300 (18.946025)	34.631500 -	729.462800 (18.946025)	2,453,385,239.227200 (143,175,222.330000)	2,453,385,968.690000 (143,175,241.276025)
es released at 2002.06.03	669,516,107 55,000	6,370,400 0	675,886,507 55,000	34,630,750 (55,000)	710,517,257 0	669.516106 0.055000	6.370000 -	675.885275 0.055000	34.631500 (0.055000)	710.516775 -	2,310,210,016.897200 -	2,310,210,727.413980 -
es issued 02.06.03 @ R6,53	669,571,107 (1,000,000)	6,370,400 1,006,100	675,941,507 6,100	34,575,750 12,485,100	710,517,257 12,491,200	669.571106 (1.000000)	6.370000 1.006100	675.940275 0.006100	34.576500 12.485100	710.516775 12.491200	2,310,210,016.897200 81,567,523.508800	2,310,210,727.413980 81,567,536.000000
es released at 2002.08.20 e cancelled 2002.08.30	668,571,107 400 (992,436)	7,376,500 0 0	675,947,607 400 (992,436)	47,060,850 (400) 0	723,008,457 0 (992,436)	668.571106 0.000400 (0.992436)	7.376100 - -	675.946375 0.000400 (0.992436)	47.061600 (0.000400) -	723.007975 - (0.992436)	2,391,777,540.406000 - (6,634,101.440000)	2,391,778,263.413980 - (6,634,102.432436)
es cancelled 02.08.31	667,579,071 -992,436	7,376,500	674,955,571 -992,436	47,060,450	722,016,021	667.579070 (0.992436)	7.376100	674.954339 (0.992436)	47.061200	722.015539 (0.992436)	2,385,143,438.966000 (6,634,101.440000)	2,385,144,160.981540 (6,634,102.432436)

ew Africa Capital Limited
ef No 2000/031756/06

sued share capital	Number of Issued Shares					Share Capital						
	Listed Ordinary Shares	Listed Incentive Scheme Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Issued	Listed Ordinary Shares	Listed Incentive Shares	Total Listed	Unlisted Staff Share Purchase Scheme Shares	Total Excluding Premium	Share Premium Account	Total Capital
	Shares	Shares	Listed	Scheme Shares	Issued	Shares	Shares	Listed	Scheme Shares	Premium	Account	Capital
rought forward 30.10.02	667,579,071	7,376,500	674,955,571	47,060,450	722,016,021	667.580000	7.380000	674.950000	47.060000	722.020000	2,385,143,438.970000	2,385,144,160.980000
hares released at 2002.10.30	50,000	0	50,000	(50,000)	0	0.050000	-	0.050000	(0.050000)	-	-	-
	667,629,071	7,376,500	675,005,571	47,010,450	722,016,021	667.630000	7.380000	675.000000	47.010000	722.020000	2,385,143,438.970000	2,385,144,160.980000
hares released at 2002.12.09	60,000	0	60,000	(60,000)	0	0.060000	-	0.060000	(0.060000)	-	-	-
	667,689,071	7,376,500	675,065,571	46,950,450	722,016,021	667.690000	7.380000	675.060000	46.950000	722.020000	2,385,143,438.970000	2,385,144,160.980000
hares issued 02.12.02 @ R6,25	0	0	0	12,536,000	12,536,000	-	-	-	12.536000	12.536000	78,349,987.464000	78,350,000.000000
	667,689,071	7,376,500	675,065,571	59,486,450	734,552,021	667.690000	7.380000	675.060000	59.486000	734.556000	2,463,493,426.434000	2,463,494,160.990000
hares released incentive scheme	35,000	(35,000)	0	0	0	0.035000	(0.035000)	-	-	-	-	-
	667,724,071	7,341,500	675,065,571	59,486,450	734,552,021	667.725000	7.345000	675.060000	59.486000	734.556000	2,463,493,426.434000	2,463,494,160.990000
hare schedule adjustment	(9,000)	9,000	0	0	0	(0.009000)	0.009000	-	-	-	-	-
	667,715,071	7,350,500	675,065,571	59,486,450	734,552,021	667.716000	7.354000	675.060000	59.486000	734.556000	2,463,493,426.434000	2,463,494,160.990000
hares released at 2003.08.25	26,000	0	26,000	(26,000)	0	0.026000	-	0.026000	(0.026000)	0.000000	(0.000000)	-
	667,741,071	7,350,500	675,091,571	59,460,450	734,552,021	667.742000	7.354000	675.086000	59.460000	734.556000	2,463,493,426.434000	2,463,494,160.990000
hares issued 02.06.03 @ R5,25	0	2,650,200	2,650,200	4,318,000	6,968,200	-	2.650200	2.650200	4.318000	6.968200	36,583,043.031800	36,583,050.000000
	667,741,071	10,000,700	677,741,771	63,778,450	741,520,221	667.742000	10.004200	677.736200	63.778000	741.524200	2,500,076,469.465800	2,500,077,210.990000

Business Day 7 January 2002

03 NOV ... 7:21

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
(Share code: NAC ISIN: ZAE000033130)
("NAC" or "the Company")

REPURCHASE OF A FURTHER 3% OF THE ISSUED ORDINARY SHARES IN NAC ON THE OPEN MARKET

1. Repurchase

The directors of NAC are authorised to announce the purchase by its wholly-owned subsidiary company, Metropolitan Life Limited ("Metropolitan"), of an additional 22 105 259 of the Company's ordinary shares as Treasury Stock on the open market during the period 30 October 2001 to 4 January 2002. This represents 3,04% of the total issued ordinary share capital of the Company at the date of the listing of NAC, being the date on which the general authority to repurchase shares ("the Authority Date") became effective for the purposes of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE").

As announced on 23 October 2001, Metropolitan acquired 1,56% of the issued share capital of NAC during the period 28 September 2001 to 22 October 2001.

In addition to this Treasury Stock, the insurance subsidiaries in the NAC group, cumulatively, hold 4,38% of the total issued share capital of NAC on behalf of their policyholders, in terms of Section 32(2) of the Long-Term Insurance Act, 1998.

2. Details of the cumulative share repurchases (Treasury Stock)

The details of the cumulative share repurchases between 28 September 2001 and 4 January 2002 are set out below:

• Number of ordinary shares repurchased	33 490 559
• Treasury Stock as a percentage of total trade in NAC shares	34,14%
• Percentage of the Company's issued ordinary shares at the Authority Date	4,60%
• Total value of ordinary shares purchased	R279 550 460
• Highest value paid per ordinary share purchased	885 cents
• Lowest value paid per ordinary share purchased	745 cents
• Number of ordinary shares which may still be repurchased by the Company in terms of the general authority	80 208 205
• Percentage of the Company's issued ordinary shares which may still be repurchased by the Company in terms of the general authority	11,02%
• Number of ordinary shares which may still be repurchased by subsidiaries of NAC (on behalf of either shareholders or policyholders)	7 430 157
• Percentage of the Company's issued ordinary shares which may still be repurchased by subsidiaries of NAC (on behalf of either shareholders or policyholders)	1,02%

3. Source of funds

The share repurchases were implemented using funds generated in the ordinary course of business.

4. Directors' opinion

The directors of NAC have considered the effects of the share repurchases and are unanimously of the opinion that, for a period of 12 months after the date of this announcement:

- the Company and its subsidiaries will be able to meet their debts in the ordinary course of business;
- the assets of the Company and its subsidiaries, fairly valued in accordance with Generally Accepted Accounting Practice, will remain in excess of the liabilities of the Company and its subsidiaries;
- the issued capital and reserves of the Company and its subsidiaries are adequate for the purposes of the business;
- the working capital available to the Company and its subsidiaries is sufficient for the Company and its subsidiaries.

5. **Pro forma financial effects of the repurchases**

The table below sets out the financial effects of the repurchase of 4,60% of NAC's issued ordinary share capital:

	Before the repurchases (cents)	After the repurchases (cents)	Increase/ (Decrease) (%)
Earnings per share	34,02	35,12	3,2
Headline earnings per share	36,78	38,01	3,4
Embedded value per share	1 066	1 077	1,0
Tangible net asset value per share	737	732	(0,6)

Assumptions:

1. The pro forma financial effects on the NAC group are calculated based on the results for the six months ended 30 June 2001, assuming that the purchases to date had been carried out on 1 January 2001. The accounting policies employed by NAC for the six months ended 30 June 2001 have been applied in making these calculations.
2. The pro forma adjustments assume that the ordinary shares had been repurchased with funds realised from the sale of equities on which there would have been a loss of investment income, calculated at an after-tax rate of 2,7% per annum.
3. The shares held on behalf of policyholders are not eliminated on consolidation and thus have no effect on the group results.

6. **JSE listing**

The shares have been acquired by Metropolitan, a wholly-owned subsidiary of NAC, to be held on behalf of shareholders as Treasury Stock. Accordingly, the shares will continue to be listed on the JSE.

7. **Rationale**

The repurchase of shares by NAC forms part of its capital management programme to ensure that surplus capital is efficiently deployed.

NAC will continue to consider and, if appropriate, conduct further repurchases in order to manage the level of capital in the NAC group.

Bellville
7 January 2002

Financial adviser to NAC	Sponsor to NAC	Sponsoring broker to NAC in Namibia	Legal adviser to NAC
Deutsche Securities Member of the Deutsche Bank Group Deutsche Securities (SA) (Proprietary) Limited (Registration number 1995/011798/07)	AMB AFRICAN MERCHANT BANK LIMITED REGISTERED BANK	Lexus Securities (Pty) Ltd	DENEYS REITZ ATTORNEYS Deneys Reitz Inc. Reg No. 1984/003385/21


UPDATE
NEW AFRICA CAPITAL

January 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New Africa Capital moves strongly into market

New Africa Capital (NAC) has sent an extremely positive message to prospective investors by utilising some R280 million in excess capital to repurchase 4.6% of its shares on the open market. "We believe that our share price is significantly undervalued at present and decided that a share buy-back was one of the most efficient and effective ways of deploying some of our surplus capital," says Tyrrel Murray, general manager (finance).

The series of transactions, dating from September 2001 to January 2002, involves 33.5 million shares. This represents 34% of the total number of NAC shares traded during the period, a clear indication of the substantial nature of the buy-backs and strong confirmation of NAC's faith in the upward potential of its share price.

The repurchases were effected at prices ranging between 745 cents and 885 cents per share, well below the embedded value per share of 1066 cents as at 30 June 2001 when the group announced its interim results.

The shares acquired are being held as treasury stock on behalf of shareholders. "As such they will continue to be listed on the JSE and will therefore also remain available for use as acquisition currency if required," points out Murray.

In addition to helping to ensure that the group's surplus funds are optimally deployed, the repurchases would have increased the embedded value per NAC share from 1066 cents to 1077 cents had they taken place prior to June 2001. "This is very much in line with NAC's stated intention of enhancing shareholder value," says Murray.

NAC will consider further buy-backs in the future as part of the ongoing evaluation of its capital management programme in pursuit of superior returns for stakeholders. The group will, however, shortly be entering a closed trading period ahead of the publication of its annual results in late March.


UPDATE
NEW AFRICA CAPITAL

March 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Metropolitan Health Group restructures

The Metropolitan Health Group recently completed a restructuring process to maintain its position as a market leader.

"The Metropolitan Health Group's number of members under administration was recently reduced as a result of the sale of Sanlam Health which led to the transfer of the administration of its two medical schemes, Topmed and Selfmed, previously administered by us. In addition to the loss of other schemes, the membership of Metropolitan OpenPlan also dropped significantly. Fluctuating membership levels are not uncommon in the healthcare industry.

"We have completed the right-sizing of our company which sees our number of employees reducing from 1100 to 860. This is part of our long-term strategy for growth and increased investor returns," said Blum Khan, CEO of the Metropolitan Health Group.

In keeping with the Metropolitan Health Group's ongoing commitment to offering a cost-effective but highly efficient service to its clients, the decision was made to restructure operations with a strong focus on customising service to each client scheme's specific needs.

"For us to remain dynamic and retain our edge in the marketplace we needed to review how well we are positioned to react to the impact of the latest external market forces on our organisation," said Khan.

He said that the right-sizing process was transparent and negotiated with all affected staff members. Management had endeavoured to bear the needs of staff in mind throughout and to keep the lines of communication open, also offering staff a number of assistance programmes to aid in addressing their career and personal needs.

Metropolitan Health Group is currently South Africa's third largest medical aid scheme administrator with an estimated market share of some 15,5%.

"The management of Metropolitan Health Group is confident of continued future growth, especially in the franchising of our administration system. Other exciting business opportunities are also being actively pursued to retain and grow business in 2002/2003," Khan added.

BACKGROUND INFORMATION

The business rationale behind the restructuring of Metropolitan Health Group (MHG) is based on a number of factors, including the merging of three major entities and the reduction of numbers under administration.

During 2001, MHG underwent the merging of Newmed, Methealth and Transmed. This process required a great deal of management capacity to drive the changes in terms of work process, organisational structuring and alignment of organisational culture, but was successfully concluded.

Certain events also resulted in a significant loss of membership during 2001. These include:

- Voluntary liquidation of Publiserve (9000 members)

- Sale of Sanlam Health to Medscheme, effectively resulting in the loss of administration contracts for Topmed and Selfmed (45000 members)

- Loss of members on OpenPlan due to benefit changes as well as mid-year increases in the premiums (10000 members)

- Shoprite and Edcon contracts drew to a close in 2001, and were not renewed as these schemes required underwriting which MHG does not offer (8500 members)

- The sale of CGU to Mutual and Federal (500 members)

MHG is a health administration organisation, with revenue streams being:

- Fees derived from members under administration
- Licensing fees derived from franchise agreements.
- Fees derived from clients who purchase managed care programmes

In spite of the above, MHG management chose not to consider rightsizing the business at the time, as a number of business opportunities were being actively pursued. However, these opportunities failed to materialise. This, in addition to further significant member losses during the latter part of 2001, and early 2002, under the Metropolitan OpenPlan Scheme, signalled the need for immediate management action (40000 members). MHG received notice of these additional losses during November and December 2001.

ends


UPDATE
NEW AFRICA CAPITAL

March 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Profit warning

The New Africa Capital group will release its annual results for the year ended 31 December 2001 on 27 March 2002. The Board of Directors wishes to advise that the group will report lower headline earnings for the second half year compared to those disclosed for the first half year. The results for the full year will similarly be less than those disclosed for 2000 (annualised). This is primarily due to a reduction in operating profits at NAC's major operating subsidiary, Metropolitan Life and, to a lesser extent, a reduction in operating profits at Metropolitan Health.

The individual life division of Metropolitan Life experienced:

1. A slower than expected recovery in new business volumes after the re-opening of Persal to new business;
2. A deterioration in the lapse experience, and in particular early duration lapses on bank debit order business; and
3. An increased taxation charge resulting from the changes in the legislation affecting life insurance companies.

These factors also adversely affected the growth in embedded value of new business from Metropolitan Life individual life business.

The management of Metropolitan Life have implemented several strategic projects during the last year and, coupled with the other corrective measures taken, believe that they are addressing these challenges. These actions are not only aimed at improving the growth of quality new business but also at reducing the fixed base of acquisition costs.

The loss of members from schemes administered by the Metropolitan Health group during the second half of the year (as recently announced) resulted in an operating loss for that period compared to a profit of R29 million disclosed in the first half of the year. The earnings from this operation for the full year will still reflect a profit. Management has already implemented action to reduce costs in the business to reflect the current number of members under administration.

Management wish, however, to assure shareholders that:

1. In all other respects the other major operations in the group are trading satisfactorily;

2. The group remains financially sound, with a significant excess of assets over liabilities; and

3. The group's embedded value per share, which is commonly used to measure the group's intrinsic value, and which was disclosed as R10.66 per share at the interim stage, has not been materially affected.

As NAC is currently in a closed period, it is not possible to provide more detailed information on the operating performance or prospects for the underlying businesses at this stage. This information will be made available on 27 March 2002.

ends


UPDATE
NEW AFRICA CAPITAL

March 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

NEW AFRICA CAPITAL

Group results for the year ended 31 December 2001

- Embedded value grows to R10.79 per share
- Restructuring of group and unbundling from NAIL completed
- Positive cash flow of R4.2 billion
- Total premium income from continuing operations up by 27%
- Excess of assets over liabilities of R6 billion
- Increase in Metropolitan Employee Benefits premium income of 30%

DIRECTORS' STATEMENT

The directors take pleasure in presenting the audited, unqualified annual financial statements of the New Africa Capital Financial Services Group for the year ended 31 December 2001.

The consolidated financial statements are prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act and comply with South African Statements of Generally Accepted Accounting Practice; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange of South Africa.

Group reorganisation

This is the first annual report for the New Africa Capital group. On 6 August 2001 a scheme of arrangement between Metropolitan Life Limited and its shareholders was announced. The objective of the scheme was to create a new financial services group through the establishment of New Africa Capital Limited as the listed holding company for the Metropolitan businesses. On implementation of the scheme, New Africa Capital became the beneficial owner of the entire issued share capital of

Metropolitan Life Limited with effect from 1 January 2001. New Africa Capital Limited was listed on the JSE Securities Exchange South Africa on 21 September 2001 in place of Metropolitan Life Limited.

The scheme of arrangement was accounted for as a reverse acquisition in terms of AC131 (business combinations) as this reflects the essence of the transaction more appropriately than the purchase method.

Metropolitan Life Limited declared a dividend in specie of R1 839 million to New Africa Capital Limited, transferring certain shareholder assets to the new holding company in November 2001.

Presentation of financial statements

The consolidated financial statements are prepared on the fair value and going concern bases. As a result of the group's change in year-end from 30 September to 31 December in the prior period, the comparative figures, being the results published for the 15 months to 31 December 2000, are not necessarily comparable to the current year-end results.

Actual results for the year ended 31 December 2000 have been included in the tables where appropriate and percentages quoted have been based on actuals for 2000 or an annualised equivalent of the 15 month period as applicable.

The principal accounting policies applied are consistent with those of the prior period, with the exception of new accounting policies adopted in order to comply with new Statements of Generally Accepted Accounting Practice.

New Statements of Generally Accepted Accounting Practice

In terms of the requirements of AC107 (events after the balance sheet date) dividends proposed or declared after the balance sheet date, and the related secondary tax on companies (STC), are not recognised as a liability at the balance sheet date. The final dividend of R135 million (19.50 cents per share), declared on 26 March 2002, will give rise to an estimated STC charge of R15 million. Similarly, no provision has been made for audit fees of R3 million. Since the effect of these changes is evident from the financial statements, they have not been retrospectively applied and the comparative figures have therefore not been restated.

Early application of new Statements of Generally Accepted Accounting Practice

In terms of the requirements of AC133 (financial instruments: recognition and measurement) gains or losses on financial assets should be included in net profit or loss for the period in which they arise. The insurance industry practice has been to apply the fair value basis of accounting for a number of years. The effect of AC133 has therefore not been material. In terms of the statements, this change has not been retrospectively applied and the comparative figures have therefore not been restated.

Headline earnings

The headline earnings of the group declined from R559 million (annualised) to R379 million – a decline of 32%. The main drivers of the reduced earnings were the individual life business of Metropolitan Life and reduced investment returns.

Several projects aimed at reversing this downtrend have been initiated, including the remodelling of the client service function, the revision of policyholder charges, the introduction of a lapse prediction tool and Project Goldrush (increasing share of middle income market in Gauteng).

Transfer of surplus in the long-term insurance fund

The surplus in the long-term insurance fund, except for the surplus in Commercial Union Life Assurance Company of South Africa Limited (90:10), has been transferred to the distributable reserve which results in the long-term insurance fund being equal to the actuarial liabilities, as set out in the statement of actuarial values of assets and liabilities, plus the surplus in Commercial Union Life Assurance Company of South Africa Limited.

Share buy-back

During the course of the year Metropolitan Life Limited, a wholly owned subsidiary of New Africa Capital Limited, acquired 28 million New Africa Capital shares. These transactions were in accordance with the company's constitution and complied with all aspects of the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The total amount of R234 million paid to acquire the shares has been deducted from shareholders' equity.

Subsequent to year-end the group acquired an additional 13 million shares, again through Metropolitan Life Limited. The total amount paid to acquire these shares was R110 million. New Africa Capital's total shareholding, through policyholders' and shareholders' funds, held by Metropolitan Life Limited, is now 10%, reaching the limit set in terms of the general approval granted by the shareholders on 29 May 2001. New Africa Capital can still acquire a further 10% directly.

Directorate changes since the listing of New Africa Capital Limited

Messrs M M Ngoasheng and J C van Reenen were appointed as non-executive directors with effect from 1 December 2001 while Mrs F Jakoet resigned from the board on 6 November. Mr P C Lamprecht was appointed on 26 March 2002.

Directors' shareholding and emoluments

On 31 December 2001, the directors of New Africa Capital Limited had beneficial and non-beneficial shareholdings of 3.3 million shares (0.5%; 2000: 2.5 million, 0.4%) in the company. A further 620 000 shares were allocated to executive directors in the share purchase scheme at an issue price of R8.30 per share in December 2001 and were accepted by them after year-end in January 2002.

The following directors' emoluments were paid for the period under review:

	2001 **R'000**	2000 * R'000
Executive directors	**3 431**	8 241
Non-executive directors	**895**	847
Total	**4 326**	9 088

* The prior year comprised a 15 month period.

Capital commitments and contingent liabilities

At 31 December the group had capital commitments of R33 million in respect of furniture, computer equipment and promotional campaigns that will be financed from internal sources.

The group had no contingent liabilities with respect to guarantees (2000: R6.5 million guarantee provided by Metropolitan Life Limited in respect of its fellow subsidiary, Metropolitan Health (Proprietary) Limited).

The group is aware of a potential claim arising against Metropolitan Health (Proprietary) Limited to be instituted by the liquidator of Publiserve Medical Scheme. Senior counsel has been consulted and the directors believe that no material liability will arise.

POST BALANCE SHEET EVENTS

Share allocation

A total of 2.2 million shares were allocated to participants in the staff share purchase scheme in December 2001 at an issue price of R8.30 per share and were accepted in January 2002. The loans to participants in order to fund these acquisitions increased by R18 million.

Metropolitan Health Group

At the end of February 2002 the Metropolitan Health Group restructured its operations and retrenched 280 staff.

Saambou Holdings Limited

On 11 February 2002 the shares in Saambou Holdings Limited were suspended from the JSE Securities Exchange South Africa. As at 31 December 2001 the group held 19 million Saambou Holdings Limited shares valued at R87 million and fixed deposits totalling R60 million. The New Africa Capital shareholder exposure to these equities amounted to R10 million.

No other material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

PROSPECTS

After the spate of corporate activity in previous years, management is now able to focus primarily on the core businesses in the group.

The group believes that there are good prospects for increasing new business volumes across all the businesses in the group while reducing the existing expense base over the longer term. Once this is achieved, the value of new business added during the year will increase towards the targeted profit margin of 15%. The group is confident that this can be accomplished on a monthly basis in the second half of the year.

Improved persistency and a substantial reduction in lapses are also high on the agenda.

New Africa Capital will use its new group structure to continue improving capital management throughout the group and strive to generate a return on embedded value in excess of the shareholders' cost of capital.

As soon as these objectives have been met, the group has every confidence that the share price will reflect these achievements by moving closer to the disclosed embedded value per share.

DIVIDEND DECLARATION

The policy approved by the directors is to declare dividends that reflect the longer term growth in earnings, while allowing the dividend cover to fluctuate.

A final dividend of 19.50 cents per share has been declared for 2001, giving a total dividend for the period of 35.00 cents and resulting in a dividend cover of 1.5 times. This dividend is payable to holders of ordinary shares recorded in the register of the company at the close of business on Friday, 19 April 2002 and will be paid on Monday, 22 April 2002. The last day to trade "cum" dividend will be Friday, 12 April 2002. The shares will commence trading "ex" dividend from the commencement of business on Monday, 15 April 2002. Share certificates may not be dematerialised or rematerialised between Monday, 8 April and Friday 19 April 2002, both days inclusive.

A special dividend of R33 million (2000: R31 million) was declared to participants in the share purchase scheme while participants in the share incentive scheme receive the same dividend as ordinary shareholders.

ANNUAL GENERAL MEETING

The first annual general meeting of New Africa Capital shareholders will be held at 12h30 on Tuesday, 28 May 2002 in the Executive Suite, First Floor, Parc du Cap 7, Mispel Road, Bellville, Cape Town.

NEW AFRICA CAPITAL GROUP RESULTS

CONSOLIDATED INCOME STATEMENT	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Income from insurance business	**589**	791
Revenue	**10 343**	13 479
Premium income	**7 009**	7 106
Recurring premiums	**4 087**	4 938
Single premiums	**2 922**	2 168
Investment return	**3 334**	6 373
Investment income	**2 317**	2 071
Realised and unrealised changes in market value of investments	**1 017**	4 302
Outgo	**5 850**	5 969
Policyholders' benefits paid	**4 493**	4 384
Sales and distribution costs	**575**	731
Administration expenses	**665**	702
Policyholders' tax paid	**117**	152
Revenue less outgo	**4 493**	7 510
Transfer to long-term insurance fund	**(3 904)**	(6 719)
Income from administration business	**45**	23
Income before goodwill and tax	**634**	814
Goodwill amortised	**(42)**	(46)
Income before tax	**592**	768
Shareholders' tax paid	**(198)**	(216)
Income after tax	**394**	552
Outside shareholders' share of profit	**(9)**	6
Earnings	**385**	558
Deferred tax – Transitional levy	**-**	95
Capital appreciation on excess	**(172)**	
Deferred tax – CGT	**124**	
Goodwill amortised	**42**	46
Headline earnings	**379**	699
Earnings per share (cents)	**53.32**	78.56
Headline earnings per share (cents)	**52.49**	98.46
Weighted average number of shares in issue (million)	**722**	710
Dividend per ordinary share (cents)		
Interim	**15.50**	13.00
Final	**19.50**	25.50
Total	**35.00**	38.50
Life insurance administration expenses as a % of premium income	**9.5**	9.9

New Africa Capital Group Results

CONSOLIDATED BALANCE SHEET	31.12.2001 Rm	31.12.2000 Rm
ASSETS		
Non-current assets		
Investment assets	31 801	27 662
Equipment	147	131
Intangibles	446	458
Deferred tax	7	-
Current assets	1 425	1 241
Total assets	33 826	29 492
EQUITY AND LIABILITIES		
Capital and reserves	5 101	2 335
Outside shareholders' interest	83	62
Non-current liabilities	27 172	25 858
Current liabilities	1 470	1 237
Total equity and liabilities	33 826	29 492

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Shareholders' equity at beginning of year	2 335	1 976
Changes in share capital	1 709	97
Shares issued in terms of scheme of arrangement	1 839	
Issue of share capital to staff schemes	-	6
Share premium on new issue	128	91
Share issue cost written off	(24)	-
Treasury shares acquired	(234)	-
Changes in distributable reserves	1 036	262
Dividend in specie	(1 839)	
Transfer from long-term insurance fund	2 619	-
Transfer to foreign currency translation reserve	(21)	-
Earnings	385	558
Dividend	(108)	(296)
Changes in foreign currency translation reserve	21	-
Shareholders' equity at end of year	5 101	2 335

CONSOLIDATED CASH FLOW STATEMENT	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Net cash inflow from operating activities	3 352	3 208
Net cash outflow from investing activities	(2 588)	(3 832)
Net cash (out) / inflow from financing activities	(130)	97
Net cash flow	634	(527)
Cash resources and funds on deposit at beginning of year	2 491	3 018
Cash resources and funds on deposit at end of year	3 125	2 491

NEW AFRICA CAPITAL GROUP RESULTS

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES	31.12.2001 Rm	31.12.2000 Rm
Total assets per balance sheet	**33 826**	29 492
Current liabilities per balance sheet	**(1 594)**	(1 332)
Outside shareholders' interest per balance sheet	**(83)**	(62)
Actuarial liabilities under unmatured policies	**(26 200)**	(22 181)
Excess of assets over liabilities	**5 949**	5 917
Total surplus arising during period	**313**	1 569
FSV profit	**372**	705
Operating profit	**168**	408
Investment income on excess	**204**	297
Effect of change in basis *	**(195)**	-
Capital appreciation on excess	**136**	864
Plus: Effect of change in basis	**195**	
Less: Commercial Union Life (90:10)	**(123)**	(52)
Capital appreciation on excess		(864)
Provision for transitional tax		(95)
Earnings	**385**	558
Capital adequacy requirement	**1 397**	1 190
Capital adequacy multiple (times)	**4.3**	5.0
Bonus stabilisation reserve	**85**	398
Second-tier margins (2000: restated for transfer tax)	**1 231**	983

* *The change in basis relates to increase future renewal expenses, lighter AIDS mortality, higher lapse and surrender assumptions and a reduction in discount rates. Data and program corrections increase policy liabilities by a further R43 million.*

Funds received from clients for the year ended	Gross inflow Rm	Gross outflow Rm	12 mths Net inflow 31.12.2001 Rm	12 mths Net inflow 31.12.2000 Rm
Metropolitan	5 913	2 883	**3 030**	2 181
Life	3 171	1 721	**1 450**	1 020
Employee benefits	2 781	1 189	**1 592**	1 179
Re-insurance	(39)	(27)	**(12)**	(18)
Odyssey	329	210	**119**	80
Commercial Union Life	359	1 202	**(843)**	(288)
Namibia	296	163	**133**	100
Botswana	112	35	**77**	60
Total premiums / claims	7 009	4 493	**2 516**	2 133
Health administration	4 270	3 911	**359**	315
Asset management	3 729	2 312	**1 417**	241
	15 008	10 716	**4 292**	2 689

NEW AFRICA CAPITAL GROUP RESULTS

ANALYSIS OF HEADLINE EARNINGS	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Metropolitan Life	**137**	291
Metropolitan Employee Benefits	**99**	97
Metropolitan Odyssey	**7**	7
Commercial Union Life	**46**	62
Metropolitan Namibia	**(11)**	3
Metropolitan Botswana	**(1)**	6
New Africa Capital	**1**	-
Health administration	**20**	24
Metropolitan Asset Managers	**22**	17
CGU	**-**	36
Metropolitan Unit Trusts	**3**	-
Ovation	**(8)**	(22)
Other subsidiaries	**(10)**	(1)
	305	520
Investment income	**148**	300
Income tax	**(74)**	(121)
Headline earnings	**379**	699
Goodwill	**(42)**	(46)
Adjustment for Commercial Union Life (90:10)	**35**	52
FSV profit	**372**	705

EMBEDDED VALUE	2001 Rm	2000 Rm
Net asset value per actuarial statement	**5 949**	5 917
Adjustment for:		
Asset management	**130**	118
Health administration	**52**	85
Commercial Union Life and goodwill	**(1 001)**	(1 133)
Adjusted net asset value	**5 130**	4 987
Net value of in-force business	**2 423**	2 260
Individual life	**1 977**	1 898
Gross value of in-force business	**2 090**	2 038
Less: Cost of capital	**(113)**	(140)
Employee benefits	**446**	362
Gross value of in-force business	**570**	480
Less: Cost of capital	**(124)**	(118)
Embedded value	**7 553**	7 247
Embedded value per share (cents)	**1 079**	1 018
Adjusted net asset value per share (cents)	**733**	700
Number of share in issue (million) (net of 28 million treasury shares)	**700**	712

Included in the net asset value above is an amount of R10 million in respect of Saambou Holdings Limited.

NEW AFRICA CAPITAL GROUP RESULTS

ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Non-life business Rm	Life business Rm	12 mths 31.12.2001 Total Rm	15 mths 31.12.2000 Total Rm
Profit from new business	138	27	**165**	197
Point of sale	129	25	**154**	179
Expected return to end of year	9	2	**11**	18
Profit from existing business	(117)	371	**254**	503
Expected return	66	377	**443**	464
Experience variance - economic	-	(36)	**(36)**	
Experience variance - non-economic	(183)	30	**(153)**	39
Embedded value profit from operations	21	398	**419**	700
Investment return on net worth	-	213	**213**	941
Transitional tax	-	-	**-**	(95)
Capital gains tax	-	(138)	**(138)**	
Changes in assumptions - economic	22	38	**60**	182
Changes in assumptions - non-economic	(64)	39	**(25)**	
Exchange rate movements	-	15	**15**	
Total embedded value profit	(21)	565	**544**	1 728
Plus: Capital raised		128	**128**	97
Less: Dividend		(108)	**(108)**	(296)
Share buy-back and share issue costs		(258)	**(258)**	
Increase in embedded value	(21)	327	**306**	1 529
Return on embedded value (annualised)			**7.5**	24.2

PRINCIPAL ASSUMPTIONS	%	%
Pre-tax investment return		
Equities	**13.8**	15.1
Properties	**13.8**	15.1
Government stock	**11.8**	13.1
Cash	**9.8**	9.5
Risk discount rate	**15.3**	16.6
Investment return (before tax) – smoothed bonus	**13.2**	14.4
Expense inflation rate	**8.5**	8.5

VALUE OF LIFE INSURANCE NEW BUSINESS	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Individual life	**(16)**	44
Gross value of new business	**(9)**	71
Less: Cost of capital	**(7)**	(27)
Employee benefits	**63**	78
Gross value of new business	**72**	92
Less: Cost of capital	**(9)**	(14)
Metropolitan Advisory and Retail Services - start-up costs	**(22)**	
	25	122

NEW AFRICA CAPITAL GROUP RESULTS

VALUE OF NON-LIFE NEW BUSINESS	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Health administration	83	49
Asset management	46	8

NEW BUSINESS PREMIUMS	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Recurring premiums		
Individual life	484	
Gross premiums	582	705
Lapses from inception	(98)	
Employee benefits	155	241
	639	946
Single premiums		
Individual life	1 033	453
Employee benefits	1 958	1 715
	2 991	2 168
Annual premium equivalent (APE)	938	1 163

PREMIUM INCOME PER COMPANY	12 mths to 31.12.2001 Rm	12 mths to 31.12.2000 Rm
Recurring premiums	4 087	3 914
Metropolitan Life Ltd	3 158	2 999
Metropolitan Odyssey Ltd	247	231
Metropolitan Life (Namibia) Ltd	229	191
Metropolitan Life of Botswana Ltd	111	70
CU Life Association Company of SA Ltd	342	423
Single premiums	2 922	1 791
Metropolitan Life Ltd	2 755	1 656
Metropolitan Odyssey Ltd	82	59
Metropolitan Life (Namibia) Ltd	67	39
Metropolitan Life of Botswana Ltd	1	1
CU Life Association Company of SA Ltd	17	36
Total premiums	7 009	5 705

GROUP INDIVIDUAL LIFE SOURCE OF NEW BUSINESS	2001 %	2000 %
General intermediary channel	39	40
Direct writers	43	58
Direct mail and telemarketing	7	2
MARS - since July 2001	11	-

NEW AFRICA CAPITAL GROUP RESULTS

POLICYHOLDERS' BENEFITS PAID PER COMPANY	**12 mths to 31.12.2001 Rm**	12 mths to 31.12.2000 Rm
Individual life	**2 425**	2 275
Death and disability claims	**634**	620
Maturity claims	**515**	540
Annuities	**325**	274
Surrenders	**976**	864
Re-insurance recoveries	**(25)**	(23)
Employee benefits	**2 068**	1 297
Death and disability claims	**287**	226
Maturity claims	**230**	142
Annuities	**89**	37
Withdrawal benefits	**247**	165
Terminations	**1 252**	751
Re-insurance recoveries	**(37)**	(24)
Total policyholders' benefits paid	**4 493**	3 572
Metropolitan Life Ltd	**2 883**	2 474
Metropolitan Odyssey Ltd	**210**	211
Metropolitan Life (Namibia) Ltd	**163**	129
Metropolitan Life of Botswana Ltd	**35**	11
CU Life Assurance Company of SA Ltd	**1 202**	747
	4 493	3 572

INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders)	**12 mths to 31.12.2001** Revenue Rm	Expenses Rm	**Total Rm**
Health administration	308	282	**26**
Asset management	119	100	**19**
New Africa Capital	15	4	**11**
Metropolitan Asset Managers	58	36	**22**
Metropolitan Unit Trusts	19	16	**3**
Ovation	19	27	**(8)**
Investment subsidiaries	(6)	4	**(10)**
Properties	14	13	**1**
Total income from administration business	427	382	**45**

NEW AFRICA CAPITAL GROUP RESULTS

ASSETS UNDER MANAGEMENT	2001 Rm	2000 Rm
Investment assets	**31 756**	27 598
Strategic investments	**45**	64
Goodwill	**375**	410
Equipment and intangibles	**218**	179
Current assets and deferred tax	**1 432**	1 241
Total on-balance sheet assets	**33 826**	29 492
Unit trusts	**1 020**	1 088
Health administration	**1 603**	1 159
Ovation	**1 018**	741
Metropolitan Asset Managers	**4 370**	3 297
Total assets under management	**41 837**	35 777

EMBEDDED VALUE PER COMPANY	Net asset value Rm	Value of in-force Rm	2001 Total Rm	2000 Total Rm
Metropolitan Life Ltd	3 344	2 018	**5 362**	6 146
Metropolitan Odyssey Ltd	148	88	**236**	190
CU Life Assurance Company of SA Ltd	206	190	**396**	321
Metropolitan Life (Namibia) Ltd	122	88	**210**	189
Metropolitan Life of Botswana Ltd	72	38	**110**	53
Health administration	278	52	**330**	343
Asset management	79	130	**209**	180
New Africa Capital (after consolidation adjustments)	852		**853**	
Goodwill	(153)		**(153)**	(175)
	4 948	2 604	**7 553**	7 247
Adjustment for Commercial Union Life and goodwill	1 001			
Net asset value per actuarial statement	5 949			

VALUE OF NEW BUSINESS PER COMPANY	12 mths to 31.12.2001 Gross Rm	Cost of capital Rm	Net Rm	15 mths to 31.12.2000 Gross Rm	Cost of capital Rm	Net Rm
Metropolitan	**59**	**(15)**	**44**	163	(39)	124
Life	**(12)**	**(8)**	**(20)**	77	(26)	51
Employee benefits	**71**	**(7)**	**64**	86	(13)	73
Metropolitan Odyssey	**(8)**	**-**	**(8)**	(8)	-	(8)
Metropolitan Namibia	**6**	**(1)**	**5**	2	(1)	1
Metropolitan Botswana	**6**	**-**	**6**	6	(1)	5
MARS – start-up costs	**(22)**		**(22)**			
	41	**(16)**	**25**	163	(41)	122

NEW AFRICA CAPITAL GROUP RESULTS

VALUATION OF NON-LIFE SUBSIDIARIES		Value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	- share	47	130	177
	- loan	32	-	32
Health administration	- share	-	52	52
	- loan	278	-	278

VALUE OF NEW BUSINESS AS A % OF ANNUAL PREMIUM EQUIVALENTS (APE)	Value of new business Rm	APE * Rm	Margin %
Individual life	(16)	587	(2.7)
Employee benefits	63	351	17.9
Total	47	938	5.0

** APE represents new recurring premiums (net of lapses at inception) plus 10% of single premiums*

ANALYSIS OF ASSETS BACKING GROUP NET ASSET VALUE	2001 Rm	%
Listed equities	**2 488**	48.8
Foreign investments	**1 298**	25.5
Properties	**326**	6.4
Fixed interest	**241**	4.7
Money market	**223**	4.4
Intangibles	**446**	8.7
Other assets	**79**	1.5
Group net asset value	**5 101**	100.0
Surplus of Commercial Union Life	**848**	
Net asset value per actuarial statement	**5 949**	

SENSITIVITY OF THE IN-FORCE VALUE AND THE VALUE OF NEW BUSINESS		Change in base value of: In-force business %	New business %	Notes
1%	increase in risk discount rate	(5.2)	(42.3)	(i)
1%	reduction in risk discount rate	6.0	41.5	(i)
10%	reduction in per policy expenses	5.4	61.0	(ii)
1%	reduction in expense and salary inflation	2.3	9.2	(ii)
10%	reduction in policy discontinuance rates	1.4	38.8	
10%	reduction in mortality, morbidity and medical rates	12.7	141.1	(ii)
1%	increase in the assumed investment return	7.9	28.4	(iii)
10%	increase in the premium indexation take-up rate (from 70% to 80%)	1.5	11.5	
10%	Increase in the number of new business		46.0	
Base value (rand million)		2 660	41	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits of New Africa Capital and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

NEW AFRICA CAPITAL GROUP RESULTS

STOCK EXCHANGE PERFORMANCE	12 mths 31.12.2001	12 mths 31.12.2000
Value of shares traded (rand million) *	**2 472**	1 810
Volume of shares traded (million) *	**273**	209
Shares traded (% of total shares in issue)	**39.0**	29.4
Trade prices (cents per share)		
Highest	**1 060**	1 175
Lowest	**650**	690
Last sale in period (closing)	**800**	980
Price / headline earnings ratio	**15.28**	9.95
Dividend yield % (normal dividend)		3.16
Total shares issued (million)	**700**	712
Listed *	**667**	690
Public *	**661**	685
Share incentive scheme	**6**	5
Unlisted	**33**	22
Share purchase scheme	**33**	22
Market capitalisation at year-end (rand billion) *	**5.60**	6.98

* *Net of 28 million treasury shares acquired for R234 million in 2001.*

(6)

03 NOV 14 AM 7:21

Positives outweigh negatives for New Africa Capital

Despite a recent profit warning, New Africa Capital, the holding company for all the Metropolitan businesses, has announced results for the financial year ended 31 December 2001 that reveal the financial services group has good reason to believe that its drop in headline earnings is of a temporary nature only.

Commenting on New Africa Capital's overall performance, chief executive Peter Doyle expressed himself well satisfied with most of the vital aspects of the group's current financial status – although less than pleased with its results in respect of earnings.

Most importantly, however, he is optimistic about the future. "The need for remedial action in certain areas does not alter the fact that the foundations on which our success has been built are rock solid. We implemented a number of fundamental changes to our business model during 2001 and believe that these changes, together with other projects still in the planning stages, will soon begin to bear fruit.

"Once the benefits of corrective steps taken by New Africa Capital as a whole, and by Metropolitan Life and the Metropolitan Health Group in particular, start flowing through, I have every confidence that growth in earnings will be resumed," says Doyle.

"For me, one of the clearest pointers to the inherent financial strength and stability of the group is our enviable cash flow position, with inflows exceeding outflows by more than R4 billion over the past twelve months.

"That this is true of all the continuing businesses within New Africa Capital (ie excluding Commercial Union Life, which is a closed book) is also a source of great satisfaction to us," comments Doyle.

Further evidence of the group's financial soundness is that its excess of assets over liabilities remained at R6 billion despite the tough trading conditions during 2001. This means that New Africa Capital's capital adequacy requirement (CAR) is covered 4.3 times compared to the statutory requirement of an excess of 1 times CAR, and the recommended prerequisite of at least 2 times CAR.

While acknowledging that the road ahead would not be without its challenges as a result of the reduction in headline earnings for 2001, the directors declared a dividend indicative of renewed growth expectations in years to come.

"The policy of the group is to declare dividends that reflect the anticipated longer term growth in earnings while allowing the dividend cover to fluctuate. As a board, it is our conviction that New Africa Capital is headed in the

right direction thanks to the new initiatives launched during the past year. We believe that progress will continue to be made as evidenced by the 13% increase in the dividend that we have declared, up from 31 cents to 35 cents per share," says group chairman Gloria Tomatoe Serobe.

Given that the prior reporting period comprised 15 months due to a change in Metropolitan's year-end, all quoted percentage changes are based on the actual figures for the year ended 31 December 2000, or on an annualised equivalent where the actual is not available.

New Africa Capital reported a sharp 41% reduction in the full year earnings before tax from Metropolitan Life, the individual life insurance business that has historically been the main profit driver for the group, down to R137 million from R291 million for the previous 15 month period. The second half-year earnings before tax from the Metropolitan Health Group were also less than those for the first six months, with full- year earnings before tax of R18 million compared with R24 million for the 15 months to December 2000.

Nevertheless, New Africa Capital's embedded value per share not only remained intact but increased by 6% from 1 018 cents in 2000 to 1 079 cents in 2001.

As group finance director Preston Speckmann points out "both Metropolitan Employee Benefits and Metropolitan Asset Managers continued to show strong growth in their contributions to pre-tax earnings, up 28% and 62% respectively. Yet again this demonstrates the wisdom of our decision, taken some ten years ago, to diversify our sources of profit."

Most industry commentators regard embedded value - which comprises the adjusted net asset value of a company plus the value of the insurance business already on its books, known as the value of in-force business (VOIF) - as the most important indicator of the intrinsic value of a life assurer. "At New Africa Capital we succeeded in growing the value of our in-force business by a commendable 7% under testing circumstances," comments Speckmann.

Turning to new business, the group announced that it was in receipt of R938 million in total annual premium equivalent (APE – recurring premiums plus 10% of single premiums) compared to R930 million the previous year (annualised). The value added by new business written by the various life insurance subsidiaries within the group was R25 million (2000: R98 million), with an additional R129 million (2000: R46 million) coming from the non-insurance companies.

Total premium income from continuing operations increased by 27% to R6.65 billion (2000: R5.25 billion), with total recurring and total single premium income from the same source up 7% and 66% respectively.

Total assets under management by New Africa Capital rose 17% from R36 billion in 2000 to R 42 billion in 2001, while total on-balance sheet assets, at R34 billion, were also 17% higher than the previous year's R29 billion.

Looking at continuing operations once again, benefits paid to policyholders, including individual policy surrenders, scheme member withdrawals and scheme terminations - all of which rose steeply due to the unfavourable economic climate - only increased by a modest 16% to R3.29 billion (2000: R2.83 billion).

Although administration expenses, at R665 million (2000:R562 million) were 18% up, most of the extra expenditure was incurred via the new initiatives aimed at improving the longer term performance of the group, which means that it was of a once-off as opposed to an ongoing nature," says Speckmann.

Doyle confirms that key changes already implemented by the group, including a strong focus on reducing the fixed base of acquisition costs, complemented by other strategic plans still on the drawing board, should boost both the quantity and quality of new business generated, to the advantage of all stakeholders.

"New Africa Capital's blueprint for increasing prosperity into the future centres around raising our productivity and profitability levels, as already indicated. We will at the same time continue to strive for improved capital management, thereby enhancing our return on embedded value.

"The challenge facing the board and executive management team is to work together with stakeholders – especially the shareholder grouping which includes the majority of our staff - towards accelerating a re-rating of our share price. We are intent on moving it steadily closer to and ultimately above the group's embedded value per share," is how Doyle sums up.

end

ISSUED BY	SUE SNOW FINANCIAL MEDIA SPECIALIST NEW AFRICA CAPITAL TEL 021 9406119 OR 0833009745
DATE	27 MARCH 2002
QUERIES	PETER DOYLE GROUP CHIEF EXECUTIVE NEW AFRICA CAPITAL TEL 021 9405681 OR 0828802690
	PRESTON SPECKMANN GROUP FINANCE DIRECTOR NEW AFRICA CAPITAL TEL 021 9406634 OR 0832856454
	TYRREL MURRAY GENERAL MANAGER: GROUP FINANCE NEW AFRICA CAPITAL TEL 021 9405083 OR 0828892167


UPDATE

NEW AFRICA CAPITAL

May 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New Africa Capital boosts embedded value by 14 cents per share

New Africa Capital has in recent months utilised almost R205 million in excess capital to buy back some 3.6% of its shares on the open market. This latest round of repurchasing transactions, dating from 7 January to 6 May 2002, involved 26.1 million shares in total.

Prior to 7 January the financial services group had acquired 9.0% of its shares, giving it a total holding of 12.6%. The insurance subsidiaries in the group hold 4.4% of this stock on behalf of policyholders.

"In addition to ensuring that New Africa Capital's excess funds are optimally deployed, the repurchases have boosted our embedded value per share by 14 cents, up from 1079 to 1093 cents on a pro forma basis," says Tyrrel Murray, general manager (group finance).

"Embedded value is generally accepted as the best measure of the underlying value of a life insurance company. These latest buy-backs are thus very much in line with our stated intention of enhancing shareholder value."

According to Murray, New Africa Capital will consider further buy-backs in the future as part of its overall capital management programme, the main objective of which is to achieve superior returns for shareholders.

"At our current share price relative to our embedded value per share, a share buy-back is one of the most efficient and effective ways of deploying surplus capital," says Murray. "As a group, we are delighted to have reinforced our commitment to enhanced capital management by reducing our excess capital."

The repurchases during the recent round of buy-backs were effected at prices ranging between 600 and 900 cents per share.

7.2 million of the shares acquired in this latest tranche are being held as treasury stock on behalf of shareholders. As such they will continue to be listed on the JSE Securities Exchange South Africa and the Namibian Stock Exchange, which means that they can be used as acquisition currency if required. Total treasury stock now amounts to 40.7 million shares, or 5.6% of the total issued share capital of the group.

The remaining 19 million shares will be cancelled and de-listed from the two exchanges as soon as possible.

New Africa Capital is on record as supporting the contention of many market analysts that its share price is substantially undervalued at current levels. The buy-backs have once again demonstrated the group's faith in the upward potential of the price.

"As far as we are aware, New Africa Capital is the first company in the financial services sector to hold more than 10% of its issued share capital, a fact that underlines the strength of our conviction about our share price," says Murray.

"It is also interesting to note that although we were buying back aggressively throughout the four months, we only succeeded in acquiring 41.1% of the total shares traded during the period."

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

NEW AFRICA CAPITAL LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
Share code NAC ISIN ZAE000033361
("NAC" or "the Company")

REPURCHASE OF ORDINARY SHARES IN NAC

1. **Repurchase**

The directors of NAC are authorised to announce that the NAC group has purchased a further 3% of the Company's ordinary shares. These shares were acquired as follows:

- 7 199 587 of the Company's ordinary shares were acquired as treasury stock on the open market during the period 7 January 2002 to 23 January 2002 by the Company's wholly-owned subsidiary, Metropolitan Life Limited ("Metropolitan");
- NAC acquired 18 946 025 of the Company's ordinary shares on the open market during the period 3 April 2002 to 6 May 2002.

Together these shares represent 3,59% of the total issued ordinary share capital of the Company at the date of the listing of NAC, being the date on which the general authority to repurchase shares ("the Authority Date") became effective for the purposes of the Listing Requirements of the JSE Securities Exchange South Africa ("JSE").

As announced on 7 January 2002, Metropolitan acquired 4,60% of the issued share capital of NAC during the period 28 September 2001 to 4 January 2002.

In addition, the insurance subsidiaries in the NAC group cumulatively hold 4,38% of the total issued share capital of NAC on behalf of their policyholders, in terms of Section 32(2) of the Long-Term Insurance Act, 1998.

In aggregate, the NAC group has now acquired 12,57% of the Company's ordinary shares.

2. **Details of the cumulative share repurchases**

2.1 **Details of the cumulative share repurchases – treasury stock**

The details of the cumulative share repurchases between 7 January 2002 and 23 January 2002 are set out below:

• Number of ordinary shares repurchased	7 199 587
• Repurchase as a percentage of total trade in NAC shares	35,07%
• Percentage of the Company's issued ordinary shares at the Authority Date	0,99%
• Total value of ordinary shares repurchased	R62 516 622
• Highest price paid per ordinary share repurchased	900,07 cents
• Lowest price paid per ordinary share repurchased	790,00 cents

2.2 **Details of the cumulative share repurchases – shares to be cancelled**

The details of the cumulative share repurchases between 3 April 2002 and 6 May 2002 are set out below:

• Number of ordinary shares repurchased	18 946 025
• Repurchase as a percentage of total trade in NAC shares	44,39%
• Percentage of the Company's issued ordinary shares at the Authority Date	2,60%
• Total value of ordinary shares repurchased	R142 412 050
• Highest price paid per ordinary share repurchased	800,00 cents
• Lowest price paid per ordinary share repurchased	600,00 cents

2.3 **Details of the cumulative share repurchases – general information**

• Number of ordinary shares which may still be repurchased by the Company in terms of the general authority	54 062 593
• Percentage of the Company's issued ordinary shares which may still be repurchased by the Company in terms of the general authority	7,43%
• Number of ordinary shares which may still be repurchased by subsidiaries of NAC (on behalf of either shareholders or policyholders)	230 570

3. **Source of funds**

The share repurchases were implemented using funds generated in the ordinary course of business.

4. **Directors' opinion**

The directors of NAC have considered the effects of the share repurchases and are unanimously of the opinion that, for a period of 12 months after the date of this announcement:

- the Company and its subsidiaries will be able to meet their debts in the ordinary course of business;
- the assets of the Company and its subsidiaries, fairly valued in accordance with Generally Accepted Accounting Practice, will remain in excess of the liabilities of the Company and its subsidiaries;
- the issued capital and reserves of the Company and its subsidiaries are adequate for the purposes of the business; and
- the working capital available to the Company and its subsidiaries is sufficient for the Company and its subsidiaries.

5. **Pro forma financial effects of the repurchases**

The table below sets out the pro forma financial effects of the cumulative share repurchases since 31 December 2001 (totalling 31 912 513 shares (4,38%)):

	Before the repurchases (cents)	After the repurchases (cents)	Increase/ (decrease) %
Earnings per share	53,32	54,80	2,8
Headline earnings per share	52,49	53,94	2,7
Embedded value per share	1 079	1 093	1,3
Adjusted net asset value per share	733	730	(0,4)

Notes:

1. The pro forma financial effects on NAC have been calculated based on the results for the year ended 31 December 2001, assuming that the purchases after the year-end had been carried out on 1 January 2002. The accounting policies employed by NAC for the year ended 31 December 2002 have been applied in making these calculations.
2. The 31 912 513 shares acquired include 5 766 901 shares which were purchased after the 2001 year-end, but before the date of the previous announcement on 7 January 2002.
3. The pro forma adjustment assumes that the ordinary shares were repurchased with funds realised from the sale of equities on which there would have been a loss of investment income, calculated at an after-tax rate of 2,7% per annum.
4. The shares held on behalf of policyholders are not eliminated on consolidation, and thus have no effect on the group results.

6. **Stock exchange listing**

The shares acquired by Metropolitan, a wholly-owned subsidiary of NAC, will be held on behalf of shareholders as treasury stock. Accordingly, the shares will continue to be listed on the JSE and the Namibian Stock Exchange.

Application will be made to the JSE and the Namibian Stock Exchange for the termination of the listing of the 18 946 025 shares repurchased, as soon as possible.

7. **Rationale**

The repurchase of shares by NAC forms part of its capital management programme to ensure that surplus capital is efficiently deployed.

NAC will continue to consider, and if appropriate, conduct further repurchases in order to manage the level of capital in NAC.

Bellville
8 May 2002

Sponsor

A M B
African Merchant Bank Limited
Registered Bank

Financial adviser

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Sponsoring broker to NAC in Namibia

Lexus
Securities (Pty) Ltd
Member of the Namibian Stock Exchange

Legal adviser

DENEYS REITZ
ATTORNEYS
Deneys Reitz Inc.
1984/003385/21

UPDATE

NEW AFRICA CAPITAL

May 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New Africa Capital once again shows the way

New Africa Capital has included a separate section on the economic impact of AIDS in its workplace in its 2001 annual financial report, published recently. This is the third year in succession that the group, which incorporates all the Metropolitan businesses, has lead the way in the financial services sector, and the South African business community as a whole, with regard to AIDS disclosure.

In the interests of the investing public at large, and of company shareholders in particular, New Africa Capital was the first of the major corporates in this country to call for mandatory AIDS disclosure. It was also the first to take up its own challenge by publishing, in 1999, detailed information on the effect of the pandemic on its bottom line.

Group chief executive Peter Doyle points out that the failure of the majority of South African companies to disclose the productivity and profitability implications of HIV/AIDS effectively means that investors are being misled.

"Until the lack of disclosure in shareholder communication in general, and annual financial statements in particular, is rectified, shareholders will not be in possession of all the facts and figures needed to assess the true value of their investments. Comprehensive AIDS data is a business imperative, and we therefore contend that companies should be legally required to provide it, " says Doyle.

In its disclosure New Africa Capital focuses on its dual role in the economy of the country – as a financial services provider and as an employer – when giving account of the consequences of the epidemic. It also focuses on both the material and the non-material aspects of the disease.

At the staff level, the group has had a broad spectrum of intervention programmes in place for a considerable period of time, ranging from ongoing education and advocacy initiatives, in respect of sexually transmitted diseases (STDs) as well as HIV and AIDS, to condom distribution.

"Our workplace policy clearly delineates the rights and responsibilities of employees and management with regard to HIV and AIDS," says Doyle. "We feel that the environment across all the Metropolitan businesses forming part of the group is favourable for voluntary counselling and testing (VCT), given the high premium that New Africa Capital puts on AIDS education, and fighting discrimination against people living with HIV/AIDS. We will be incentivising VCT by building awareness of the benefits of 'knowing your status'."

Since 1989/1990 the group has been using the Metropolitan/Doyle model to predict the course of the epidemic, with a high degree of accuracy. (The model, developed by Doyle himself in the days when he was employed in an actuarial capacity in the Metropolitan group, has proved to be an extremely reliable predictive tool that is currently widely used by both local and international actuaries.)

Modelling has been applied across the full spectrum of New Africa Capital's staff complement. All direct and indirect costs incurred by the group as a result of the pandemic have been taken into account in the various scenarios created for modelling purposes. Direct costs comprise increased contributions for medical aid, group life and disability cover, while indirect costs include additional sick and compassionate leave, recruitment and training of replacement staff, protracted negotiations between management and labour on AIDS-related issues, legal fees, loss of turnover and reduced profits.

The effectiveness of the wide range of "behaviour interventions" currently being implemented in the workplace has, however, not yet been measured.

Although at the moment the group does not sponsor access to anti-retroviral therapy (ARV), this option is under constant review. The costs of ARV - at R16 000 per participant per annum – have been incorporated in all the modelling scenarios. The ARV amount will in all likelihood continue to decrease significantly over the next few years, thereby effecting a steady reduction in the level of expenses incurred in the future.

Thanks to modelling, not only has the impact of HIV/AIDS on New Africa Capital's markets been accurately assessed, but the epidemic has also been fully taken into account in product design and pricing. The group is therefore well positioned to meet its obligations to stakeholders, from both a shareholder and a customer perspective.

Having absolute confidence in its proven predictive capabilities, and consequently in its pricing and reserving strategies, the group has always been, and continues to be, free to operate in markets across the full income spectrum.

Currently some 20% of the economically active population in South Africa, in the vicinity of 4.5 million people, are HIV positive. By 2005/6 this percentage will have risen to 25%.

Like most life insurers, New Africa Capital conducts regular reviews of actual versus projected mortality experience. Thanks to adequate AIDS provisioning, the group was able to lighten its AIDS mortality risk after its most recent review despite the fact that the HIV infection rate is only expected to peak in 2005. Projections also indicate that there will be a sustained up-trend in the number of AIDS deaths until approximately 2012.

Interestingly, the group has never approved of the imposition of any form of AIDS exclusion clause – a protective practice employed by most of its competitors. However, the chances of exclusion clauses being successful are severely limited given that AIDS is not a notifiable disease.

Within its group strategy division, New Africa Capital houses an independent AIDS Research Unit, the world-renowned research capabilities of which give it a strong competitive edge, as does its comprehensive website, redribbon.co.za. This site is presently being redeveloped as a portal in conjunction with the South African Business Coalition against HIV/AIDS. Information gateways will update individuals and organisations on subjects such as living with HIV, good business practice, legal issues, medical matters, etc.

Metropolitan Employee Benefits provides a fully-fledged AIDS consultancy service to all its clients in respect of group retirement benefits. The team have made a name for themselves as one of the leading consultancies in the country, with their advice also being sought from all corners of the world. Their ability to provide solutions to the challenge of HIV/AIDS that are holistic and comprehensive is proven. Product offerings are fully integrated, with workplace impact studies, behaviour change programmes, managed care and treatment, and group life schemes all linked to one another.

On the corporate social involvement front, New Africa Capital is one of the strongest advocates of education and intervention by the business community in the fight against HIV and AIDS, in conjunction with government-led and community-based initiatives. The *Positive Health* booklet on living with HIV, sponsored by the Metropolitan businesses, has far exceeded its initial print run of a million copies, and is now available in all eleven South African languages and Portuguese.

"Our dedicated efforts are ongoing, and we will continue to position ourselves as a leader in the war on HIV and AIDS, both in the financial services sector, and in the South African business community as a whole," says Doyle.

end

10

2002-05-20 17:56:44
New Africa Capital Limited - Dealing in Securities by director
New Africa Capital Limited
("New Africa Capital")
Alpha code: NAC
ISIN number: ZAE 000033361

In accordance with the requirements of paragraphs 3.72 to 3.75 of the JSE Securities Exchange South Africa Listings Requirements, the following share transactions by a director of New Africa Capital should be noted:

Director	:	Mr M L Smith
Date of transaction	:	2002-05-17
Price	:	R7-32
Amount	:	25 000
Class	:	Ordinary
Nature of transaction	:	Sale
Extent of interest	:	Indirect, beneficial interest
Director	:	Mr M L Smith
Date of transaction	:	2002-05-17
Price	:	R7-35
Amount	:	25 000
Class	:	Ordinary
Nature of transaction	:	Sale
Extent of interest	:	Indirect, beneficial interest

Ends
Date: 20/05/2002 05:55:27 PM Produced by the SENS Department

03 NOV 14 AM 7:21


UPDATE
NEW AFRICA CAPITAL

May 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New in force business

The group new business figures for the quarter ended 31 March 2002 are shown below. The basis used is consistent with that used in the embedded value calculation. Policies are included from the date that they become in force as opposed to the date on which they are concluded (production figures). There is usually a delay up to three months between these two dates.

NEW BUSINESS PREMIUMS #	**3 mths to 31.3.2002 Rm**	12 mths to 31.12.2001 Rm	2001 average quarter Rm	% change 2002 (annualised)
Recurring premiums				
Individual life	**154**	484	121	27
Gross premiums	**180**	582	146	24
Lapses at inception	**(26)**	(98)	(25)	(6)
Employee benefits	**16**	155	39	(59)
	170	639	160	6
Single premiums				
Individual life	**202**	1 033	258	(22)
Employee benefits	**212**	1 958	490	(57)
	414	2 991	748	(45)
Annual premium equivalent (APE)	**211**	938	235	(10)
Lapses as a % of gross premiums	**14%**	17%	17%	18

 # Provisional new business premiums subject to adjustment at the year-end valuation.

The trends in respect of both individual life recurring premium business and lapses at inception are improving. Employee benefits recurring premium business is currently below the level attained during 2001, as are both categories of single premium business. In the case of employee benefits single premium business, this is partly as a result of a move towards off balance sheet business and partly because of the erratic nature of such business. The position has since improved and at 30 April 2002 the figure for single premium income, including off balance sheet inflows, was in line with the corresponding period in 2001.

New business production – individual life

Total new business production was higher than that written during the same period in 2001. The main drivers of this improvement were Metropolitan Direct and Metropolitan Namibia.

An upsurge in the new business production of Metropolitan Direct, which is campaign driven, boosted total new business production for the quarter. Metropolitan Direct is dependent on its ability to source new campaigns to sustain growth.

While other categories have been lagging the 2001 comparatives, it is worth mentioning that there has been a marked uptrend in ordinary individual life new business production since the end of the quarter. Year-to-date production after the first three weeks of May is on a par with the equivalent figure for 2001.

Conservation

It is particularly pleasing to be able to report an improvement in the lapse experience at inception of business written in the last quarter of 2001 that came into force in the first quarter of 2002 (refer to the table above). It must also be borne in mind that most of this business was written prior to the roll-out of *Predict*, the lapse predictor tool for excluding potentially high lapse rate business prior to inception. The beneficial effects of *Predict* will therefore only be seen in subsequent quarters.

The *Predict* tool is able to determine with a high degree of accuracy those policies with a propensity to lapse within the first year. Based on the risk of lapse ranking, the following two business interventions are applied:

- New business applications that score within the top 10% of high risk policies are declined.
- For new business applications that fall within the next 15% of high risk cases, commission is paid on an "as and when" basis over the first 12 months of the contract.

At one of the pilot sites, it was particularly encouraging to see that the rate of lapses at inception declined from 55% in February to 12% in May 2002.

Delayed detection of lapses at inception

It should be noted that in some cases there can be a delay of up to five months between the date on which an insurance policy is concluded and the date on which it eventually lapses. This excludes any potential delay between a client deciding that he/she wants a policy and the company finally accepting his/her application as complete.

Assuming that a policy is accepted by an insurance company on 20 January, the date of the first premium deduction could be as late as 31 March. If this premium is not received, it will be re-submitted for payment in the following month (April) and possibly the month thereafter as well (May). Only then will the insurance company be able to determine that the policy should be classified as "lapsed at inception", a full five months after the date on which the policy was accepted.

Cost-saving drive

With New Africa Capital having committed to a saving of R 50 million on actual expenses incurred in 2001, each of the businesses and support services within the group was asked to review its budget for 2002 and determine ways of effecting the necessary reductions.

The central focus of the cutback exercise was, and continues to be, costs attributable to individual life operations, especially fixed acquisition costs in respect of new business. Growing businesses were not requested to take aggressive remedial steps that would in any way detract from their ability to capitalise to the full on growth opportunities.

Management is confident that the group as a whole will save well in excess of the targeted R50 million in administration expenses by the end of the 2002 financial year, despite having made adequate provision for future expansion. These savings will not all be attributable to new business costs.

Short-term interventions for long-term gain will mean that the bulk of the cost savings will only start flowing through in the second half of the financial year.

Business processes are currently being optimised and, where necessary, further rightsizing measures will be implemented. Both existing and proposed business projects are also being reviewed and re-evaluated on a cost versus growth basis.

The group finance director will continue to measure and monitor progress, with the various operating entities being held fully accountable for delivery in terms of the cost-saving goals which have been fully integrated into the group's performance management objectives for 2002.

Metropolitan Health Group

The right-sizing of the health business has been completed without compromising the levels of service offered to its clients, says Blum Khan, CEO of the Metropolitan Health Group (MHG).

In spite of having lost the administration contract for Topmed and Selfmed, the two Sanlam medical schemes, which the latter sold last year, the Metropolitan Health Group is operating profitably, showing improved margins over the same period in 2001.

Now that OpenPlan, the open scheme administered by MHG, is showing favourable financial results, the group anticipates that it will become an attractive retail product in the future.

In line with MHG's commitment to exploring alternative business opportunities, its traditional source of revenue, in terms of fees derived from members under administration, is now being supplemented by licensing fees derived from franchise agreements and clients who purchase managed care programmes. In this regard, MHG have signed their first international franchise deal for implementation later this year.

In January MHG rolled out its first franchise agreement with LAMAF, a scheme for local authorities with 40 000 lives under administration. By April this year a second, similar agreement with SAMWUMED (formerly a municipal workers medical aid) with 45 000 lives, was rolled out.

When the Bankmed administration division was corporatised in January 2000, Bankmed (the medical scheme) retained ownership of 19.9% of the newly created company in terms of a concession granted by the Council for Medical Schemes. As part of the original agreement the New Africa Capital group had an option to acquire this shareholding from Bankmed when the latter's concession expired.

This concession has now expired and NAC has acquired these shares from Bankmed with effect from 1 January 2002 for approximately R100 million. In terms of the original purchase contract MHG will continue to be responsible for the administration of the Bankmed scheme for at least another three years, subject to the attainment of all normal service level criteria.

This acquisition is part of the ongoing integration of MHC and MetHealth, which are already fully merged at an operational level, and further aligns shareholder interests in MHG.

Metropolitan Asset Managers

The house view, represented by the Global Managed Fund, under-performed its cumulative benchmark for the quarter ended 31 March 2002 by 3.7%. This under-performance excludes the negative performance that resulted from derivative exposures implemented for the Guaranteed Fund.

The under-performance reported for 2001 continued for the first quarter of 2002. Stock selection was the reason for MetAM's under-performance, with its underweighting in gold mostly to blame. Other major negative contributions came from life assurance, banks and platinum. All these sectors have, however, staged a strong recovery since quarter end. Views are taken on a three-year investment horizon where periods of short-term underperformance are likely.

Macro asset allocation contributed positively, with the house being aggressively underweight in bonds in favour of equity.

Compounded versus benchmark performance clearly indicates that the under-performance continued, but that the trend has turned.

Market overview

Global markets

Equity markets failed to sustain the strong performance of the fourth quarter of 2001. Subsequent economic releases indicated that a US recovery was taking place, but the really bad news of the Enron debacle and escalating tensions in the Middle East once again brought home the reality that equity prices are still stretched.

Interest rates in the US are at a forty-year low and the anticipation of a recovery, as well as increased government spending, spooked the bond market. Long-term interest rates are on a rising trend and US corporates are using this last opportunity to raise capital by issuing debt at attractive rates.

The European and Asian equity markets followed the same pattern as the US, with Japanese equities outperforming other markets for a change thanks to the weaker yen and improved global growth prospects. Emerging markets performed well due to the higher gearing to interest rates and weak currencies.

Commodity prices started to recover during November 2001 and maintained this trend into 2002 as global growth sentiment improved.

Local markets

Resource shares continued to dominate the equity market during the quarter. This is not surprising given the rand hedge qualities of these shares. Once the realisation had set in that gold mining companies stood to benefit most from the substantially weaker rand and the gold price itself had showed some resilience, gold shares became very attractive and outperformed the market by a substantial margin. However, non-mining resources outperformed mining resources. MetAM held a high resource weighting relative to its peers, but still slightly less than the all share weighting.

Financial stocks once again de-rated on bad news from the micro-lending industry, and banks exposed to the lower end of the market came under pressure, notwithstanding the good overall earnings prospects for this sector. The insurance sector, in which MetAM holds an overweight position, did not show the growth that was achieved in the past. Recent and anticipated interest rate hikes are not beneficial to the financial and industrials sectors.

Industrial shares moved sideways over the quarter, with IT shares (MetAM slightly overweight) taking another beating. Consumer stocks remained under pressure from shrinking margins and declining discretionary spending. Tax relief has not yet had an impact on consumer spending, but increases in the prices of fuel, transport and food have taken their toll.

The rand's 5.4% appreciation against the US dollar was not enough to offset tremendous inflationary pressures, from both imported goods and foreign demand for locally produced goods. Even before the first official consumer inflation figure was published, it had become clear that the 2002 inflation targets were out of reach.

The bond market reacted negatively to the deteriorating inflation outlook while the delay and uncertainty in privatisation issues, together with the huge forward book losses, prompted a sell-off in the bond market.

MetAM's performance

Fund	Return %	Ranking
MANAGED FUND (Global)		
3 months to 31/03/2002	-1.5	42/57
12 months to 31/03/2002	16.5	53/57
36 months to 31/03/2002	16.2	26/43
FUTURE BUILDER		
3 months to 31/03/2002	-4.3	5/5
12 months to 31/03/2002	-2.5	5/5
36 months to 31/03/2002	7.1	2/5
OPTIMUM GROWTH		
3 months to 31/03/2002	-0.5	16/57
12 months to 31/03/2002	16.2	54/57
36 months to 31/03/2002	11.8	43/43

Source: Alexander Forbes Manager Watch, March 2002

Market outlook

The outlook for domestic growth is not good. The weaker rand will bring stimulation in the form of higher export earnings, import substitution and some pre-emptive spending, but higher inflation and interest rates will start to bite.

The economy is still not creating jobs, and, although labour productivity is improving, overall productivity is not. The higher oil price is partly being offset by a higher gold price. Domestic demand will be under pressure from lack of discretionary spending. Margins of exporters and primary producers are improving, but for retailers and banks margins are deteriorating.

The next quarter will be critical for South Africa. The resources cycle is mature and domestic growth is required to arouse investor interest in local financial and industrial shares. Financial stability remains the priority for 2002 and the rand exchange rate will continue to be the central character in this quest.

The performance of the rand will also continue to determine the performance of resources vs. financial equities. A stronger rand is needed for financials to outperform in the next quarter or two. Better performance of financial shares is likely since financials are very cheap on most valuation bases and stimulus in the form of lower real rates and a faster growing monetary base will benefit banks and other financial stocks. IT and media shares are also dependent on a global upturn, but are likely to outperform only once fixed investment improves.


UPDATE
NEW AFRICA CAPITAL

July 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Settlement with Publiserve

Publiserve, a medical scheme for which MetHealth did the administration, was placed under an order of final liquidation by the Cape High Court on 17 July 2001. A public inquiry, during which a settlement was reached between MetHealth and Publiserve in liquidation, was held this week. Below is a copy of the statement which outlines the main points of the settlement which will appear in the media tomorrow.

PUBLIC NOTICE

IN THE INTERESTS OF

PUBLISERVE
MEMBERS AND SERVICE PROVIDERS

SETTLEMENT

- Settlement has been reached between the administrator MetHealth and the appointed liquidator Brian Watson on behalf of Publiserve Healthcare.
- Metropolitan Health (Pty) Ltd was the administrator of Publiserve in terms of the Medical Schemes Act, until the provisional liquidation of the Scheme on 30 May 2001.
- Claims were made against MetHealth by Publiserve regarding the refund of certain sums paid to brokers. In addition, MetHealth and Metropolitan Life Ltd, its then parent company, made claims against Publiserve about financial guarantees provided and damages arising from early termination of the administration agreement.
- While not admitting liability, MetHealth has agreed to set aside a guarantee of up to R10 million to ensure that Publiserve members and creditors will be paid in accordance with the Scheme's Rules.
- MetHealth will assist the liquidator in the assessment of the claims in order to conclude outstanding matters as swiftly as possible. Members with outstanding claims are requested to submit claims and enquiries to Marcia on 021-887992 or marciab@klopper.co.za


UPDATE
NEW AFRICA CAPITAL

August 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Healthcare in perspective

South Africa's volatile healthcare industry is increasingly under the spotlight with greater regulatory supervision, pressure on solvency margins of schemes, medical inflation well in excess of the consumer price index, regular rate increases and perennial administrative disputes.

As one of the dominant players in the industry, Metropolitan Health Group, the healthcare administration subsidiary of New Africa Capital, has also faced its share of challenges. These include the voluntary liquidation of a scheme under its administration, an administration fee adjustment for alleged failure to provide a comprehensive administration service and a dispute over the transfer of member data to a new scheme administrator.

Preston Speckmann, group finance director of New Africa Capital, assured shareholders that the issues highlighted recently were historic, had been fully accounted for in previous years and would have no effect on performance in the current or subsequent financial years.

He said Metropolitan Health Group was on target to meet its profit forecasts.

Details of the financial performance of the Metropolitan Health Group cannot be disclosed in accordance with the closed reporting period ahead of the release of New Africa Capital's interim results on 18 September. However, shareholders will receive full details of the operating results of Metropolitan Health Group at that time.

Metropolitan Health Group is the umbrella structure for MetHealth, the original healthcare operations of New Africa Capital, and Newmed, the medical schemes administrator bought in 2000.

Metropolitan Health Group has undergone widescale restructuring since the acquisition of Newmed. This included the appointment of a new senior executive team consisting of Blum Khan (chief executive), Nick Rudston (chief financial officer) and David Watts (chief information officer). Every effort has been made to anticipate potential issues that may arise and Metropolitan Health Group is in regular contact with the boards of trustees of schemes under its administration.

Speckmann stressed that healthcare is a highly emotive issue and urged the investment community to focus on the facts.
A summary of the facts of the three MetHealth-related issues follows for record purposes. It should be noted that none of the other closed schemes administered by MetHealth or any of the other Metropolitan businesses were involved.

- **Liquidation of Publiserve**

Shareholders were advised in June 2001 that Publiserve, a medical aid scheme administered by Methealth, had applied for voluntary liquidation. MetHealth had provided the guarantees prescribed by the Registrar of Medical Schemes and
R4 million was paid to the liquidator. This was fully disclosed in New Africa Capital's 2001 annual financial statements.

Following the public hearings into the liquidation of Publiserve last month, in which allegations were made regarding financial transactions and administration, a non-admission of guilt settlement was reached. Metropolitan Health Group agreed to a guarantee of up to R10 million to cover claims of members. This amount is covered by comprehensive insurance and does not affect shareholders of New Africa Capital.

More than a year after the liquidation of the scheme total claims amount to some R1,5 million.

- **OpenPlan Medical Scheme**

MetHealth last year agreed to rebate R26 million to the OpenPlan Medical Scheme, partly as compensation for failure to meet agreed targets in full. Owing to a confidentiality agreement between OpenPlan and MetHealth, signed in 2001, this fact could not be fully disclosed to shareholders. However, the total amount was fully accounted for in 2001 and this will have no further financial implications in the current year.

The confidentiality agreement was put in place at that time to protect the interests of the members and the financial soundness of the scheme. This information was disclosed at the annual general meeting of the scheme.

By retaining the administrative services of the Metropolitan Health Group, the OpenPlan board of trustees has given a vote of confidence in the new management team.

The year-to-date financial performance of the scheme is on track.

- **Transfer of member information to Medscheme**

Last year's sale of Sanlam Health to Medscheme involved the transfer of the administration of 45 000 members of the Selfmed and Topmed schemes. Medscheme has questioned the completeness of the member data supplied by MetHealth. This claim has been vehemently denied by MetHealth in the belief that all contractual obligations have been met.

Despite the agreement between the two parties making allowance for arbitration to settle disputes, Medscheme filed a court application to demand the release of further historic data. This application was subsequently withdrawn and the matter has now been referred to an arbitration hearing late in August.

Shareholders will be advised of the outcome of these proceedings.

For further information kindly contact:

Blum Khan
Chief executive officer
Metropolitan Health Group
082 658 4573

Tyrrel Murray
General manager: group finance
New Africa Capital
082 889 2167


UPDATE
NEW AFRICA CAPITAL

18 September 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New Africa Capital's interim results for the six months ended 30 June 2002

- Interim results media release
- Statutory comment
- Dividend declaration
- Financial information

New Africa Capital – interim results for the six months ended 30 June 2002

Progress made since second half of 2001

- Headline earnings per share up 63%
- Individual life recurring premium new business up 25%
- Significant improvement in individual life new business profit margins
- Cost savings on track
- Metropolitan Health Group profitable once again

(Compared with the six months ended 31 December 2001)

New Africa Capital turns negatives into positives in first half of 2002

New Africa Capital, the group whose empowerment credentials are amongst the strongest in the financial services sector, has rallied strongly in the first half of 2002 after experiencing a sharp decline in profitability in the second half of 2001.

Commenting on the interim results for the six months to 30 June 2002, announced yesterday (18 September), group chief executive Peter Doyle highlighted clear signs of recovery compared with the six months to 31 December 2001.

"Given that business, although not cyclical, traditionally picks up in the last six months of the year, we are pleased to have delivered a promising performance in the first half of this year, with several key business indicators moving in the right direction in line with market expectations," says Doyle.

As one of South Africa's leading empowerment players, New Africa Capital has one of the most representative boards in the country: 67% of its executive directors and a full 50% of its non-executive directors are from the designated group (black and coloured people, Indians and white women). As far as staff are concerned, 29% of general managers and 53% of senior managers fall into this category, as do 88% of the entire staff complement and some 80% of existing policyholders.

New Africa Capital's net cash inflows remained positive in the period under review, despite the fact that the group had to contend with one of the toughest economic environments of recent times, with heavy downward pressure on investment performance and personal disposable income.

Group headline earnings per share, up 63%, and the value of new business written by individual life subsidiary, Metropolitan Life, the group's major profit driver, moved steadily upwards compared to the six months to December 2001. The profit margin on individual life business has rebounded from a negative to a positive in the first half of 2002.

"It is most encouraging to see these vital elements of bottom-line profitability back in the black. With both new business values and volumes continuing to follow this lead in the third quarter, we believe that we have the makings of a sustainable turnaround, " says Doyle.

The fact that this reversal is directly attributable to management action rather than purely circumstantial factors augurs well for the future. The December 2001 premium re-rate, for example, only affected half of the new business written in the first six months of this year as a result of forward dating.

Individual life recurring premium new business growth of 25% at Metropolitan Life outstripped its single premium counterpart. Being the more stable of the two income streams, recurring premium income is the foundation upon which the financial stability of life insurers is built.

Also noteworthy is the fact that there was only a slight increase of 2% in the quantum of claims submitted to the group. New Africa Capital remains confident that its projected mortality and morbidity experience, including its provision for HIV/AIDS claims, is adequate. In the midst of the devastating socio-economic consequences of the pandemic, sound HIV/AIDS pricing continues to give the group a competitive edge, as has been the case from the outset.

On the international front, both Metropolitan Botswana and Metropolitan Namibia recorded substantial growth, with the former almost surpassing its performance for the previous twelve months in the six months under review.

Botswana achieved profitability status for the first time, while both Namibia and the Metropolitan Health Group regained profitability status compared with the operating losses they suffered in the second half of last year.

Unsatisfactory persistency had become a problem for Metropolitan Life by the end of 2001, especially as far as lapses at inception were concerned. While there is plenty of room for further improvement, strenuous conservation efforts are proving successful and the group's overall lapse rate has started to decline.

"We are confident that steady progress will continue to be made given that our innovative lapse predictor tool was only fully rolled out by the end of June this year," comments Doyle.

Total operating expenses were also 11% lower than the equivalent figure for the six months to December 2001. "The cost savings to which we as a group committed ourselves at the end of last year are on track, and management is satisfied that the reductions achieved to date are of a permanent nature," points out Doyle.

Amongst other things, the group's headcount has been reduced by 7% compared to December and by 11% compared to June 2001.

Investment performance was an area where New Africa Capital was as adversely affected as other major players in the industry. Apart from its negative impact on new business, especially in the employee benefits business arena, poor investment performance also detracted from shareholder and policyholder value.

Although turbulence has been taking a heavy toll on investment values for quite some time, the destructive effects of extreme market volatility manifested themselves particularly strongly in the six months to June, with sharp declines in the equity market in both absolute and real terms.

"This explains the emphasis that we at New Africa Capital place on headline earnings as opposed to earnings. The latter are strongly influenced by volatile movements in the market value of assets while headline earnings reflect the group's operational performance more accurately," says Doyle.

The group constantly reviews its investment mandates and scrutinises all aspects of its investment process in order to identify and eliminate weaknesses.

"As a group we retain full confidence in Metropolitan Asset Managers' core team of investment professionals, who have been responsible for exceptional results in the recent past. While it would not be appropriate to overreact to short-term deviations from agreed benchmarks, greater diversity in line with the group's empowerment objectives continues to be introduced at MetAM with a view to improving investment performance."

According to Doyle, the benefits of these corrective measures should start flowing through shortly.

Thanks to the redefinition and refocusing of its capital management strategy during the six months under review, the New Africa Capital group continues to enjoy the advantages of sound and stable financial status. With an excess of assets over liabilities of R5.2 billion, its statutory capital adequacy requirement (CAR) of R1.7 billion is covered 3.1 times, which means that its capital levels are appropriate for the optimisation of future growth opportunities.

The group succeeded in containing the decline in its embedded value to 5% below the year-end figure in spite of investment market turmoil. Under the circumstances, management is satisfied with an embedded value of R10.12 per share.

An interim dividend of 17.50 cents has been declared, an amount equal to half the previous year's normal dividend. This constitutes an endorsement by the board of the group's growth prospects over the medium to long term.

In order to deliver on promises to both individual and group policyholders of Metropolitan Life and Metropolitan Employee Benefits, market leaders in guaranteed fund business, a negative bonus stabilisation

reserve had to be created during the six months under review. The concept of "smoothing" comes into its own in times of severe market fluctuation, but only in cases where the guarantor has a balance sheet strong enough to support such a stabilisation reserve.

The group made effective use of derivative structures to protect the value of the assets underlying the guarantees given to policyholders, and was thus able to restrict the size of the negative reserve without in any way limiting the benefits enjoyed by policyholders. This strategy also proved successful in limiting the increase in the group's capital adequacy requirement, which would otherwise have resulted in a reduced CAR multiple.

Doyle and his fellow directors are confident that New Africa Capital's new structure, with clusters grouped in line with corporate, retail, health and international business interests, will result in ongoing operational improvements into the future. Joint marketing initiatives in the corporate market, a much sharper focus on its core retail markets and dedicated efforts to increase its share of the health and international markets are already paying dividends.

In the retail sector the group's refined market strategy reveals that it intends getting back to basics by concentrating on areas where it has consistently done well.

It plans on continuing to dominate the lower income market and to become a significant player in the middle income market. Positive results from a major drive to increase the group's share of the middle income market in Gauteng, known as Project GoldRush, begun to manifest themselves towards the end of the six-month period.

As far as consolidation in the financial services sector is concerned, New Africa Capital, with over 3.5 million clients under management, now has sufficient scale in all of its Metropolitan businesses to compete effectively. In the recent past it has acquired and successfully integrated Commercial Union Life and Protea Life as well as the healthcare administration business of Bankmed.

Doyle says that New Africa Capital will continue to look for other similar opportunities to grow shareholder value.

"While the war is by no means over, we are undoubtedly winning the key battles to build a business that generates profitable and sustainable growth. Our empowerment objectives will continue to enjoy the highest priority as we strive to extend the territory gained thus far," concludes Doyle.

ISSUED BY	SUE SNOW FINANCIAL MEDIA SPECIALIST NEW AFRICA CAPITAL TEL 021 9406119 OR 0833009745
DATE	18 SEPTEMBER 2002
QUERIES	PETER DOYLE GROUP CHIEF EXECUTIVE NEW AFRICA CAPITAL TEL 021 9406634 OR 0828802690 TYRREL MURRAY GENERAL MANAGER: GROUP FINANCE NEW AFRICA CAPITAL TEL 021 9405083 OR 0828892167

NEW AFRICA CAPITAL FINANCIAL SERVICES GROUP

GROUP RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2002

INTERIM DIVIDEND DECLARATION

The dividend policy approved by the directors, and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term. It is also the policy that at the half-year stage the company declares, as the interim dividend, an amount equal to half of the prior year's normal dividend.

This interim dividend policy was implemented when the group did not carry out an actuarial valuation at the half-year stage. Now that this valuation is part of the interim process, the board has decided to re-consider the interim dividend policy with effect from 2003.

An interim dividend of 17.50 cents per share has been declared on 17 September 2002. This dividend is payable to holders of ordinary shares recorded in the register of the company at the close of business on Friday, 11 October 2002 and will be paid on Monday, 14 October 2002. The last day to trade "cum" dividend will be Friday, 4 October 2002. The shares will commence trading "ex" dividend from the commencement of business on Monday, 7 October 2002. Share certificates may not be dematerialised or rematerialised between Monday, 7 October and Friday, 11 October 2002, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders.

A special dividend of sixteen million rand was declared to participants in the share purchase scheme while participants in the share incentive scheme receive the same dividend as ordinary shareholders.

The directors are unanimously of the opinion that, for the 12 months after the date of the declaration:

- the company will be able to pay its debts as they become due in the ordinary course of business;
- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will after the dividend payment, not be less than the consolidated liabilities of the company.

Signed on behalf of the board

Gloria Tomatoe Serobe
Group chairman

Peter Doyle
Group chief executive

Cape Town
17 September 2002

Registration number:	2000/031756/06
Registered office:	7 Parc du Cap, Mispel Road, Bellville 7535
Transfer secretaries:	Computershare, Edura 41 Fox Street, Johannesburg 2000, P O Box 61051 Marshalltown 2107
JSE code:	NAC ISIN NO. ZAE000033361

NEW AFRICA CAPITAL FINANCIAL SERVICES GROUP

GROUP RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2002

PROGRESS MADE SINCE SECOND HALF OF 2001

- Headline earnings per share up 63%
- Individual life recurring premium new business up 25%
- Significant improvement in individual life new business profit margins
- Cost savings on track
- Metropolitan Health Group profitable once again

  (when compared to the six months ended 31.12.2001)

DIRECTORS' STATEMENT

The directors take pleasure in presenting the unaudited interim results of the New Africa Capital Financial Services Group for the six months ended 30 June 2002.

These results comply in all material respects with the requirements of AC127 of the South African Statements of Generally Accepted Accounting Practice as well as with the South African Companies Act of 1973; the Long-term Insurance Act of 1998; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange South Africa.

Presentation of financial statements

The consolidated financial statements are prepared on the fair value and going concern bases. The principal accounting policies are consistent with those applied at 31 December 2001, with the exception of new accounting policies adopted in order to comply with new Statements of Generally Accepted Accounting Practice.

New Statements of Generally Accepted Accounting Practice

In terms of the requirements of AC135 (investment property), owner-occupied property is depreciated. Properties occupied more than 30% by the group and held for use in the supply of services, for administrative purposes or for capital appreciation for the benefit of policyholders, are classified as owner-occupied. Owner-occupied properties held on behalf of policyholders are not depreciated as they are not held for consumption but as part of the portfolio of investment assets. Owner-occupied properties held on behalf of shareholders are depreciated over 50 years on the straight-line basis. These properties are carried at fair value and a non-distributable reserve is created with the revaluation surplus arising therefrom, as required by AC 123.

REVIEW OF OPERATIONS AND PROSPECTS

The past six months have been very challenging for the group. South Africa has not escaped the worldwide turbulence and decline in investment markets. The group's embedded value nevertheless remained intact. Market conditions reinforced the need for smoothed bonus products. The negative perceptions surrounding

medium sized financial services companies did, however, make it more difficult to attract large single premium business.

The group is nevertheless extremely pleased that its net funds received from clients remained positive and that all key indicators moved in the right direction over the past six months. There has been growth in individual recurring premium income. The cost savings committed to at the beginning of the year are on track, and management is satisfied that the cost reductions are of a permanent nature. Overall persistency has improved. Clear signs of recovery in group headline earnings when compared to the last six months of 2001 are encouraging, as is the value of individual life new business, which is positive in comparison with 2001. Management, however, acknowledges that a lot more work is required in these areas, and this is ongoing. Finally, during the period under review the group has refocused and refined both its capital management and operational strategy.

The board is therefore optimistic that the initiatives implemented during the second half of the previous year and the first half of the current year, which have already contributed to an improved operating position, will result in further operational improvements in the latter half of the current year.

The results for the six months were adversely affected by certain amounts that relate to the previous year, as detailed in the note to the statement of actuarial values of assets and liabilities.

Share buy-back

During the period under review Metropolitan Life Limited, a wholly owned subsidiary of New Africa Capital Limited, acquired 13 million (2001: 28 million) New Africa Capital shares. The transactions were in accordance with the company's constitution and complied in all respects with the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The total of R344 million that was paid to acquire 41 million treasury shares has been deducted from shareholders' equity. The total shareholding, through policyholders' and shareholders' funds, currently held by subsidiary companies is 10%, which is the limit set in terms of the general authority renewed by shareholders on 28 May 2002.

In addition, New Africa Capital acquired 20 million shares for a total of R149 million, of which 19 million were cancelled on 30 June 2002 and the remaining 1 million on 30 August 2002. The total amount that was paid to acquire these shares has been deducted from shareholders' equity. The group set an initial target of R500 million for the share buy-back, and this target was reached during the period.

CORPORATE GOVERNANCE

The board has satisfied itself that locally recognised principles of corporate governance were applied throughout the group for the period under review. Additional governance recommendations, as set out in the second King report, are currently being addressed and implemented.

Directorate changes and directors' shareholding

Mr P C Lamprecht was appointed to the board on 26 March 2002; no further changes have been made to the directorate since 31 December 2001.

In June 2002, 620 000 unlisted shares were allocated to executive directors at an issue price of R6.53 per share as part of the annual share purchase scheme allocation to staff, but were only accepted after the period-end in July 2002. Mr M L Smith, a non-executive director, sold listed shares as disclosed on SENS on 20 May 2002. No other shareholding changes occurred between 1 January 2002 and the approval of the interim results.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

At 30 June the group had capital commitments of R15 million in respect of furniture and computer equipment to be financed from internal sources.

In terms of the staff share scheme trusts, New Africa Capital Limited has guaranteed any shortfall due to Metropolitan Life Limited, the funder of the trusts, at the termination thereof. At 30 June 2002 the exposure in terms of this guarantee amounted to R82 million (40 million shares; loans of R332 million). This amount was determined by using the actual loan value and the ruling market price of the underlying shares at 30 June 2002.

The group is aware of a potential claim arising against Metropolitan Health (Proprietary) Limited to be instituted by the liquidator of Publiserve Medical Scheme up to a maximum of R10 million. The directors believe that no material liability will arise for shareholders.

POST BALANCE SHEET EVENTS

Share allocation

Shares totalling 14 million were issued to the staff share scheme trusts in June 2002 at an issue price of R6.53 per share but were only accepted after the period-end in July 2002. The loans to the trusts increased by R93 million.

Share Transactions Totally Electronic (STRATE)

Many New Africa Capital (NAC) shareholders have not yet dematerialised their shares by converting their existing share certificates into the electronic format required by STRATE, the JSE's new trading system. All such shareholders are encouraged to surrender their paper certificates to a Central Securities Depository Participant – either a bank or a broker - as soon as possible, but by 29 September 2002 at the latest, on which date the insurance cover provided by what is known as the Dispossessed Members' Fund expires. This fund was established specifically to cover losses or claims arising from any tainted and therefore invalid certificates that may exist in the marketplace. Shareholders who fail to meet the dematerialisation deadline will therefore be placing themselves at risk.

DIVIDEND DECLARATION

The directors have declared a dividend of 17.50 cents per share as detailed in a separate announcement.

Signed on behalf of the board

Gloria Tomatoe Serobe

Group chairman

Peter Doyle

Group chief executive

Cape Town

17 September 2002

Annexure

NEW AFRICA CAPITAL GROUP RESULTS

CONSOLIDATED INCOME STATEMENT	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Income from insurance business	(120)	247	589
Revenue	**2 481**	4 957	10 343
Premium income (note 1)	**2 894**	3 601	7 009
Recurring premiums	**1 987**	1 910	4 087
Single premiums	**907**	1 691	2 922
Investment return	**(413)**	1 356	3 334
Investment income	**969**	1 000	2 317
Realised and unrealised changes in market value of investments	**(1 382)**	356	1 017
Outgo	**3 208**	3 084	5 850
Policyholders' benefits paid (note 2)	**2 490**	2 447	4 493
Sales and distribution costs	**310**	265	575
Administration expenses	**331**	311	665
Policyholders' tax paid	**77**	61	117
Revenue less outgo	**(727)**	1 873	4 493
Transfer to long-term insurance fund	**607**	(1 626)	(3 904)
Income from administration business (note 3)	**43**	46	34
Income from holding company	**(42)**	-	11
Income before goodwill and tax	**(119)**	293	634
Goodwill amortised	**(25)**	(20)	(42)
Income before tax	**(144)**	273	592
Shareholders' tax paid	**(29)**	(26)	(198)
Income after tax	**(173)**	247	394
Outside shareholders' share of profit	**(1)**	(6)	(9)
Earnings	**(174)**	241	385
Capital appreciation on excess	**383**		(172)
Deferred tax – CGT	**(59)**		124
Goodwill amortised	**25**	20	42
Headline earnings (note 4)	**175**	261	379
Headline earnings per share (cents)	**25.66**	36.78	52.49
Earnings per share (cents)	**(25.51)**	34.02	53.32
Weighted average number of shares in issue (million)	**682**	726	722
Dividend per ordinary listed shares (cents)			
Interim	**17.50**	15.50	15.50
Final			19.50
Total			35.00

NEW AFRICA CAPITAL GROUP RESULTS

CONSOLIDATED BALANCE SHEET	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
ASSETS			
Non-current assets			
Investment assets	**30 709**	29 403	31 801
Equipment	**139**	134	147
Intangibles	**84**	49	71
Goodwill	**410**	396	375
Deferred tax	**4**	4	7
Current assets	**1 393**	1 487	1 425
Total assets (note 6)	**32 739**	31 473	33 826
EQUITY AND LIABILITIES			
Capital and reserves (note 7)	**4 482**	2 693	5 101
Outside shareholders' interest	**30**	68	83
Non-current liabilities	**26 567**	27 484	27 172
Long-term insurance fund	**26 485**	27 389	27 048
Deferred tax	**82**	95	124
Current liabilities	**1 660**	1 228	1 470
Total equity and liabilities	**32 739**	31 473	33 826

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Shareholders' equity at beginning of period	**5 101**	2 335	2 335
Changes in share capital	**(245)**	117	1 709
Shares issued in terms of scheme arrangement			1 839
Issue of share capital to staff schemes	**-**	7	-
Share premium on new issue	**14**	110	128
Share issue costs written off			(24)
Treasury shares acquired	**(110)**		(234)
Shares acquired and cancelled	**(149)**		
Changes in distributable reserve	**(456)**	241	1 036
Dividend in specie			(1 839)
Transfer (to)/from long-term insurance fund	**(37)**		2 619
Transfer to foreign currency translation reserve			(21)
Transfer to non-distributable reserve	**(85)**		
Transfer from outside shareholders	**1**		
Earnings	**(174)**	241	385
Dividend	**(161)**		(108)
Changes in foreign currency translation reserve	**(3)**	-	21
Transfer from distributable reserve			21
Currency translation difference	**4**		
Transfer to long-term insurance fund	**(7)**		
Change in non-distributable reserve	**85**	-	
Transfer from distributable reserve	**85**		
Shareholders' equity at end of period	**4 482**	2 693	5 101

NEW AFRICA CAPITAL GROUP RESULTS

CONSOLIDATED CASH FLOW STATEMENT	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Net cash inflow from operating activities	**837**	1 221	3 352
Net cash outflow from investing activities	**(729)**	(1 465)	(2 588)
Net cash (out)/inflow from financing activities	**(245)**	117	(130)
Net cash flow	**(137)**	(127)	634
Cash resources and funds on deposit at beginning of period	**3 125**	2 491	2 491
Cash resources and funds on deposit at end of period	**2 988**	2 364	3 125

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
Total assets per balance sheet	**32 739**	31 473	33 826
Current liabilities and deferred tax per balance sheet	**(1 742)**	(1 323)	(1 594)
Outside shareholders' interest per balance sheet	**(30)**	(68)	(83)
Actuarial liabilities under unmatured policies	**(25 718)**	(23 938)	(26 200)
Excess of assets over liabilities (note 7)	**5 249**	6 144	5 949
Change in excess of assets over liabilities	**(700)**	227	32
Increase in share capital	**(14)**	(116)	(128)
Share buy-back and share issue costs	**259**		258
Opening basis change	**90**	24	43
Dividend declared	**161**	-	108
Total surplus arising during period	**(204)**	135	313
FSV profit (note 4)	**159**	267	372
Operating profit	**76**	180	168
Investment income on group excess	**83**	87	204
Basis change at end	**(2)**	(21)	(195)
Capital (depreciation)/appreciation on group excess	**(361)**	(111)	136
Effect of change in basis	**2**	21	195
Commercial Union Life (90:10)	**28**	(20)	(123)
Capital depreciation on group excess		111	
Earnings	**(174)**	247	385
Capital adequacy requirement	**1 672**	1 613	1 397
Capital adequacy multiple (times)	**3.1**	3.8	4.3
Bonus stabilisation reserve	**(625)**		85
Bonus stabilisation reserve excluding Commercial Union Life	**(437)**		178
Second-tier margins	**1 182**		1 231

The current capital depreciation on the group excess includes R43 million relating to the 2001 year. The opening basis change comprises predominantly of R33 million in respect of an understatement of the 2001 transfer to the long-term insurance fund, and R60 million relating to Commercial Union Life. The current earnings are therefore reduced by R43 million; however, there is no impact on the disclosed headline earnings for the current or prior periods.

NEW AFRICA CAPITAL GROUP RESULTS

NOTE 1 - PREMIUM INCOME	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Recurring premiums	**1 987**	1 910	4 087
Individual life	**1 533**	1 412	3 022
Employee benefits	**552**	533	1 173
Re-insurance	**(98)**	(35)	(108)
Single premiums	**907**	1 691	2 922
Individual life	**430**	560	1 052
Employee benefits	**477**	1 131	1 870
	2 894	3 601	7 009
Metropolitan Life Ltd	**2 302**	3 087	5 913
Metropolitan Odyssey Ltd	**162**	165	329
CU Life Assurance Company of SA Ltd	**193**	163	359
Metropolitan Life (Namibia) Ltd	**154**	142	296
Metropolitan Life of Botswana Ltd	**83**	44	112
	2 894	3 601	7 009

NOTE 2 - POLICYHOLDERS' BENEFITS PAID			
Individual life	**1 220**	1 224	2 425
Death and disability claims	**312**	321	634
Maturity claims	**272**	249	515
Annuities	**182**	160	325
Surrenders	**469**	503	976
Re-insurance recoveries	**(15)**	(9)	(25)
Employee benefits	**1 270**	1 223	2 068
Death and disability claims	**170**	135	287
Maturity claims	**74**	130	230
Annuities	**65**	26	89
Withdrawal benefits	**211**	260	247
Terminations	**773**	687	1 252
Re-insurance recoveries	**(23)**	(15)	(37)
	2 490	2 447	4 493
Metropolitan Life Ltd	**1 768**	1 358	2 883
Metropolitan Odyssey Ltd	**114**	107	210
CU Life Assurance Company of SA Ltd	**501**	888	1 202
Metropolitan Life (Namibia) Ltd	**81**	78	163
Metropolitan Life of Botswana Ltd	**26**	16	35
	2 490	2 447	4 493

NEW AFRICA CAPITAL GROUP RESULTS

NOTE 3 - INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders)	**6 mths to 30 June 2002** Revenue Rm	Expenses Rm	Total Rm
Health administration	148	127	**21**
Asset management	60	38	**22**
Metropolitan Asset Managers	31	20	**11**
Metropolitan Unit Trusts	9	6	**3**
Ovation	7	8	**(1)**
Investment subsidiaries	5	-	**5**
Property administration	8	4	**4**
Total income from administration business	208	166	**43**

NOTE 4 - ANALYSIS OF HEADLINE EARNINGS	**6 mths to 30.06.2002 Rm**	**6 mths to 30.06.2001 Rm**	**12 mths to 31.12.2001 Rm**
Corporate business	**40**	50	88
Metropolitan Asset Managers	**11**	8	16
Metropolitan Employee Benefits	**30**	42	75
Commercial Union Life	**3**	4	10
Metropolitan Unit Trusts	**3**	1	2
Investment subsidiaries	**(7)**	(5)	(15)
Retail business	**67**	119	128
Metropolitan Life	**65**	104	108
Metropolitan Odyssey	**(2)**	7	7
Commercial Union Life	**4**	8	13
International business	**6**	(11)	(12)
Metropolitan Namibia	**5**	(10)	(11)
Methealth Namibia Administrators	**1**	-	2
Metropolitan Botswana	**-**	(1)	(3)
Metropolitan Health Group	**11**	29	17
Shareholders	**51**	80	158
New Africa Capital	**(12)**	-	1
Investment income	**89**	85	171
Income tax	**(26)**	(5)	(14)
Headline earnings	**175**	267	379
Goodwill amortised	**(25)**	(20)	(42)
Adjustment for 90:10 rule	**9**	20	35
FSV profit per actuarial balance sheet	**159**	267	372

New Africa Capital Group Results

NOTE 5 - FUNDS RECEIVED FROM CLIENTS	Gross inflow Rm	Gross outflow Rm	6 mths Net inflow 30.06.2002 Rm	6 mths Net inflow 30.06.2001 Rm	12 mths Net inflow 31.12.2001 Rm
Metropolitan	2 302	1 768	**534**	1 728	3 030
Life	1 485	862	**623**	699	1 450
Employee benefits	873	922	**(49)**	1 030	1 592
Re-insurance	(56)	(16)	**(40)**	(1)	(12)
Odyssey	162	114	**48**	59	119
Commercial Union Life	193	501	**(308)**	(725)	(843)
Namibia	154	81	**73**	64	133
Botswana	83	26	**57**	28	77
Total premiums / claims	2 894	2 490	**404**	1 154	2 516
Health administration	1 790	1 789	**1**	141	359
Asset management	2 244	2 248	**(4)**	908	1 417
EB segregated annuities	657		**657**		
Total funds received	7 585	6 527	**1 058**	2 203	4 292

NOTE 6 - ASSETS UNDER MANAGEMENT	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
Investment assets	**30 655**	29 339	31 756
Strategic investments	**54**	64	45
Goodwill	**410**	396	375
Equipment and intangibles	**223**	183	218
Current assets and deferred tax	**1 397**	1 491	1 432
Total on-balance sheet assets	**32 739**	31 473	33 826
Unit trusts	**833**	1 221	1 020
Health administration	**1 300**	1 300	1 603
Ovation	**1 091**	872	1 018
Metropolitan Asset Managers	**5 241**	5 480	4 370
Total assets under management	**41 204**	40 346	41 837

NOTE 7 - ANALYSIS OF ASSETS BACKING GROUP NET ASSET VALUE	30.06.2002 Rm	%	31.12.2001 Rm	%
Listed equities	**2 504**	**55.9**	2 488	48.8
Foreign investments	**778**	**17.4**	1 298	25.5
Properties	**311**	**6.9**	326	6.4
Fixed interest	**143**	**3.2**	241	4.7
Money market	**198**	**4.4**	223	4.4
Intangibles	**410**	**9.1**	446	8.7
Other assets	**138**	**3.1**	79	1.5
Group net asset value	**4 482**	**100.0**	5 101	100.0
Surplus of Commercial Union Life	**767**		848	
Net asset value per actuarial statement	**5 249**		5 949	

NEW AFRICA CAPITAL GROUP RESULTS

EMBEDDED VALUE	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
Net asset value per actuarial statement	**5 249**	6 144	5 949
Adjustment for:			
Asset management	**147**	124	130
Metropolitan Health Group	**51**	184	52
New Africa Capital expenses	**(149)**		
Commercial Union Life and goodwill	**(909)**	(1 095)	(1 001)
Adjusted net asset value	**4 389**	5 357	5 130
Net value of in-force business	**2 378**	2 393	2 423
Individual life	**2 001**	1 939	1 977
Gross value of in-force business	**2 116**	2 039	2 090
Less: Cost of capital	**(115)**	(100)	(113)
Employee benefits	**377**	454	446
Gross value of in-force business	**525**	522	570
Less: Cost of capital	**(148)**	(68)	(124)
Embedded value	**6 767**	7 750	7 553
Embedded value per share (cents)	**1 012**	1 066	1 079
Adjusted net asset value per share (cents)	**656**	737	733
Number of shares in issue (million) (net of 41 million treasury shares; 31.12.2001: 28 million)	**669**	727	700

The gross value of in-force for individual life includes R72 million, which represents the discounted value of that part of the New Africa Capital expenses, which will continue to be recovered by way of policyholder charges.

EMBEDDED VALUE PER COMPANY	Net asset value Rm	Value of in-force Rm	30.06.2002 Total Rm	31.12.2001 Total Rm
Metropolitan Life Ltd	2 924	1 949	**4 873**	5 362
Metropolitan Odyssey Ltd	142	89	**231**	236
CU Life Assurance Company of SA Ltd	208	195	**403**	396
Metropolitan Life (Namibia) Ltd	130	109	**239**	210
Metropolitan Life of Botswana Ltd	67	36	**103**	110
Metropolitan Health Group	299	51	**350**	330
Asset management	91	147	**238**	209
New Africa Capital (after consolidation adjustments)	621	(149)	**472**	853
Goodwill	(142)		**(142)**	(153)
Total embedded value	4 340	2 427	**6 767**	7 553
Adjustment for Commercial Union Life and goodwill	909			
Net asset value per actuarial statement	5 249			

NEW AFRICA CAPITAL GROUP RESULTS

ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	MHG & Asset management Rm	Balance of group Rm	30.06.2002 Total Rm	31.12.2001 Total Rm
Profit from new business	31	17	**48**	165
Point of sale	30	16	**46**	154
Expected return to end of period	1	1	**2**	11
Profit from existing business	(3)	(2)	**(5)**	254
Expected return	26	179	**205**	443
Experience variance – economic	(5)	(108)	**(113)**	(36)
Experience variance – non-economic	(24)	(73)	**(97)**	(153)
Embedded value profit from operations	28	15	**43**	419
Investment return on net worth		(260)	**(260)**	213
Capital gains tax				(138)
Changes in assumptions – economic	(9)	(30)	**(39)**	60
Changes in assumptions – non-economic	(2)	(119)	**(121)**	(25)
Exchange rate movements		(3)	**(3)**	15
Total embedded value profit	17	(397)	**(380)**	544
Capital raised		14	**14**	128
Dividend		(161)	**(161)**	(108)
Share buy-back and share issue costs		(259)	**(259)**	(258)
(Decreases)/increase in embedded value	17	(803)	**(786)**	306
Return on embedded value (%)			**(10.1)**	7.5

VALUE OF LIFE INSURANCE NEW BUSINESS	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Individual life	**16**	(4)	(16)
Gross value of new business	**20**	0	(9)
Less: Cost of capital	**(4)**	(4)	(7)
Employee benefits	**14**	41	63
Gross value of new business	**18**	44	72
Less: Cost of capital	**(4)**	(3)	(9)
Metropolitan Advisory and Retail Services	**(14)**	-	(22)
	16	37	25

GROUP INDIVIDUAL LIFE SOURCE OF NEW BUSINESS	30.06.2002		31.12.2001	
	APE %	Total %	APE %	Total %
General intermediary channel	**14**	**19**	30	39
Direct writers	**36**	**31**	47	43
Direct mail and telemarketing	**37**	**19**	16	7
MARS – since July 2001	**13**	**31**	7	11

NEW AFRICA CAPITAL GROUP RESULTS

VALUE OF NEW BUSINESS PER COMPANY	6 mths to 30.06.2002 Gross Rm	Cost of capital Rm	Net Rm	12 mths to 31.12.2001 Net Rm
Metropolitan	35	(6)	29	44
Life	17	(3)	14	(20)
Employee benefits	18	(3)	15	64
Metropolitan Odyssey	(4)	-	(4)	(8)
Metropolitan Namibia	3	(1)	2	5
Metropolitan Botswana	3	-	3	6
Metropolitan Advisory and Retail Services	(14)		(14)	(22)
	23	(7)	16	25

VALUE OF NON-LIFE NEW BUSINESS	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Metropolitan Health Group	3	109	83
Asset management	27	29	46

NEW BUSINESS PREMIUMS	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Recurring premiums			
Individual life	289	252	484
Gross premiums	334		582
Lapses from inception	(45)		(98)
Employee benefits	68	71	155
	357	323	639
Single premiums			
Individual life	430	560	1 033
Employee benefits	477	1 131	1 958
	907	1 691	2 991
Annual premium equivalent (APE)	448	492	938
Lapses as a % of gross premiums	13.5		16.9

VALUE OF NEW BUSINESS PREMIUMS AS A % OF ANNUAL PREMIUM EQUIVALENT (APE)	Value of new business Rm	APE* Rm	Margin %
Individual life	16	332	4.8
Employee benefits	14	116	12.1
Total	30	448	6.7

** APE represents new recurring premiums (net of lapses at inception plus 10% of single premiums.*

NEW AFRICA CAPITAL GROUP RESULTS

VALUATION OF NON-LIFE SUBSIDIARIES		Value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	- share	53	147	**200**
	- loan	38		**38**
Metropolitan Health Group	- share	-	51	**51**
	- loan	299		**299**

PRINCIPAL ASSUMPTIONS	30.06.2002 %	30.06.2001 %	31.12.2001 %
Pre-tax investment return			
Equities	**14.3**	13.3	13.8
Properties	**14.3**	13.3	13.8
Government stock	**12.3**	11.3	11.8
Cash	**10.3**	9.5	9.8
Risk discount rate	**15.8**	14.8	15.3
Investment return (before tax) – smoothed bonus	**13.7**	12.7	13.2
Expense inflation rate	**8.5**	8.5	8.5

LIFE BUSINESS: SENSITIVITY OF THE IN-FORCE VALUE AND THE VALUE OF NEW BUSINESS – 30 June 2002		Change in base value of: In-force business %	New business %	Notes
1%	Increase in risk discount rate	**(5.0)**	(23.1)	(i)
1%	Reduction in risk discount rate	**5.5**	26.6	(i)
10%	Reduction in per policy expenses	**6.1**	65.0	(ii)
1%	Reduction in expense and salary inflation	**1.8**	11.7	(ii)
10%	Reduction in policy discontinuance rates	**1.5**	19.0	
10%	Reduction in mortality, morbidity and medical rates	**14.2**	123.6	(ii)
1%	Increase in the assumed investment return	**7.7**	15.4	(iii)
10%	Increase in the premium indexation take-up rate (from 70% to 80%)	**1.6**	14.2	
1%	Increase in risk discount rate impact on cost of car	**(1.9)**		(iv)
1%	Reduction in risk discount rate impact on cost of car	**2.3**		(iv)
10%	Increase in the number of new business		48.5	
Base value before cost of CAR (rand million)		**2 641**	24	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risk associated with the realisation of the future profits of New Africa Capital and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

(iv) A change in the risk discount rate also has a noticeable effect on the cost of holding the required CAR levels. Other sensitivities above are shown before cost of CAR.

NEW AFRICA CAPITAL GROUP RESULTS

STOCK EXCHANGE PERFORMANCE	6 mths to 30.06.2002	6 mths to 30.06.2001	12 mths to 31.12.2001
Value of shares traded (rand million) *	**1 193**	1 050	2 472
Volume of shares traded (million) *	**167**	115	273
Shares traded (% of total shares in issue)	**49.9**	31.6	39.0
Trade prices (cents per share)			
Highest	**902**	1 060	1 060
Lowest	**520**	765	650
Last sale of period (closing)	**630**	956	800
Price/headline earnings ratio	**12.28**	13.00	15.24
Dividend yield % (dividend to listed shares)	**5.56**	3.24	4.38
Total shares issued (million)			
Listed	**634**	694	667
Ordinary shares *	**628**	683	661
Share incentive scheme	**6**	11	6
Unlisted	**35**	33	33
Share purchase scheme	**35**	33	33
Total	**669**	727	700
Market capitalisation at period-end (rand billion)	**4.21**	6.95	5.60

* Net of 20 million shares acquired and cancelled for R149 million and 13 million treasury shares acquired for R110 million in 2002. (2001: Net of 28 million treasury shares acquired for R234 million)

UPDATE

NEW AFRICA CAPITAL

October 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

For your interest, a news release that is being distributed to the media follows.

Analysts can also fight HIV/AIDS says Metropolitan

There are no inevitabilities regarding the HIV/AIDS epidemic and influencing the course of the epidemic makes good business sense said Stephen Kramer, Head of the Metropolitan AIDS Research Unit at a conference recently.

Addressing investment analysts at the Southern African Markets Conference in Livingstone, Zambia, Kramer in his paper titled 'HIV/AIDS - averting a crisis' said that investment analysts had a huge role to play in managing AIDS at the level of the decision maker.

"Business has the power to facilitate the prevention of new HIV infections as well as influence the health management of HIV infected employees. Analysts should require that companies disclose their HIV prevalence and make AIDS an investment issue, particularly at the level of government. Analysts and investors need to ask appropriate questions about workplace programmes and in this way could ensure that AIDS is a strategic imperative in the companies they invest in.

"Analysts should be asking what employee programmes have been implemented to facilitate prevention - is voluntary counselling and testing offered; does treatment include anti-retrovirals and the management of opportunistic infections; what is the company doing to eradicate discrimination, stigma and fear; and how are the rights of workers to confidentiality being upheld? They need to ask whether the company's risks to markets have been assessed and what is the extent of growth in its market size and the nature of their market's spending patterns. Analysts should also find out how the company's suppliers are addressing the issue".

Kramer said that the relationship between HIV and business is a two-way one and those who fail to manage HIV will suffer the greatest losses.

"Business is the ideal context for intervention since the workforce is a captive audience, existing skills and infrastructure can be used, and an organisational structure exists which means that the issue could be championed at all levels."

"HIV impacts on business through escalating costs due to an increase in disability and deaths, shrinking markets and bad debts as a result of AIDS. The economic impact of AIDS on consumer markets has a three-fold effect. These include shifting spending patterns, replacement or absolute loss of sick or dying workers and some households could lose all their income. It is clear that AIDS will have a catastrophic effect on poorer households, resulting in a reduced growth in markets," Kramer commented.

Kramer explained that although the impact on the country's Gross Domestic Product is expected to be smaller than the impact on the population, this would be accompanied by ever-widening income inequality, loss of skilled people, and instability in social and economic environments. "The common result predicted would be a swing from labour to capital intensive production, which inevitably perpetuates unemployment and poverty rather than relieving either," he said.

"Concerted action by committed individuals, communities and companies can change the course of the epidemic at any time. There is nothing inevitable - the future depends on our actions now," concluded Kramer.

end

Contacts:	**Gillian Nur Samuels, Information and Research consultant** **Metropolitan Aids Research Unit,** **021 940 6717 / 083 680 4485** **nsamuels@metropolitan.co.za**
	Stephen Kramer, Head of the Metropolitan Aids Research Unit **082 411 8633 / (021) 940 5177**
Website:	**www.metropolitan.co.za/ www.redribbon.co.za**

16

2002-10-07 17:00:46
New Africa Capital Limited - Dealing In Securities By Director
New Africa Capital Limited
Alpha code: NAC
ISIN No: ZAE 000033361
In accordance with the requirements of paragraphs 3.72 to 3.75 of the JSE Securities Exchange South Africa Listing Requirements, the following transaction should be noted:

Director	:	Mr. A M Sithole
Date of transaction	:	4 October 2002
Price	:	R5-45
Amount	:	11 000
Class	:	Ordinary
Nature of transaction	:	Purchase
Extent of interest	:	Direct

Date: 07/10/2002 05:00:00 PM Produced by the JSE SENS Department

03 NOV 14 AM 7:21

17

2002-10-22 11:49:27
New Africa Capital Limited - Dealing In Securities By Director
New Africa Capital Limited
Alpha Code: NAC
ISIN No: ZAE 000033361

In accordance with the requirements of paragraphs 3.72 to 3.75 of the JSE Securities Exchange South Africa Listing Requirements, the following transaction should be noted:

Director	Mr P R Doyle
Date of transaction	21 October 2002
Price	R5-40
Amount	40 000
Class	Ordinary
Nature of transaction	Purchase
Extent of interest	Direct

Date: 22/10/2002 11:48:00 AM Produced by the JSE SENS Department

03 NOV 14 AM 7:21

UPDATE

NEW AFRICA CAPITAL

October 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Metropolitan takes transfer of CU Life

New Africa Capital (NAC), the holding company for the Metropolitan businesses, announced today (1 November) that it is taking the next step in consolidating its life insurance operations, by transferring the insurance business of CU Life into Metropolitan Life. The transfer is expected to be complete by the year-end, once all the regulatory approvals, including those from the Financial Services Board (FSB) and the High Court, are obtained.

Peter Doyle, group chief executive of NAC, points out that the process began when the group purchased CU Life at the end of 1998. "Initially the focus of the integration was operational, with the administration of the life and employee benefits portfolios of CU Life being transferred to Metropolitan Odyssey and Metropolitan Employee Benefits respectively. In addition, staff numbers have been rationalised, with remaining staff members transferred to Metropolitan contracts, and the full suite of support services required by CU Life now being provided by the group's own support units. Resolving some of these operational issues proved to be more challenging than we had anticipated when we first looked at the company, but with these out of the way, we can move on to simplifying the legal structure."

NAC itself grew out of the restructuring of Metropolitan Life at the end of 2001 after the termination of merger discussions between NAIL, Sanlam and Metropolitan earlier that year.

"One of our primary concerns is to make sure that the interests of transferring policyholders are protected, so CU Life's assets and liabilities will initially be transferred into a separate sub-fund

within Metropolitan. The "ninety-ten rule", which deals with how profits made by CU Life are divided between policyholders and shareholders, will continue to apply to this sub-fund, but not to the rest of our business," says Doyle.

"Once the transfer is bedded down, we can move on to the final step in the process, which is quantifying the inherited estate and deciding how it should be equitably distributed to policyholders and shareholders. Once again, the interests of policyholders must be protected, and be seen to be protected, and we have agreed with the FSB that we will not implement any further integration of the businesses without first obtaining their approval."

END


UPDATE
NEW AFRICA CAPITAL

November 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Smoothed bonus / guaranteed fund business

Metropolitan is currently one of the biggest providers of smoothed bonus/guaranteed fund business in South Africa. The group has a long and proud track record of managing this particular type of business, where products are known as smoothed bonus products in the individual life arena, and as guaranteed fund products in the employee benefits arena. On the individual life side, the group's involvement stretches back some 25 years, while on the employee benefits side one is looking at a timeframe of close on 20 years.

Being acutely aware of the needs of risk-averse clients, Metropolitan is a strong advocate of products of this nature for people with long-term savings objectives, specifically those investing for retirement and looking for real returns, ie returns above the rate of inflation. The products are ideal for investors not wishing to become actively involved in managing their exposure to investment market volatility, but wanting to enjoy a return that they can be sure will not be significantly reduced by such volatility at the time the money becomes payable.

Rather than run the risk of losing a substantial portion of the value of their assets due to market fluctuations, they choose to pay a small annual premium to insure against this possibility. In other words, they pay what is known as a smoothing fee for the assurance that the value of their assets will not have dropped dramatically at the time when their contract expires, or when they need a benefit to be paid out. This is merely a case of applying the same principle underlying traditional life insurance to investment performance: replacing a large potential loss in the event of a market crash, for which one cannot make financial provision, with a small certain cost on an annual basis, for which one can budget.

Smoothing of investment returns

Thanks to the process known as smoothing, returns on these products are spread as evenly as possible over years of outstanding, acceptable, indifferent and poor investment performance. In this way, both the upside and downside potential of investments is limited over extended timeframes. In respect of smoothed bonus products, the smoothing periods are usually five years or less, while for guaranteed fund products the periods are typically up to ten years. By stabilising returns in this way, timing-related risks can be largely eliminated, with the impact of even the most severe market fluctuations being significantly reduced, although not completely negated.

It is, however, important not to confuse this type of smoothing with the practice of providing clients with long-term guaranteed minimum rates of investment return.

Differences between individual life and employee benefits contracts
There are several significant differences between individual life and employee benefits contracts that should be borne in mind from the outset. Because the former are mainly longer duration, recurring premium contracts, the lion's share of individual life premium income is received on a monthly basis over protracted periods of time, which means that there is little selection against the underwriting company based on its funding level. Given the stable nature of these contracts, mass terminations are unlikely ever to be a factor. Employee benefits contracts, on the other hand, tend to have shorter terms and are often single premium based. Bulk terminations are a relatively frequent occurrence and stringent termination conditions are therefore incorporated in the contracts from the outset.

Smoothing in respect of both individual life and employee benefits products is effected by way of bonus declarations.

On the individual life side, Metropolitan Life provides for an interim and a final bonus each year, declared annually in advance and annually in arrears respectively. The interim bonus is non-vesting in nature while the final bonus has a vesting and a non-vesting component and overrides the interim bonus that applied prior to its date of declaration.

In respect of employee benefits business the declaration conditions vary from product to product. Generally, the interim bonus is declared monthly in advance, and is fully vesting in nature. Effectively, the monthly interim bonus amounts constitute a major part of the guarantees that investors enjoy.

The final bonus is declared half-yearly – on 30 June and 31 December each year - in arrears. This reduces the time that Metropolitan Employee Benefits investors have to wait for notification of their investment returns; all other guaranteed funds declare their final bonuses annually in arrears, several weeks after the close of the reporting period. The extent to which final bonuses vest also varies from product to product; they can be fully vesting or contain a vesting and non-vesting component.

For both individual life and employee benefits business, a vesting bonus, once it has been declared, cannot be removed in the event of maturity, death or lump sum disability claims.

The amount(s) allocated for investment purposes and all vesting bonuses are guaranteed for as long as the smoothed bonus/guaranteed fund contract remains in force. If, however, investors choose to surrender or terminate the contract prior to the expiry thereof, they are breaking the terms of the contract and market-related adjustments, which are provided for in the contract, are implemented.

Surrender and termination are in the final analysis voluntary options that investors themselves elect to exercise. Under extreme circumstances - for example should they decide to surrender or terminate during or shortly after a particularly severe market depression - market-related adjustments could mean that they would get out less than they had put in.

Long-term investments
It should always be borne in mind that smoothed bonus/guaranteed fund products were never intended to provide investors with the greater of money or equity market returns in the short term. Nor were they designed to offer investors favourable terms in the event of surrender or early termination. Once this is clearly understood, the concepts of long-term smoothing and market-related adjustments on premature exit make perfect sense, being entirely consistent with the objectives of such products.

Declaring bonus rates
Metropolitan's actuaries make proposals regarding bonus rates to the boards of directors of the various life companies within the group and thereafter to the board of New Africa Capital, the holding company for the Metropolitan businesses. The latter board has the final say.

When considering what bonus rate to recommend, the actuaries assess the actual performance of the underlying investment portfolio, and make assumptions about future performance based on a broad spectrum of macro- and micro-economic and socio-political factors. They are then in a sufficiently well-informed position to determine what proportion of the returns earned in a particular period should be distributed by way of a bonus, and how much, if any, should be withheld in the form of a bonus stabilisation

reserve (BSR). The nature (positive or negative) and exact size of the BSR is always dependent on how bullish/bearish investment markets have been, and on the level of the bonuses declared to date.

For example, in cases where the markets have been strongly bearish, there may not be sufficient money already set aside to achieve the desired level of smoothing, and a negative BSR could become necessary. It is to be expected that this will happen from time to time given normal investment market fluctuations. For example, Metropolitan had a negative BSR after the stock market crash in 1998, and again this year. Due to the unusually turbulent investment market conditions experienced during the interim reporting period, the most recent bonus calculation process resulted in a negative BSR of R625 million across all the funds in the group as at 30 June 2002.

Metropolitan's business model
Ideally, insurers active in the smoothed bonus/guaranteed fund arena strive to maintain a funding level in excess of 100%. However, given that major market fluctuations can and do occur, Metropolitan's business model is able to accommodate a funding level of down to 90% and below in the short term. However, if the funding level were to decline to below 90% and was not expected to recover soon, aggressive action would be taken to restore the funding level by making use of the more drastic measures outlined below.

Policy conditions, in the form of the market value adjustment clauses mentioned above, protect bridging capital provided by Metropolitan in that policyholders are discouraged from selecting against the group at times when policy values are being underwritten by this capital. When an individual life policy is surrendered, or an employee benefits policy terminated, the investor receives the lower of the book value (amount invested plus accumulated bonuses) and the market value. For employee benefits business, Metropolitan usually reserves the right to pay out the policy proceeds over a period of ten years instead of in a lump sum. In instances where retirement fund members enjoy individual investment choice, switches from one investment portfolio to another are also effected at the lower of the two values.

Under normal circumstances, when the investment markets recover fairly quickly, subsequent bonus(es) are declared at a rate lower than the market return and the negative BSR is reduced until eliminated. In this way, bridging capital provided by Metropolitan is never used and excess benefit payments made during the downturn are recovered out of subsequent bonuses.

Given the recovery capacity of investment markets, and the ability of Metropolitan to limit any draw down of bridging capital, the risk of loss of capital to the group, while it exists, is actually negligible. Metropolitan employs asset/liability modelling techniques to monitor, on an ongoing basis, the probability of the loss of capital and the appropriateness of the charge being levied in respect thereof, with any necessary adjustments being made immediately.

Bonus stabilisation reserves and the FSB
In terms of FSB practice, a life insurer has a rolling three-year cycle in which to reinstate its bonus stabilisation reserve to a positive position.

Metropolitan can and does take various steps to speed up the reinstatement process. Bonus rates can be cut, market-related adjustments can be applied on surrender and early termination, asset allocation strategies can be amended and, as a last resort, non-vesting bonuses can be removed altogether. Depending on the quantum of the negative reserve with which the group is dealing, the steps are implemented sequentially or simultaneously. Given that the removal of non-vesting bonuses is the most radical of these measures, Metropolitan will always do its best to avoid it, and has thus far been successful in this regard.

For example, as soon as the current negative bonus stabilisation reserve arose, Metropolitan cut its bonus rates. For individual life business the half-yearly interim bonus rate was reduced from 9% to 7%. In respect of employee benefits business the monthly interim bonus rate was decreased from 0.9% to 0.3%. Under exceptional circumstances, for example if South Africa were to enter a protracted bear market, it could be taken down to 0%. To date, Metropolitan has also managed to avoid having to take such radical remedial action.

After cutting its bonus rates, Metropolitan immediately applied the prescribed market-related adjustments for premature exit in order to reduce the chances of anti-selection by investors. It must be remembered that

market-related adjustments do not penalise investors to the extent that they receive what the underlying assets are worth.

There is, of course, no need to apply anti-selection provisions in respect of maturity, disability and death claims as these are fully catered for in the mortality and morbidity assumptions in asset liability modelling when both individual life and employee benefits business is underwritten.

The management of negative BSRs
Negative BSRs have arisen in the past as a result of severe market declines such as the stock market crashes of 1987 and 1998. Metropolitan has successfully demonstrated its ability to manage its way out of such situations by immediately applying one or more of the remedial steps outlined above. In all instances funding levels were restored well within two years. In addition, the reinstatements were effected without negatively affecting returns in the long term. The group's proven track record in this regard is a major confidence booster for existing and prospective investors.

The principle of cross-subsidisation from one bonus generation to the next, the foundation upon which the concept of smoothing is built, has caused complications in the past, and will doubtless give rise to similar challenges in the future. The debate revolves around a single question - at what stage do the inequities inherent in the cross-subsidisation process become unacceptable? In other words, at what point, if ever, does it become necessary to create what is known as a new bonus series so that investors can once again start off on an equal footing?

Metropolitan leads the way
Metropolitan was the first of the major life insurers to establish a new bonus series for its employee benefits guaranteed fund business after the stock market crash of 1998. Investors applauded the group's proactiveness.

Market forces eventually drove both Old Mutual and Sanlam to emulate Metropolitan. The concept of creating a new bonus series has since become generally accepted practice amongst leading managers of guaranteed fund business given that it enhances the credibility of the smoothing process. It means that existing business can be ring-fenced and given time to recover while simultaneously making it attractive for new money to be invested in the new bonus series. Once the old and the new bonus series are back in line with respect to funding levels, they can again be merged into one, as has been the case with the 1998 series.

Thanks to its skill in managing smoothed bonus/guaranteed fund business – demonstrated time and again over the years – Metropolitan has one of the most stable bonus histories in the SA life insurance sector.

Metropolitan's track record
Metropolitan Life declared bonus rates for the 2001 financial year of 11% and 12% for taxable and non-taxable business respectively, well in excess of inflation and comparable to the top rates of competitors across the life insurance sector. In addition, the company has a well-established history of outperforming competitors over the past five and ten years, by substantial margins in most instances.

Metropolitan Employee Benefits' history in respect of bonus declarations is just as proud. It is particularly interesting to note that the Guaranteed Growth Fund achieved a return of 15.3% compound for the period l January 1983 (inception) to 31 December 2001 compared with the consumer price index for the same period of 8%. This means that it has outperformed inflation by 7.3% over the past 19 years. It has also achieved remarkably consistent returns within a 13.8% band, ranging from 8.0% to 21.8%.

On the disclosure front, Metropolitan investors are given the assurance that the assets and liabilities backing smoothed bonus/guaranteed fund business are carefully matched, and that the assets are allocated to clearly ring-fenced, or dedicated, investment portfolios.

It is also made clear that volatility is reduced by distributing assets across a balanced spread of asset classes and a well-diversified selection of stocks within those classes. Additional precautionary steps, such as hedging equity downside, are taken when deemed necessary. Investment portfolios are structured with the requisite degree of flexibility, in the form of liquidity, to facilitate smoothing. For this reason, strategic shareholder investments, which are often subject to severe external constraints, are deliberately excluded.

Disclosure
In line with its commitment to sound corporate governance, and its desire to demystify the smoothing process in the interests of investors, Metropolitan, with Metropolitan Employee Benefits leading the way, is making an ongoing effort to improve disclosure. For several years now the group has made public the nature (positive or negative) and exact size of its BSR for individual life and employee benefits business combined – in which respect it is unique in the insurance industry. However, this pioneering practice is presently under review, given that the failure of peers to follow suit can make it difficult for the group to compete effectively.

Currently Metropolitan Employee Benefits also discloses, at each final bonus declaration date, whether or not its guaranteed fund business is fully funded, ie whether the fund is in surplus or deficit. At the same time it publishes a list of all shares that represent more than 5% of the total value of the guaranteed portfolio. Both of these departures from industry norms will be continued.

As one of the foremost, if not the pre-eminent, managers of smoothed bonus/guaranteed fund business in the country, Metropolitan intends to continue refining this type of product in line with market demands and member needs. Consequently, the group has good reason to believe that it will retain its dominant position in this market.

Given its outstanding track record in managing this type of business, Metropolitan also has every confidence that it will enjoy ongoing success in this arena. Despite the fact that negative BSRs are to be expected when market conditions are depressed, experience has taught Metropolitan management that it is right to be confident that such business can still be underwritten profitably.

END


UPDATE
NEW AFRICA CAPITAL

November 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New in-force business

The group new business figures for the nine months ended 30 September 2002 are shown below. The basis used is consistent with that used in the embedded value calculation. Policies are included from the date that they become in force as opposed to the date on which they are concluded (the latter is normally referred to as production figures). There can be a delay of up to three months between these two dates.

NEW BUSINESS PREMIUMS	# Q1 Mar-02 Rm	# Q2 Jun-02 Rm	# Q3 Sep-02 Rm	Quarter ave for 2001 Dec-01 Rm
Recurring premiums	**170**	**187**	**216**	**160**
Individual life	154	135	144	121
Gross premiums	180	154	165	146
Lapses at inception	(26)	(19)	(21)	(25)
Employee benefits	16	52	72	39
Lapses as a % of gross premiums	14%	12%	13%	17%
Single premiums	**414**	**493**	**855**	**748**
Individual life	202	228	262	258
Employee benefits	212	265	593	490
Total	584	680	1 071	908
APE	211	236	302	235

 # Provisional new business premiums, subject to adjustment at the year-end valuation.

Individual life business

Recurring new business premium income net of lapses at inception has improved 7% over the previous quarter. This was primarily the result of a 7% increase in gross business, and a significant reduction in lapses at inception.

The continuation of an improvement in the lapse experience at inception is encouraging and management is confident now that *Predict*, the lapse predictor tool for excluding potentially high lapse rate business, has been rolled out to all branches, a further improvement in the lapse experience can be expected.

Early indications are that as a result of the introduction of *Predict* approximately 2% of new business applications are rejected outright, with a further 10% of business being accepted with commission on an "as and when" basis over the first 12 months of the contract.

The improvement in single premium business is very pleasing and is further proof of the continued progress made by the group over the quarter.

The number of ordinary recurring premium business policies sold during the reporting period was on a par with that of 2001. There has, however, been a 10% increase in the premium size.

Employee benefits business

Employee benefits new premium inflows improved significantly in the third quarter, with new recurring premiums showing a healthy 38% increase. In addition, on-balance sheet single premiums showed an increase of 124% over the second quarter. A significant portion of the unit's bulk pension annuity business this year has been written through special purpose vehicles. Such arrangements have added R765m to single premium inflows this year which, if taken together with the on-balance sheet amounts, total R1 835m for the 9-month period, representing a 25% increase over the 2001 equivalent.

Conditions in the employee benefits market have been adversely affected by the uncertainty that has persisted for almost a year now around the implementation of last December's surplus legislation. The delays in the finalisation of the Regulations to the Act and FSB implementation guidelines have considerably slowed activity in the industry.

The continued generation of improved employee benefits new business volumes is therefore particularly gratifying, and is in no small measure the result of an outstanding track record of developing practical and creative solutions to client requirements. This, together with unparalleled empowerment credentials, continues to bode well for future performance.

Reduction in expenses

When we released our 2001 annual financial results, we made a commitment to our shareholders that we would reduce the 2001 actual expenses for life administration costs across the group by R50 million in the 2002 financial year.

By 30 September we had made significant inroads in trimming expenses despite the many challenges with which we were confronted during the first nine months of the year. With the

exception of Metropolitan Life and Metropolitan Advisory & Retail Services (MARS), all the businesses achieved their cost cutting targets over the nine months.

Metropolitan Life incurred a R 7 million abnormal software write-off.

MARS has undertaken an aggressive restructuring exercise to reduce its cost base by a significant amount. This distribution channel now forms part of the new Metropolitan retail structure, with its executive team having been streamlined through the redeployment or retrenchment of several of the most senior members with effect from 1 November. In total, R 5 million in unforeseen once-off expenses were incurred during this process.

The restructuring of MARS holds many future benefits for the group as it allows for better alignment within the Metropolitan retail business cluster.

In the light of the two abnormal items referred to above (R12 million), the expected expense reduction is now projected to be in the range of R40 – R50 million. To achieve this will necessitate a concerted effort, especially bearing in mind that Metropolitan Employee Benefits, Namibia, Botswana and International, as growing businesses, are incurring additional expenses on an ongoing basis and the additional R17 million invested in project GoldRush.

END


UPDATE
NEW AFRICA CAPITAL

November 2002

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New Africa Capital facilitates equity partnership between Metropolitan Namibia and Namibian empowerment consortium, Pinnacle

New Africa Capital, holding company for the Metropolitan businesses, has facilitated the sale of a 20% stake in its wholly owned subsidiary, Metropolitan Namibia, to a Namibian empowerment consortium known as Pinnacle, one of the foremost empowerment groupings in that country.

Peter Doyle, group chief executive of New Africa Capital, announced the details of the deal at a gala function in Windhoek yesterday (Tuesday 19 November).

"The Pinnacle transaction is very much in line with our stance on genuine, ie broadly-based, empowerment. While we acknowledge the importance of issues relating to ownership and control, we believe that matters such as employment equity, equity procurement, training and development and corporate social involvement are equally as significant," says Doyle.

Guest of honour at the function Nangolo Mbumba, the Namibian minister of finance, gave the transaction the government's blessing, welcoming what he described as a "win-win situation" for both the company and the country, especially those of its citizens requiring financial products and services.

New Africa Capital has also given Pinnacle an undertaking that a further 10% of the shares in Metropolitan Namibia will be made available to them once they have obtained the financial backing needed to acquire this second tranche.

"Taking into account the price at which the shares were bought and the repayment timing on the loan funding the transaction, Pinnacle has effectively purchased the stake at a substantial discount to the embedded value of Metropolitan Namibia," points out Doyle.

Pinnacle has four major stakeholders, all of which are influential empowerment players in their own right: Kumwe (50%), Pamue (35%), Nawegro (10%) and Ondjupa (5%).

Kumwe was founded with the declared intent of 'pulling together' on behalf of historically disadvantaged Namibians. Pamue is well established in asset management circles in Namibia

while Ondjupa is primarily an investment holding company. Both have a strong focus on furthering the interests of small and medium enterprises. Nawegro is one of the country's most powerful women's organisations.

"Prominent Namibian businessmen and women in all four of our shareholder groups are committed to utilising their networking abilities and considerable personal influence to promote Metropolitan Namibia," says Pinnacle shareholder Dr Victor Tonchi.

In terms of the contract Pinnacle is locked in for a long-term relationship, committed to foregoing any similar deals or embarking on any competitive undertakings. Metropolitan Namibia is, however, relying on them for more than passive compliance. The expectation is that they will be out there in the marketplace, actively supporting Metropolitan in whatever way possible.

Pinnacle have expressed themselves willing and able to enlist the support of other black empowerment groupings, as well as community-based organisations, associations and trade unions operative within Metropolitan Namibia's specific target markets (nurses, teachers, women and the youth amongst others).

Apart from the obvious business benefits, New Africa Capital welcomes the strong ripple effect that this will have, extending the scope of the transaction progressively and facilitating the ongoing expansion of Metropolitan Namibia's role in black economic empowerment initiatives in Namibia.

A unique feature of the deal is that 2.5% of the 20% stake will be held in trust, with the dividend flow being allocated specifically to corporate social involvement projects aimed at the upliftment of disadvantaged communities.

In support of the empowerment objectives of the deal, the contract contains a special clause stipulating that black Namibians must at all times own a significant majority of the beneficial shareholding. To achieve as broad a shareholder base as possible, a restriction has also been placed on the number of beneficial shares held by any one individual.

From the outset, Pinnacle will enjoy board representation in line with its ultimate shareholding of 30%. The intention is that the directors nominated by them, as partners in the empowerment alliance, will make a meaningful contribution to strategic deliberations at board level, adding real value across all areas of Metropolitan Namibia's business.

The board of the reconstituted Metropolitan Namibia comprises a majority of Namibians, with one of the three executive directors, all of whom are Namibians, being a woman, a gender empowerment first in the Namibian life insurance industry.

The fact that the business objectives of Metropolitan Namibia and Pinnacle are closely aligned will give the alliance further impetus. Establishing a culture of capital investment and share ownership amongst black Namibians, addressing economic imbalances in Namibian society and creating employment and training opportunities are just three of the aims with which they both identify.

The two also espouse similar codes of business ethics and values, with integrity and a striving for business excellence well to the fore.

According to Leeba Fouché, managing director of Metropolitan Namibia, his company and Pinnacle are aiming to be amongst the pacesetters in the sphere of corporate governance, not only in the Southern African region, but throughout Africa.

END


UPDATE
NEW AFRICA CAPITAL

January 2003

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Metropolitan Life receives excellent first-time rating from Global Credit Ratings

Metropolitan Life Limited, the leading life insurance company in the New Africa Capital (NAC) financial services group, was recently awarded a claims paying ability of AA- (double A minus) by international rating agency Global Credit Ratings (GCR).

This was the first time that the company had applied for an official rating, a decision prompted by a desire to obtain verification of its credit standing from an autonomous, universally recognised body. Its intention was to secure financial peace of mind for its customers in the current highly volatile economic climate.

The AA- rating ranks Metropolitan Life's claims paying ability as "very high". This means that the company's individual life and employee benefits policyholders, as well as the intermediaries representing them, can rest secure in the knowledge that the risks assumed by Metropolitan Life are modest, although these may vary slightly over time due to changing economic and underwriting circumstances.

Derek Pead and Abel Sithole, respectively head of the retail and the corporate business cluster within Metropolitan Life Limited, are delighted that the company has measured up to the international financial soundness standards applied by GCR during their exhaustive investigations.

"While the costs associated with an assessment of this nature are not inconsiderable, for us it is money well spent. It is most reassuring for the guardians of public savings, such as the trustees of pension and provident funds, as well as individual fund members and our entire retail customer base, to have independent confirmation that Metropolitan has world-class financial protection measures in place," says Sithole.

"We are in the business of being trusted to protect as well as to grow wealth. It is therefore a major confidence booster for all concerned to have the assurance that any financial risk to which they are exposed, is modest, thanks to financial safeguards of global calibre."

Sithole also points out that "in the developing world official ratings are not yet in as much demand as they are in the developed world. Metropolitan, given its world-class aspirations and strong African roots, is proud to be amongst the first life assurers in the country, and on the continent, to have had its claims paying ability assessed by outside experts."

Metropolitan Odyssey, the second and considerably smaller of the two South African based life companies in the NAC group, was awarded an A rating by GCR, in terms of which its claims paying ability ranks as "high". This indicates that its financial protection factors are above average despite its relative lack of size.

END


UPDATE

March 2003

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New Africa Capital's turnaround accelerates as focus sharpens

- All aspects of New Africa Capital's (NAC) operational performance for the financial year ended 31 December 2002 showed a marked improvement.

- The upturn that was apparent at interim results stage was not only sustained, it gained impetus as the group's delivery on promises made to stakeholders picked up speed over the 12 months.

- NAC promised four things: reduced costs; improved quantity and quality of new business; enhanced profitability; and revitalised investment performance.

- As a result of a strong emphasis on cost reduction across the group, administration expenses in both the life and non-life companies decreased to below the previous year's levels. The former declined by 4%, including growth-related costs, while the latter were 11% down.

- New recurring premium insurance business was up 33%, although single premium insurance business declined. The average premium equivalent (APE), a figure comprising net new recurring insurance premiums plus 10% of single premiums, increased by 17%.

- The improvement in new business APE accelerated from quarter to quarter, rising from R211 million in the first quarter to R236 million in the second, R302 million in the third and R347 million in the fourth.

- The embedded value of new life insurance business, which is calculated half-yearly, has also moved consistently upward: from -R12 million in the second half of 2001, to R16 million in the first half of 2002, to R52 million in the second half of 2002. This gives NAC an embedded value total of R68 million for 2002.

- Overall, the embedded value of new life insurance business written by NAC, at R 68 million for the full 2002 financial year, was 172% higher than in 2001, resulting in improved new business profit margins.

- "We are greatly encouraged by the strides we have made, but acknowledge that there is still a lot of work to be done for us to equal, and ultimately exceed, the profit margins achieved by our competition," says group chief executive Peter Doyle.

- Thanks to the improved new business production, which was the case across all four of the group's business clusters (retail, corporate, health and international), NAC once again achieved a positive cash flow from clients. "At R2.8 billion, our positive cash flow bucks industry trends, weighting comparisons with larger competitors heavily in our favour," points out Doyle.

- All four business clusters were profitable, and all achieved higher operating profits than in 2001. In this regard, the performances of retail and health were particularly impressive, with upswings of 33% and 29% respectively. Corporate rose some 7%, while international recorded a first-time profit of R13 million.

- Core headline earnings per share showed a 5% increase to 55 cents, boosted by the increased earnings from the clusters but tempered by increased taxation. A total dividend per share of 38 cents was declared, 9% higher than in 2001, resulting in a final dividend for the year of 28.5 cents.

- **Note**

  - It has always been, and will always be NAC's intention to comply with legislation, and the group is therefore disclosing headline earnings calculated in terms of the most recent SAICA circular, 7/2002.
  - As a result of the group's election in respect of AC 133, capital movements have been included in headline earnings.
  - NAC is therefore also disclosing core headline earnings, which exclude capital movements, in order to provide a more stable earnings number that is comparable with previous years' figures.
  - The core headline earnings calculation is consistent with that used for headline earnings in prior reporting periods.

- In NAC's retail business, both productivity and persistency measures moved steadily in the right direction. The number of new ordinary business policies put on the books increased for the first time since the introduction of the Persal restrictions, and lapses at inception decreased by 5%.

- Plummeting investment markets and an extremely volatile rand did, however, detract substantially from those elements of the results directly related to investment returns.

- Improved investment performance in absolute and real terms has been, and continues to be, the focal point of intensive action at Metropolitan Asset Managers (MetAM). Moderate gains in relative returns were achieved, especially during the last quarter of 2002 and the first quarter of 2003, but it will take a while for the full benefits of such action to be seen in longer term investment performance rankings.

- Despite 2002's extremely disappointing investment returns, NAC's CAR (capital adequacy requirement) cover, at a multiple of 2.9, remains one of the highest in the industry, proof of the ongoing soundness of the group's financial position.

- Embedded value and net asset value per share decreased by 16% and 18% respectively in line with the fall in investment markets.

- "NAC's earnings formula for the 2003 financial year is the ongoing improvement of operational performance in conjunction with good net investment returns," is how Doyle sums up the group's strategy going forward. "Superior investment performance is critical if we are to deliver sustained business growth into the future."

- During the year the group focused strongly on aligning its vision and values (centred around people, trust and performance), its chosen market segments, strategies and operational structures.

- According to Doyle, the successful implementation of this extensive review and reallocation of resources, both human and financial, means that NAC is now optimally positioned to capitalise on its core competencies.

- NAC, together with the Metropolitan businesses for which it is the listed holding company, is concentrating its efforts and energies on the lower and middle income markets. The group is the largest long-term financial services player in Southern Africa that has these markets as its central focus.

- In the lower income market in particular, the group's proven expertise and experience, built up over more than a hundred years, together with the well-known and well-liked Metropolitan brand, give it a strong competitive edge. "Our objective is two-fold: to continue dominating the lower income market, and to become a leading player in the middle income market."

- "It is also of great strategic significance that NAC's business model is readily exportable to other countries that share similar characteristics, not only in Africa but throughout the developing world," says Doyle. "We are undoubtedly capable of making our vision of becoming a world-class, Africa-based business a reality."

- In line with its sharper strategic focus, NAC increased its stake in Metropolitan Health Corporate to 98.5% in January, and disposed of its 74.9% holding in Ovation, the linked investment service provider, in November.

The long-term insurance business of CU Life was transferred to Metropolitan Life Limited at the beginning of the year.

- NAC remains committed to achieving broad-based empowerment as a socio-economic imperative. "It is crucial from both a national and a corporate perspective; neither country nor company will survive without it," says Doyle.

- The group endorses the charter concept, which is closely allied to the way in which it has approached empowerment to date in achieving its status as one of the premier empowerment financial services groups in South Africa.

- In terms of empowerment credentials, NAC has just been rated first in the insurance and life insurance sector, and eighth in the country taking all JSE sectors into account, according to the latest Empowerdex Index, published last week (3 –7 March 2003). The Index is unique in that it includes financial performance as one of the categories in its empowerment ranking system.

- "We are also intimately involved in the development of a charter for the financial services sector," says Doyle. The Life Offices' Association (LOA) is looking at a scoreboard approach, similar in principle to NAC's empowerment barometer, launched in January 2002. The barometer measures progress in five vital areas of empowerment: ownership and control; employment equity; procurement; corporate social involvement (CSI); knowledge and skills development.

- In line with its undertaking to advance empowerment ownership and control, NAC sold a 17.5% stake in Metropolitan Namibia to Pinnacle, a Namibian empowerment consortium, in November 2002. It also committed a further 2.5% of its holding in Metropolitan Namibia to creating a share trust for staff.

NEW AFRICA CAPITAL FINANCIAL SERVICES GROUP
GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

- Embedded value of life insurance new business +172%
- **Recurring premium new business +33%**
- **Core headline earnings per share +5%**
- Dividend per share +9%
- Enviable positive cash flow from clients +R2.8 billion

DIRECTORS' STATEMENT
The directors take pleasure in presenting the audited, unqualified annual financial statements of the New Africa Capital Financial Services Group for the year ended 31 December 2002.

The consolidated financial statements are prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act and comply with South African Statements of Generally Accepted Accounting Practice (GAAP); guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange South Africa (JSE).

Presentation of financial statements
The consolidated financial statements are prepared on the fair value and going concern bases. The principal accounting policies are consistent with those applied at 31 December 2001, with the exception of new accounting policies adopted in order to comply with new Statements of GAAP and a change in the accounting policy for earnings.

AC133 and core headline earnings
In 2001 the group elected early adoption of AC 133, with the effect that capital appreciation on available for sale assets was accounted for through the income statement and included in earnings, but excluded from headline earnings. In December 2002 SAICA, in conjunction with the JSE, issued Circular 7/2002 defining headline earnings which does not allow adjustments for capital appreciation, deferred tax on capital appreciation (CGT), investment variances or actuarial basis changes. This definition, which differs from that used in previous reporting periods, became applicable immediately. The current calculation for headline earnings complies with SAICA Circular 7/2002.

Core headline earnings comprise operating profit and investment income on shareholder assets (ie what was disclosed as headline earnings in previous reports). Capital appreciation, deferred tax on capital appreciation (CGT), investment variances and actuarial basis changes are excluded, as these items are volatile. Core headline earnings therefore presents a more meaningful and stable earnings figure, and is directly comparable to the figures disclosed in previous reports.
There is also currently a debate, both internationally and locally, questioning whether policyholder liabilities, valued on the financial soundness valuation (FSV) basis, represent fair value. The directors are of the opinion that until a reasonable solution has been found, the FSV basis of valuing these liabilities, as applied within the New Africa Capital group, represents fair value.

New Statements of GAAP
During the year the group adopted AC135 (investment property).

Change in accounting policy for earnings
Life company earnings, as disclosed in 2001, comprised operating profit, investment income and capital appreciation on shareholder assets. This policy has been changed retrospectively to include basis changes, excluding those in the 90:10 fund, as part of earnings. The change had a positive R85 million effect on net profit for 2001. There was no effect on tax or minorities.

Corporate activity
- The entire long-term insurance business of Commercial Union Life Assurance Company of South Africa Limited was transferred to Metropolitan Life Limited with effect from 1 January 2002. The fund is ring-fenced and the 90:10 licence is still applicable.
- A 17.5% stake in Metropolitan Life (Namibia) Limited was sold to a Namibian empowerment consortium (Pinnacle), with effect from 1 November 2002, through a loan finance structure. A staff share trust was created for the staff of Metropolitan Life (Namibia) Limited. These transactions reduced New Africa Capital's holding in the Namibian company from 100% to 80.2%.

- Ovation Global Investment Services (Pty) Limited was sold with effect from 30 November 2002.
- The group increased its holding in Metropolitan Health Corporate (Pty) Limited by 19.9% to 98.5% with effect from 1 January 2002.

REVIEW OF OPERATIONS AND PROSPECTS

The past year saw pleasing improvements in all areas of the group's operational performance. However, the decline in investment markets and the volatility of the rand dampened the overall results. Market conditions reinforced the need for the group's smoothed bonus products. The group continued to increase the flow of new business and once again delivered a positive cash flow from clients. An increase of 17% in the annual premium equivalent (APE) can be largely attributed to solid growth in new recurring business premium income from both individual life and employee benefits, despite a decline in single premium income. Overall persistency has continued to improve. The embedded value of life insurance new business grew by 172% to R68 million, resulting in improved profit margins. However, the directors acknowledge that more work is needed to improve these margins still further.

Administration expenses, in both life and administration companies, were lower than in the previous year, and the board is satisfied that these cost reductions are of a permanent nature.
All four business clusters in the group contributed positively and showed improved operating profits over 2001 despite an overall increase of 41% in tax paid. Net after-tax investment income was, however, significantly lower, mainly as a result of a 223% increase in the tax charge.

Despite unsatisfactory investment returns reducing the group's net asset value, the group remains in a strong capital position with 2.9 times cover of the minimum capital adequacy requirement.

During 2002 the economic conditions under which NAC operated continued to show signs of improvement. The main underlying factors were decreases in individual personal income tax and real increases in salaries. These improvements have continued into 2003. NAC recently made significant changes to its operating structures. It is the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of these changes are starting to show in the results. However, improved investment returns remain critical to satisfactory long-term performance, and are receiving continued attention from the board and management. The board is confident that the operational improvements delivered in 2002 will continue into 2003, and will be enhanced by NAC's commitment to black economic empowerment as a socio-economic imperative.

Share buy-back

Metropolitan Life Limited, a wholly owned subsidiary of New Africa Capital Limited, acquired 13 million (2001: 28 million) New Africa Capital shares. The 41 million treasury shares held at year-end have been deducted from shareholders' capital. The total shareholding currently held by subsidiary companies, through policyholders' and shareholders' funds, is 10%.

In addition, New Africa Capital acquired and cancelled 20 million shares during the year. The total amount paid to acquire these shares has also been deducted from shareholders' capital.

CORPORATE GOVERNANCE

The board has satisfied itself that locally recognised principles of corporate governance were applied throughout the group for the year under review. Additional governance recommendations, as set out in the second King report, are currently being addressed and implemented.

Directorate changes and directors' shareholding

Mr P C Lamprecht was appointed to the board with effect from 1 May 2002; no further changes have been made to the directorate since 31 December 2001. During 2002, 1 120 000 unlisted shares were allocated to executive directors as part of the share purchase scheme allocation to staff. All transactions in listed shares involving directors were disclosed on SENS as required.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group had no material capital commitments at 31 December 2002.
The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

DIVIDEND DECLARATION

The dividend policy approved by the directors, and consistent with prior years, is to provide shareholders with stable dividend growth while allowing the dividend cover to fluctuate. In declaring the 9% increase in the dividend, the board took into consideration the strong capital position of the group and the good operational performance for the year, as well as the extremely volatile investment markets.

A final dividend of 20.50 cents per share has been declared for 2002, giving a total dividend for the year of 38.00 cents and resulting in a dividend cover of 1.5 times calculated on core headline earnings. This dividend is payable to holders of ordinary shares recorded in the register of the company at the close of business on Friday, 4 April 2003 and will be paid on Monday, 7 April 2003. The last day to trade "cum" dividend will be Friday, 28 March 2003. The shares start trading "ex" dividend from the commencement of business on Monday, 31 March 2003. Share certificates may not be dematerialised or rematerialised between Monday, 31 March and Friday, 4 April 2003, both days inclusive.

A special dividend of R41 million (2001: R33 million) was declared to participants in the share purchase scheme, while participants in the share incentive scheme received the same dividend as ordinary shareholders.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders.

The directors are unanimously of the opinion that, for the 12 months after the date of the declaration:

- the company will be able to pay its debts as they become due in the ordinary course of business
- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will, after the dividend payment, not be less than the consolidated liabilities of the company.

AUDIT OPINION

The auditors, Ernst & Young and PricewaterhouseCoopers Inc, have issued their opinions on the group financial statements for the year ended 31 December 2002. A copy of their unqualified report is available for inspection at the company's registered office.

Signed on behalf of the board

Gloria Tomatoe Serobe *Group chairman*
Peter Doyle *Group chief executive*

Cape Town
11 March 2003

Registration number: 2000/031756/06
Registered office: 7 Parc du Cap, Mispel Road, Bellville 7535
Transfer secretaries: Computershare Investor Services Limited (Registration number 1958/003546/06), 70 Marshall Street, Johannesburg, 2001, PO Box 61051 Marshalltown 2107
JSE code: NAC – NSX CODE: NWC - ISIN NO. ZAE000033361

NEW AFRICA CAPITAL GROUP RESULTS

TABLE 1: CONSOLIDATED INCOME STATEMENT	2002 Rm	2001 Rm
Income from insurance business (table 6)	**(236)**	674
Income from administration business (note 3)	**66**	43
Income from holding company (note 4)	**(135)**	2
Income before goodwill and tax	**(305)**	719
Goodwill amortised	**(52)**	(42)
Income before tax	**(357)**	677
Shareholders' tax paid	**(25)**	(198)
Income after tax	**(382)**	479
Outside shareholders' share of profit	**(3)**	(9)
Earnings	**(385)**	470
Goodwill amortised	**52**	42
Headline earnings	**(333)**	512
Capital depreciation / (appreciation) on excess	**874**	(172)
Deferred tax – CGT	**(145)**	124
Basis changes and investment variances	**(18)**	(85)
Core headline earnings (note 5)	**378**	379
Core headline earnings per share (cents)	**55.26**	52.49
Headline earnings per share (cents)	**(48.68)**	70.91
Earnings per share (cents)	**(56.29)**	65.10
Weighted average number of shares in issue (million)	**684**	722
Dividend per ordinary listed shares (cents)		
Interim	**17.50**	15.50
Final	**20.50**	19.50
Total	**38.00**	35.00

TABLE 2: CONSOLIDATED REVENUE ACCOUNT – LONG-TERM INSURANCE	2002 Rm	2001 Rm
Revenue	**5 593**	10 350
Premium income (note 1)	**6 824**	7 009
Investment return	**(1 231)**	3 341
Investment income	**1 898**	2 324
Realised and unrealised changes in market value of investments	**(3 129)**	1 017
Outgo	**6 287**	5 857
Policyholders' benefits paid (note 2)	**4 921**	4 500
Sales and distribution costs	**642**	575
Administration expenses	**707**	738
Policyholders' tax paid	**17**	44
Revenue less outgo	**(694)**	4 493

New Africa Capital Group Results

TABLE 3: CONSOLIDATED BALANCE SHEET	2002 Rm	2001 Rm
ASSETS		
Non-current assets		
Investment assets	30 279	31 801
Equipment	126	147
Intangibles	97	71
Goodwill	389	375
Deferred tax	40	7
Current assets	1 468	1 425
Total assets (note 7)	32 399	33 826
EQUITY AND LIABILITIES		
Capital and reserves (table 4)	4 329	5 101
Outside shareholders' interest	52	83
Non-current liabilities	26 610	27 172
Long-term insurance fund	26 600	27 048
Deferred tax	10	124
Current liabilities	1 408	1 470
Total equity and liabilities	32 399	33 826

TABLE 4: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	2002 Rm	2001 Rm
Shareholders' equity at beginning of year	5 101	2 335
Changes in share capital	(86)	1 709
Shares issued in terms of scheme arrangement	-	1 839
Issue of share capital to staff schemes	-	-
Share premium on new issue	174	128
Share issue costs written off	-	(24)
Treasury shares acquired	(110)	(234)
Shares acquired and cancelled	(150)	-
Changes in distributable reserve	(705)	1 036
Dividend in specie	-	(1 839)
Transfer from long-term insurance fund	-	2 534
Transfer to foreign currency translation reserve	-	(21)
Revaluation of owner-occupied properties	(33)	-
Earnings	(385)	470
Dividend	(287)	(108)
Changes in foreign currency translation reserve	(14)	21
Transfer from distributable reserve	-	21
Currency translation difference	(4)	-
Transfer to long-term insurance fund	(10)	-
Change in non-distributable reserve	33	-
Revaluation of owner-occupied properties	33	-
Shareholders' equity at end of year (table 3)	4 329	5 101

NEW AFRICA CAPITAL GROUP RESULTS

TABLE 5: CONSOLIDATED CASH FLOW STATEMENT	2002 Rm	2001 Rm
Net cash inflow from operating activities	**2 061**	3 340
Net cash outflow from investing activities	**(1 737)**	(2 576)
Net cash outflow from financing activities	**(86)**	(130)
Net cash flow	**238**	634
Cash resources and funds on deposit at beginning of year	**3 125**	2 491
Cash resources and funds on deposit at end of year	**3 363**	3 125

TABLE 6: STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES	2002 Rm	2001 Rm
Total assets per balance sheet (table 3)	**32 399**	33 826
Current liabilities and deferred tax per balance sheet	**(1 418)**	(1 594)
Outside shareholders' interest per balance sheet	**(52)**	(83)
Net assets - group	**30 929**	32 149
Actuarial liabilities under unmatured policies	**(25 857)**	(26 200)
Excess – NAC group (table 7; note 8)	**5 072**	5 949
Net assets – non-insurance	**(984)**	(1 210)
Excess – insurance business	**4 088**	4 739
Change in excess of assets over liabilities – insurance business	**(651)**	(1 415)
Increase in share capital	**(7)**	(128)
Dividend paid	**313**	1 946
Foreign currency translation reserve	**5**	-
Total surplus arising during year	**(340)**	403
Operating profit	**246**	191
Investment income on group excess	**137**	202
Basis and other changes	**61**	(148)
Investment variance	**(85)**	-
Capital (depreciation)/appreciation on group excess	**(699)**	158
Surplus arising (90:10 fund)	**117**	64
Shareholder earnings (90:10 fund)	**(12)**	46
Consolidation adjustments	**(21)**	(10)
Net profit from insurance business	**(256)**	503
Shareholders' tax paid	**5**	171
Goodwill amortised	**15**	-
Income from insurance business (before goodwill and tax) (table 1)	**(236)**	674
Capital adequacy requirement	**1 726**	1 397
Capital adequacy multiple (NAC group excess)	**2.9**	4.3
Second-tier margins	**1 078**	1 231

The current capital depreciation on the group excess includes R43 million relating to the 2001 year. In addition, the current basis changes include R33 million, which also relates to the 2001 year. The income from insurance business is therefore reduced by R76 million. Current earnings and headline earnings are similarly reduced, but there is no impact on the disclosed core headline earnings for the current or prior years. Investment variance reflects the impact of actual returns on the value of future expense recoveries.

NEW AFRICA CAPITAL GROUP RESULTS

NOTE 1 - PREMIUM INCOME	2002 Rm	2001 Rm
Recurring premiums	**4 332**	4 087
Individual life	**3 270**	3 022
Employee benefits	**1 278**	1 173
Re-insurance	**(216)**	(108)
Single premiums	**2 492**	2 922
Individual life	**930**	1 052
Employee benefits	**1 562**	1 870
Total (table 2; note 6)	**6 824**	7 009
Metropolitan Life Ltd	**5 997**	5 913
Metropolitan Odyssey Ltd	**333**	329
CU Life Assurance Company of SA Ltd	**-**	359
Metropolitan Life (Namibia) Ltd	**313**	296
Metropolitan Life of Botswana Ltd	**181**	112
	6 824	7 009

NOTE 2 - POLICYHOLDERS' BENEFITS PAID	2002 Rm	2001 Rm
Individual life	**2 537**	2 432
Death and disability claims	**661**	634
Maturity claims	**603**	515
Annuities	**378**	325
Surrenders	**935**	983
Re-insurance recoveries	**(40)**	(25)
Employee benefits	**2 382**	2 068
Death and disability claims	**342**	287
Maturity claims	**141**	230
Annuities	**199**	89
Withdrawal benefits	**339**	247
Terminations	**1 423**	1 252
Re-insurance recoveries	**(60)**	(37)
Total (table 2; note 6)	**4 921**	4 500
Metropolitan Life Ltd	**4 468**	2 890
Metropolitan Odyssey Ltd	**228**	210
CU Life Assurance Company of SA Ltd	**-**	1 202
Metropolitan Life (Namibia) Ltd	**180**	163
Metropolitan Life of Botswana Ltd	**45**	35
	4 921	4 500

NEW AFRICA CAPITAL GROUP RESULTS

NOTE 3 - INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders)	2002 Revenue Rm	2002 Expenses Rm	2002 Total	2001 Rm
Health administration	286	(255)	31	26
Asset management	116	(81)	35	17
Total income from administration business (table 1)	402	(336)	66	43

NOTE 4 - INCOME FROM HOLDING COMPANY (before tax)	2002 Rm	2001 Rm
Investment income	35	4
Realised and unrealised changes in market value of investments	(146)	2
Administration expenses	(24)	(4)
Total income from holding company (table 1)	(135)	2

NOTE 5 - ANALYSIS OF CORE HEADLINE EARNINGS	2002 Rm	2001 Rm
Corporate business	94	88
Operating profit	132	115
Tax	(38)	(27)
Retail business	170	128
Operating profit	206	159
Tax	(36)	(31)
International business	13	(12)
Operating profit	16	(12)
Tax	(3)	-
Metropolitan Health Group	22	17
Operating profit	28	18
Tax	(6)	(1)
Shareholders' equity	79	158
Holding company expenses	(24)	(4)
Investment income on shareholder assets	145	175
Income tax on investment income	(42)	(13)
Core headline earnings (table 1)	378	379

NEW AFRICA CAPITAL GROUP RESULTS

NOTE 6 - FUNDS RECEIVED FROM CLIENTS	Gross inflow Rm	Gross outflow Rm	Net inflow 2002 Rm	Net inflow 2001 Rm
Metropolitan	5 997	(4 468)	**1 529**	3 030
Life	3 416	(2 176)	**1 240**	1 450
Employee benefits	2 721	(2 369)	**352**	1 592
Re-insurance	(140)	77	**(63)**	(12)
Odyssey	333	(228)	**105**	119
Commercial Union Life	-	-	**-**	(843)
Namibia	313	(180)	**133**	133
Botswana	181	(45)	**136**	77
Total premiums / claims (note 1; note 2)	6 824	(4 921)	**1 903**	2 516
Health administration	3 608	(3 369)	**239**	359
Asset management	3 761	(3 884)	**(123)**	1 417
EB segregated annuities	805	-	**805**	-
Total funds received	14 998	(12 174)	**2 824**	4 292

NOTE 7 - ASSETS UNDER MANAGEMENT	2002 Rm	2001 Rm
Investment assets	**30 279**	31 756
Strategic investments	**-**	45
Goodwill	**389**	375
Equipment and intangibles	**223**	218
Current assets and deferred tax	**1 508**	1 432
Total on-balance sheet assets (table 3)	**32 399**	33 826
Unit trusts	**1 393**	1 020
Health administration	**1 281**	1 603
Ovation	**-**	1 018
Metropolitan Asset Managers	**3 649**	4 370
EB segregated assets	**805**	-
Total assets under management	**39 527**	41 837

NOTE 8 - ANALYSIS OF ASSETS BACKING NAC GROUP EXCESS	2002 Rm	2002 %	2001 Rm	2001 %
Listed equities	**2 253**	**52.0**	2 488	48.8
Foreign investments	**599**	**13.8**	1 298	25.5
Properties	**432**	**10.0**	326	6.4
Fixed interest	**384**	**8.9**	241	4.7
Money market	**166**	**3.8**	223	4.4
Intangibles	**390**	**9.0**	446	8.7
Other assets	**106**	**2.5**	79	1.5
Group net asset value	**4 329**	**100.0**	5 101	100.0
Surplus in 90:10 fund	**743**		848	
Excess – NAC group	**5 072**		5 949	

NEW AFRICA CAPITAL GROUP RESULTS

TABLE 7: EMBEDDED VALUE	2002 Rm	2001 Rm
Excess – NAC group (table 6)	**5 072**	5 949
Adjustments for:		
Asset management (table 16)	**139**	130
Metropolitan Health Group (table 16)	**43**	52
New Africa Capital expenses	**(163)**	
Surplus in 90:10 fund and goodwill	**(927)**	(1 001)
Adjusted net asset value	**4 164**	5 130
Net value of in-force business	**2 159**	2 423
Individual life	**1 745**	1 977
Gross value of in-force business	**1 860**	2 090
Less: Cost of capital	**(115)**	(113)
Employee benefits	**414**	446
Gross value of in-force business	**538**	570
Less: Cost of capital	**(124)**	(124)
Embedded value	**6 323**	7 553
Embedded value per share (cents)	**911**	1 079
Adjusted net asset value per share (cents)	**600**	733
Number of shares in issue (million) (net of 41 million treasury shares; 2001: 28 million)	**694**	700

TABLE 8: EMBEDDED VALUE PER COMPANY	Net asset value Rm	Value of in-force Rm	2002 Total Rm	2001 Total Rm
Metropolitan Life Ltd	2 866	1 949	**4 815**	5 362
Metropolitan Odyssey Ltd	108	102	**210**	236
CU Life Assurance Company of SA Ltd	290	-	**290**	396
Metropolitan Life (Namibia) Ltd	128	100	**228**	210
Metropolitan Life of Botswana Ltd	60	38	**98**	110
Metropolitan Health Group	292	43	**335**	330
Asset management	59	139	**198**	209
New Africa Capital (after consolidation adjustments)	526	(193)	**333**	853
Goodwill	(184)	-	**(184)**	(153)
Total embedded value	4 145	2 178	**6 323**	7 553
Adjustment for surplus in 90:10 fund and goodwill (table 7)	927			
Excess – NAC group (table 6)	5 072			

NEW AFRICA CAPITAL GROUP RESULTS

TABLE 9: ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Non-insurance Rm	Insurance operations Rm	2002 Total Rm	2001 Total Rm
Profit from new business	68	73	**141**	165
Point of sale	64	68	**132**	154
Expected return to end of year	4	5	**9**	11
Profit from existing business	(141)	15	**(126)**	254
Expected return	53	372	**425**	443
Experience variance – economic	(63)	(284)	**(347)**	(36)
Experience variance – non-economic	(131)	(73)	**(204)**	(153)
Embedded value profit from operations	(73)	88	**15**	419
Investment return on net worth	(47)	(519)	**(566)**	213
Capital gains tax	-	-	**-**	(138)
Changes in assumptions – economic	10	(39)	**(29)**	60
Changes in assumptions – non-economic	(206)	(66)	**(272)**	(25)
Exchange rate movements	-	(5)	**(5)**	15
Total embedded value profit	(316)	(541)	**(857)**	544
Capital raised	174	-	**174**	128
Dividend	26	(313)	**(287)**	(108)
Share buy-back and share issue costs	(260)	-	**(260)**	(258)
(Decreases)/increase in embedded value	(376)	(854)	**(1 230)**	306
Return on embedded value (%)			**(11.3)**	7.5

TABLE 10: VALUE OF LIFE INSURANCE NEW BUSINESS	2002 Rm	2001 Rm
Retail business	**38**	(16)
Gross value of new business	**47**	(9)
Less: Cost of capital	**(9)**	(7)
Corporate business	**61**	63
Gross value of new business	**69**	72
Less: Cost of capital	**(8)**	(9)
Metropolitan Advisory and Retail Services	**(31)**	(22)
	68	25

TABLE 11: SOURCE OF NEW BUSINESS	2002		2001	
	APE %	**Total %**	APE %	Total %
General intermediary channel	**16**	**17**	30	39
Direct writers	**43**	**40**	47	43
Direct mail and telemarketing	**27**	**13**	16	7
MARS – since July 2001	**14**	**30**	7	11

NEW AFRICA CAPITAL GROUP RESULTS

TABLE 12: VALUE OF NEW BUSINESS PER COMPANY	2002 Gross Rm	2002 Cost of capital Rm	2002 Net Rm	2001 Net Rm
Metropolitan	113	(14)	99	44
Life	46	(7)	39	(20)
Employee benefits	67	(7)	60	64
Metropolitan Odyssey	(7)	(1)	(8)	(8)
Metropolitan Namibia	4	(1)	3	5
Metropolitan Botswana	6	(1)	5	6
Metropolitan Advisory and Retail Services	(31)	-	(31)	(22)
	85	(17)	68	25

TABLE 13: VALUE OF NON-LIFE NEW BUSINESS	2002 Rm	2001 Rm
Health administration	14	83
Asset management	50	46

TABLE 14: NEW BUSINESS PREMIUMS	2002 Rm	2001 Rm
Recurring premiums		
Individual life	614	484
Gross premiums	705	582
Lapses from inception	(91)	(98)
Employee benefits	233	155
	847	639
Single premiums		
Individual life	930	1 033
Employee benefits	1 562	1 958
	2 492	2 991
Annual premium equivalent (APE)	1 096	938
Lapses as a % of gross premiums	12.9	16.9

TABLE 15: VALUE OF NEW BUSINESS PREMIUMS AS A % OF ANNUAL PREMIUM EQUIVALENT (APE) – excluding MARS	Value of new business Rm	APE* Rm	Margin %
Individual life	38	707	5.4
Employee benefits	61	389	15.7
Total	99	1 096	9.0

* *APE represents new recurring premiums (net of lapses at inception plus 10% of single premiums).*

New Africa Capital Group Results

TABLE 16: VALUATION OF NON-LIFE SUBSIDIARIES	Net asset value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	59	139	**198**
Metropolitan Health Group	292	43	**335**

TABLE 17: PRINCIPAL ASSUMPTIONS	2002 %	2001 %
Pre-tax investment return		
Equities	**12.8**	13.8
Properties	**12.8**	13.8
Government stock	**10.8**	11.8
Cash	**8.8**	9.8
Risk discount rate	**14.3**	15.3
Investment return (before tax) – smoothed bonus	**12.2**	13.2
Expense inflation rate	**8.0**	8.5

TABLE 18: LIFE BUSINESS: SENSITIVITIES – 2002		Change in base value of: In-force business %	New business %	Notes
1%	Increase in risk discount rate	**(5.7)**	(12.5)	(i)
1%	Reduction in risk discount rate	**5.4**	14.2	(i)
10%	Reduction in per policy expenses	**6.4**	25.8	(ii)
1%	Reduction in expense and salary inflation	**2.5**	2.7	(ii)
10%	Reduction in policy discontinuance rates	**1.5**	10.1	
10%	Reduction in mortality, morbidity and medical rates	**16.8**	79.8	(ii)
1%	Increase in the assumed investment return	**8.3**	3.6	(iii)
10%	Increase in the premium indexation take-up rate (from 70% to 80%)	**1.8**	4.0	
1%	Increase in risk discount rate impact on cost of car	**(2.9)**		(iv)
1%	Reduction in risk discount rate impact on cost of car	**3.3**		(iv)
10%	Increase in the number of new policies		32.1	
Base value before cost of CAR (rand million)		**2 398**	85	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risk associated with the realisation of the future profits of New Africa Capital and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

(iv) A change in the risk discount rate also has a noticeable effect on the cost of holding the required CAR levels. Other sensitivities above are shown before cost of CAR.

New Africa Capital Group Results

TABLE 19: STOCK EXCHANGE PERFORMANCE	2002	2001
Value of shares traded (rand million) *	**1 652**	2 472
Volume of shares traded (million) *	**246**	273
Shares traded (% of total shares in issue)	**35.4**	39.0
Trade prices (cents per share)		
Highest	**902**	1 060
Lowest	**485**	650
Last sale of period (closing)	**610**	800
Price/core headline earnings ratio	**11.04**	15.24
Dividend yield % (dividend to listed shares)	**6.23**	4.38
Total shares issued (million)		
Listed	**635**	667
Ordinary shares #	**628**	661
Share incentive scheme	**7**	6
Unlisted	**59**	33
Share purchase scheme	**59**	33
Total	**694**	700
Market capitalisation at year-end (rand billion) #	**4.23**	5.60

* Net of 20 million shares acquired for R150 million and cancelled, and 13 million treasury shares acquired for R110 million in 2002.

Net of 41 million treasury shares held by subsidiary companies at year-end.

(2001: Both net of 28 million treasury shares acquired for R234 million)


UPDATE
NEW AFRICA CAPITAL

May 2003

Update is a newsletter produced by the investor relations department of New Africa Capital financial services group. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

New in-force business

The group new business figures for the quarter ended 31 March 2003 are shown below.

New business premiums #	**3 months to 31 Mar 03 Rm**	**3 months to 31 Mar 02 Rm**	**% change**
Recurring premiums			
Retail business	125	126	(1)
Gross premiums	149	150	(1)
Lapses at inception	(24)	(24)	-
Employee benefits business	67	16	319
International business	35	29	21
Individual life	33	28	18
Gross premiums	36	30	20
Lapses at inception	(3)	(2)	50
Employee benefits	2	1	100
	227	171	33
Single premiums			
Retail business	217	162	34
Employee benefits business	133	209	(36)
International business	6	29	(79)
	356	400	(11)
Total new business premiums	583	571	2
Annual premium equivalent (APE)	263	211	24
Lapses as a % of gross premiums	14.6	14.4	1
Retail business	16.1	16.0	1
International business	8.3	6.7	25

 # Provisional new business premiums subject to adjustment at the year-end valuation.

Retail business

Despite extremely tough trading conditions, perhaps the most challenging ever, first quarter new recurring premium income for both Metropolitan Life and Metropolitan Odyssey was significantly higher than in the same period last year. Most pleasing is that this growth is also underpinned, for the first time since 1999, by a very satisfactory growth in the volume of new issued individual life policies. As anticipated, Metropolitan Direct, which had an exceptional new business inflow in the first quarter of 2002, did not repeat its performance, but was still well ahead of its targets.

We attribute this encouraging growth in new recurring premium business to our more targeted approach, and the consequent re-alignment of our distribution channels with specific segments in the low and middle income markets.

In the case of Metropolitan Life, new single premium income was well up although at Metropolitan Odyssey single premium production showed only a slight improvement.

Although a seasonal deterioration in lapse experience is to be expected in the first quarter of the year due to overspending at Christmas, the fact that there was a slight increase in lapses at inception quarter on quarter was disappointing. The reasons for the rise are being investigated and the situation is being managed on an ongoing basis. Amongst other things, our lapse prediction tool, Predict, is currently being re-calibrated. The latter has made a marked difference in the level of conservation awareness throughout the group.

As far as expenses are concerned, the strong focus on reducing unit costs is continuing and should result in improved new business margins during 2003.

While management has not set an absolute cost savings target for 2003 following on the successful FY02 initiative, the containment of administration expenses remains a priority, and expenses are projected to remain within budget.

Market share gains in Gauteng ascribable to Project GoldRush have been sustained. The profile-raising and image-building exercises are continuing, and are benefiting the group countrywide.

Corporate business

Metropolitan Employee Benefits

Given the fact that there was very little activity in the market generally, the tripling of new recurring premium income quarter on quarter, while extremely pleasing, is typical of the erratic nature of employee benefits new business. Inflows are not smooth, largely due to the fact that business emanates from so few sources. The 2002 figure was particularly low while the 2003 figure was boosted by one exceptionally large retirement fund secured during the period. The opposite was true of single premium business, where first quarter inflows were substantially below those of last year. Interestingly, inflows in the second half of the year are normally better than in the first. For example, there is a substantial amount of new business currently in the pipeline where the contract has been accepted but premium inflows are still awaited.

Outflows in the first quarter of 2003 were substantial because a R157 million structured product matured as planned. This particular investment could not be rolled over as the money was needed to fund retirement benefits for members.

Without any undercutting of prices, risk business continues to flourish, and reasonable profit margins are being sustained. Our highly rated HIV/AIDS Workplace Solution is being steadily rolled out, with several substantial contracts having been successfully negotiated and implemented.

Major product innovations with respect to guaranteed fund business are currently attracting a lot of interest amongst risk-averse retirement fund trustees and members. They are looking for benefit payment guarantees that will provide a measure of protection against the negative impact of volatile investment markets on their investment fund credits. In response to increased demand, we launched a new bonus series on 1 May and further developments are nearing completion.

Black economic empowerment (BEE) credentials are playing an increasingly important part in the awarding of government and parastatal business. Our strengths in this area definitely open doors for us, but understandably are no guarantee of our success in securing the contracts out to tender.

Claims experience in the first quarter was in line with budget but higher than in the first three months of 2002. Expenses have been contained within budget expectations.

Metropolitan Asset Managers (MetAM)
Administration fee income was flat compared to the first quarter of 2002, but substantially up on budget. Net inflow of funds received was also flat.

Metropolitan Unit Trusts
Inflows were higher quarter on quarter.

Metropolitan Property Services
Administration fee income was flat, and therefore well below budget.

International business

In total, new individual life recurring premium business for Metropolitan Namibia and Metropolitan Botswana was substantially higher than in the same period of 2002, with Metropolitan Botswana responsible for a large part of the increase. Metropolitan Lesotho made a solid contribution relative to its size. No comparisons with prior years are possible because Lesotho's production was previously included in South Africa's figures.

On the individual life single premium side, there was a marked downturn.

As far as employee benefits business is concerned, there was a slowdown of inflows into Metropolitan Namibia while Metropolitan Botswana's production continued to grow.

Health business

Administration fee income was up quarter on quarter and on budget. Profit margins have been sustained. All medical schemes under administration have satisfactory surplus positions and good administration experience. Metropolitan Health Group has just received a very satisfactory SAS70 review report, demonstrating the effectiveness of its information systems and business processes.

Qualsa, our new managed care business, is making good inroads into the market and is operating profitably.

Investment performance

The most recent surveys of large fund managers rank the performance of MetAM's Global Managed Fund (GMF), which is representative of the house view, first out of the ten large asset managers for the quarter to 31 March 2003, and second for the six months to that date. The GMF's 12-month ranking was seven out of ten.

Although real returns remained in negative territory, the GMF outperformed its benchmark by 2.05% over the three-month period. A sustained recovery in relative performance since August last year has resulted in a positive 12-month relative performance to the end of the first quarter of 2003, an improvement that should help us re-establish our excellent long-term performance track record.

It is very encouraging to note that the good performance of the GMF is reflected in most of the funds managed by MetAM, including the unit trust funds.

Global managed fund

	Aug 02		Jan 03		Feb 03		Mar 03	
	Return %	Rank	Return %	Rank	Return %	Rank	Return %	Rank
3 months	-7.6	10/10	-1.8	4/10	-6.2	2/10	-6.9	1/10
6 months	-5.7	10/10	0.9	4/10	-4.0	2/10	-6.9	2/10
1 year	-2.0	10/10	-6.7	10/10	-9.4	8/10	-13.4	7/10

Source: Alexander Forbes Large Manager Watch, March 2003
(The 1/10 ranking was maintained in April 2003)

Thanks to the aggressive allocation of foreign assets, the implementation of an innovative global bond structure and the in-house management of international bonds and cash, performance in this arena is also showing a steady improvement.

Whereas stock-picking was formerly a major detractor from performance, it is now a significant contributor. Active risk management of individual stock calls is paying dividends, reinforcing the view that refinements made to our investment process are bearing fruit.

Capital position and financial results

The continued decline in global equity markets and strengthening of the rand since 31 December 2002 will impact the capital position and results of the group for the six months to June 2003. As part of a proactive risk management programme, the group employed various downside protection measures to dampen, but not completely eliminate, the effect of the market depreciation - specifically for the smoothed bonus portfolios. The capital position, funding levels and ongoing management of the bonus structures are monitored on a regular basis, and the group remains well capitalised under current circumstances.

On an operational level, we expect the effect of the satisfactory experience in respect of new business production to offset in part the effect of lower asset values on fee income.

That our cash flow from clients remained positive for the first quarter of 2003 once again goes against industry trends.

Funds received from clients for the period to 31 March 2003

	Gross inflow	Gross outflow	Net inflow 2003	Net inflow 2002	% change
	R'm	R'm	R'm	R'm	
Metropolitan Employee Benefits	358	(584)	(226)	24	(1 042)
Retail business	882	(567)	315	255	24
International business	165	(78)	87	76	14
Total premiums / claims	1 405	(1 229)	176	355	(50)
MetAM & Unit Trusts	423	(414)	9	(311)	-
Health business	958	(895)	63	27	133
Total funds received	2 786	(2 538)	248	71	249

25

2003-06-04 08:46:18
New Africa Capital - Director dealings in shares
NEW AFRICA CAPITAL
Company registration number
2000/031756/06
Share Code : NAC
In accordance with the requirements of paragraphs 3.72 to 3.75 of the JSE Securities Exchange South Africa Listings Requirements, the following share transactions by a director of New Africa Capital should be noted:

Director	: John Ernest Newbury (Non-Executive)
Nature of Transaction	: Purchase of New Africa Capital Shares
Number of shares	: 1000 shares purchased
Date of purchase	: 28 May 2003
Price	: 553 cents per share
Class of securities	: Ordinary shares
Relationship to share	: Owned by John Newbury Investments (Pty) Ltd, which John Newbury is a Director and major shareholder.

Date: 04/06/2003 08:46:17 AM Produced by the JSE SENS Department

03 NOV 11 AM 7:21

(26)

2003-06-25 16:56:10

New Africa Capital Limited - Resignation of director

New Africa Capital Limited

(Incorporated in the Republic of South Africa)

(Registration No. 2000/031756/06)

(Share code: NAC ISIN code: ZAE000033361) ("NAC")

Resignation of director

New Africa Capital Limited announces the resignation of Mr M M Ngoasheng as no executive director of NAC with immediate effect.

Bellville

25 June 2003

Date: 25/06/2003 04:56:09 PM Produced by the JSE SENS Department

03 NOV 17 7:21

2003-08-18 13:46:04
New Africa Capital Limited - Resignation of director:
New Africa Capital Limited
(Incorporated in the Republic of South Africa)
(Registration No. 2000/031756/06)
(Share code: NAC ISIN code: ZAE000033361)
("the company")
Resignation of director
Disclosure in terms of JSE Securities Exchange SA Listings requirements rule 3.67:
New Africa Capital Limited announces the resignation of Dr I A Goldin as a non executive director of the company with immediate effect, due to his increased responsibilities at the World Bank in Washington D.C.
Bellville
18 August 2003
Date: 18/08/2003 01:46:04 PM Produced by the JSE SENS Department

27

28

New Africa Capital (NAC)/Metropolitan – unaudited interim results - six months to 30 June 2003

NAC/Metropolitan's interim results reflect a sound operational performance, with the group delivering on all promises made.

Summary

The group performed better than the industry in the following respects:

- Sustained positive cash flow from clients
- Growth in new business
- Improved value of new life insurance business
- Maintained embedded value per share through effective capital management
- Declared increased interim dividend

03 NOV 13 AM 7:21

New life insurance business

- In line with the group's undertaking to boost new business volumes, total recurring new business premiums grew strongly compared to the corresponding period in 2001, up 16% from R348 million to R404 million.
- Total Retail and Corporate recurring new business premiums also showed most satisfying increases of 11% and 65% to R263 million and R94 million respectively.
- This growth was particularly pleasing in the light of the tough economic environment.
- The Metropolitan brand, with its strong people and performance focus, is clearly well known, liked and trusted by consumers in the group's lower and middle income target markets.
- Innovative distribution strategies are being developed to capitalise on the additional personal disposable income available in these markets thanks to interest rate cuts and further tax reductions earlier in the year as well as recent salary increases.
- These strategies will be refined constantly to ensure that products and services remain need specific.
- Despite the fact that the group has never been a significant player in the Retail single premium market, this class of business was up 4% across the group, further testimony to its enviable brand strength.
- At R220 million, Corporate single premium business was disappointing, due to limited activity in the retirement fund sector partly as a result of the upcoming surplus allocation, as well as volatile investment market conditions
- Given that the comparable figure declined across the sector, the 7% growth in the group's annual premium equivalent (net new recurring premiums plus 10% of single premiums) to R471 million was a source of great satisfaction.
- Overall, the group's new business profit margin improved from 3.6% to 4.9%, while the embedded value of this category of business rose by a substantial 44% to R23 million.
- While the enhanced profitability is encouraging, the group remains focused on achieving further significant progress in this regard through stringent cost management while sustaining these new business volumes.

Health business

- The Metropolitan Health Group's (MHG) results failed to meet expectations in a healthcare market that is not growing.
- However, MHG is well positioned to secure new business; a favourable SAS 70 systems audit report has greatly enhanced prospects, including franchising opportunities. A 30 000 member scheme has already been procured in South Africa to come on stream in January 2004.
- Although MHG Kenya had not reached breakeven point by 30 June, it has subsequently gained 20 000 new members.
- Qualsa, the group's managed care business, is trading profitably and continues to open doors to new client groups.

Positive cash flow

- The group sustained its positive cash flow from clients, which surpassed the R1 billion mark for the period. Throughout the industry it is becoming increasingly difficult to attain let alone maintain inflows in excess of outflows, making this achievement all the more pleasing.

Costs

- Cost across the group were well contained within tight budgets, with expenses being successfully cut back in key areas of focus.
- In particular, Metropolitan Life's per policy issue costs were reduced.
- Competitive pricing will assume ever greater significance while interest and inflation rates remain at current levels, or drop even lower as anticipated; the continued strong emphasis on unit cost reduction for new and in-force business therefore remains vital for the rest of 2003 and beyond.
- Costs are not spread evenly throughout the year due to the seasonality of life insurance business; the group has targeted an inflation-related increase in life administration costs (8% only) for the full 2003 financial year following on the 2002 cost reduction.

Improved investment performance

- Although the continuing bear market in local equities and a strengthening rand dampened absolute performance, Metropolitan Asset Managers' relative performance was markedly better, with positive returns being generated for the majority of funds.
- In most instances, funds moved from a bottom to a top quartile ranking (year on year to 30 June 2003) in the Alexander Forbes Manager Watch, a highly reputable independent asset management survey.
- The investment performance uptick resulted in slightly improved funding levels in most of the group's smoothed bonus portfolios.

Capital management

- Despite a fall of some 10% on the JSE since 31 December 2002, the group maintained its financially sound position thanks to robust capital management strategies. The value of in-force business was 3% (6% annualised figure) up on the year-end figure, an increase in which higher new business volumes also played a major part.
- The group's embedded value and capital adequacy requirement (CAR) multiple remained intact at R9.11 per share and 2.9 times respectively, underlining the fact that it has succeeded in maintaining its financial soundness since year-end, a sterling achievement given market conditions during the period.

- The unchanged CAR cover highlights afresh the group's proven track record in managing smoothed bonus business in the face of severe market turbulence.
- In contrast to the negative returns that generally prevailed during the six-month period, the annualised return on the group's embedded value was a solid 5%.

Earnings

- The group measures its business success on the basis of core headline earnings, which take into account operating profit and investment income only. It prefers not to use headline earnings as a yardstick given that the latter figure includes both changes in the market value of investments and primary basis changes, and tends to be unstable as a result.
- Notwithstanding the negative impact of lower average asset values (on a weighted basis the JSE was more than 20% lower in the first half of this year compared to the corresponding six months of 2002), core headline earnings remained flat at R175 million.
- Both headline earnings and earnings were, however, significantly higher.

Dividend

- Taking into account the fact that this set of results demonstrates that the group's performance turnaround was sustained in the first six months of 2003, and should continue until the year-end, the board of directors declared an increased interim dividend of 18.00 cents per share. Industry-wide, dividend declarations were flat.
- The board is optimistic about the group's ability to continue improving the quantity and quality of new business and to reduce costs still further, an indication of good growth prospects in both the short and the medium term.

Empowerment – a business as much as a moral imperative

- Empowerment credentials are playing an increasingly important role in the South African context, especially when it comes to securing state and parastatal business.
- Given its highly rated BEE status – first in the insurance sector and eighth overall among JSE listed companies in the 2003 Empowerdex rankings – the group is particularly well positioned in this regard.
- The group is actively developing a strategic empowerment partnership to strengthen its empowerment ownership, and to add value at an operational level through hands-on involvement in the day-to-day management of the group's activities.
- The ultimate objective of such a partnership is to achieve greater prosperity for as many people as possible while at the same time helping to transform the society in which they live.

End

ISSUED BY	SUE SNOW FINANCIAL MEDIA SPECIALIST NEW AFRICA CAPITAL TEL 021 9406119 OR 0833009745
DATE	17 SEPTEMBER 2003
QUERIES	PETER DOYLE GROUP CHIEF EXECUTIVE NEW AFRICA CAPITAL TEL 021 9405681 OR 0828802690 PRESTON SPECKMANN GROUP FINANCE DIRECTOR NEW AFRICA CAPITAL TEL 021 9406634 OR 0832856454 TYRREL MURRAY GENERAL MANAGER: GROUP FINANCE NEW AFRICA CAPITAL TEL 021 9405083 OR 0828892167

C 1

03 NOV 14 AM 7:21

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

GROUP RESULTS
FOR THE 6 MONTHS ENDED 30 JUNE 2002

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

METROPOLITAN

PROGRESS MADE
SINCE SECOND HALF OF
2001

STATEMENT

P CHIEF EXECUTIVE)
VE BUTHELEZI
HT • SYD MULLER
• OHAN VAN REENEN



DIRECTORS' STATEMENT

The directors take pleasure in presenting the unaudited interim results of the New Africa Capital Financial Services Group for the six months ended 30 June 2002.

These results comply in all material respects with the requirements of AC127 of the South African Statements of Generally Accepted Accounting Practice as well as with the South African Companies Act of 1973; the Long-term Insurance Act of 1998; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange South Africa.

Presentation of financial statements

The consolidated financial statements are prepared on the fair value and going concern bases. The principal accounting policies are consistent with those applied at 31 December 2001, with the exception of new accounting policies adopted in order to comply with new Statements of Generally Accepted Accounting Practice.

New Statements of Generally Accepted Accounting Practice

In terms of the requirements of AC135 (investment property), owner-occupied property is depreciated. Properties occupied more than 30% by the group and held for use in the supply of services, for administrative purposes or for capital appreciation for the benefit of policyholders, are classified as owner-occupied. Owner-occupied properties held on behalf of policyholders are not depreciated as they are not held for consumption but as part of the portfolio of investment assets. Owner-occupied properties held on behalf of shareholders are depreciated over 50 years on the straight-line basis. These properties are carried at fair value and a non-distributable reserve is created with the revaluation surplus arising therefrom, as required by AC 123.

REVIEW OF OPERATIONS AND PROSPECTS

The past six months have been very challenging for the group. South Africa has not escaped the worldwide turbulence and decline in investment markets. The group's embedded value nevertheless remained intact. Market conditions reinforced the need for smoothed bonus products. The negative perceptions surrounding medium sized financial services companies did, however, make it more difficult to attract large single premium business.

The group is nevertheless extremely pleased that net funds received from clients remained positive and that all key indicators moved in the right direction over the past six months. There has been growth in individual recurring premium income. The cost savings committed to at the beginning of the year are on track, and management is satisfied that the cost reductions are of a permanent nature. Overall persistency has improved. Clear signs of recovery in group headline earnings when compared to the last six months of 2001 are encouraging, as is the value of individual life new business,

which is positive in comparison with 2001. Management, however, acknowledges that a lot more work is required in these areas, and this is ongoing. Finally, during the period under review the group has refocused and refined both its capital management and operational strategy.

The board is therefore optimistic that the initiatives implemented during the second half of the previous year and the first half of the current year, which have already contributed to an improved operating position, will result in further operational improvements in the latter half of the current year.

The results for the six months were adversely affected by certain amounts that relate to the previous year, as detailed in the note to the statement of actuarial values of assets and liabilities.

Share buy-back

During the period under review Metropolitan Life Limited, a wholly owned subsidiary of New Africa Capital Limited, acquired 13 million (2001: 28 million) New Africa Capital shares. The transactions were in accordance with the company's constitution and complied in all respects with the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The total of R344 million that was paid to acquire 41 million treasury shares has been deducted from shareholders' equity. The total shareholding, through policyholders' and shareholders' funds, currently held by subsidiary companies is 10%, which is the limit set in terms of the general authority renewed by shareholders on 28 May 2002.

In addition, New Africa Capital acquired 20 million shares for a total of R149 million, of which 19 million were cancelled on 30 June 2002 and the remaining 1 million on 30 August 2002. The total amount that was paid to acquire these shares has been deducted from shareholders' equity. The group set an initial target of R500 million for the share buy-back, and this target was reached during the period.

CORPORATE GOVERNANCE

The board has satisfied itself that locally recognised principles of corporate governance were applied throughout the group for the period under review. Additional governance recommendations, as set out in the second King report, are currently being addressed and implemented.

Directorate changes and directors' shareholding

Mr P C Lamprecht was appointed to the board on 26 March 2002; no further changes have been made to the directorate since 31 December 2001.

In June 2002, 620 000 unlisted shares were allocated to executive directors at an issue price of R6.53 per share as part of the annual share purchase scheme allocation to staff, but were only accepted after the period-end in July 2002. Mr M L Smith, a non-executive director, sold listed shares as disclosed on SENS on 20 May 2002. No other shareholding changes occurred between 1 January 2002 and the approval of the interim results.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

At 30 June the group had capital commitments of R15 million in respect of furniture and computer equipment to be financed from internal sources.

In terms of the staff share scheme trusts, New Africa Capital Limited has guaranteed any shortfall due to Metropolitan Life Limited, the funder of the trusts, at the termination thereof. At 30 June 2002 the exposure in terms of this guarantee amounted to R82 million (40 million shares; loans of R332 million). This amount was determined by using the actual loan value and the ruling market price of the underlying shares at 30 June 2002.

The group is aware of a potential claim arising against Metropolitan Health (Proprietary) Limited to be instituted by the liquidator of Publiserve Medical Scheme up to a maximum of R10 million. The directors believe that no material liability will arise for shareholders.

POST BALANCE SHEET EVENTS

Share allocation

Shares totalling 14 million were issued to the staff share scheme trusts in June 2002 at an issue price of R6.53 per share but were only accepted after the period-end in July 2002. The loans to the trusts increased by R93 million.

Share Transactions Totally Electronic (STRATE)

Many New Africa Capital (NAC) shareholders have not yet dematerialised their shares by converting their existing share certificates into the electronic format required by STRATE, the JSE's new trading system. All such shareholders are encouraged to surrender their paper certificates to a Central Securities Depository Participant – either a bank or a broker – as soon as possible, but by 29 September 2002 at the latest, on which date the insurance cover provided by what is known as the Dispossessed Members' Fund expires. This fund was established specifically to cover losses or claims arising from any tainted and therefore invalid certificates that may exist in the marketplace. Shareholders who fail to meet the dematerialisation deadline will therefore be placing themselves at risk.

DIVIDEND DECLARATION

The directors have declared a dividend of 17.50 cents per share as detailed in a separate announcement.

Signed on behalf of the board

Gloria Tomatoe Serobe *Group chairman*
Peter Doyle *Group chief executive*

Cape Town
17 September 2002

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Income from insurance business	(120)	247	589
Revenue	2 481	4 957	10 343
Premium income	2 894	3 601	7 009
Recurring premiums	1 987	1 910	4 087
Single premiums	907	1 691	2 922
Investment return	(413)	1 356	3 334
Investment income	969	1 000	2 317
Realised and unrealised changes in market values	(1 382)	356	1 017
Outgo	3 208	3 084	5 850
Policyholders' benefits paid	2 490	2 447	4 493
Sales and distribution costs	310	265	575
Administration expenses	331	311	665
Policyholders' tax paid	77	61	117
Revenue less outgo	(727)	1 873	4 493
Transfer to long-term insurance fund	607	(1 626)	(3 904)
Income from administration business	43	46	34
Income from holding company	(42)	–	11
Income before goodwill and tax	(119)	293	634
Goodwill amortised	(25)	(20)	(42)
Income before tax	(144)	273	592
Shareholders' tax paid	(29)	(26)	(198)
Income after tax	(173)	247	394
Outside shareholders' share of profit	(1)	(6)	(9)
Earnings	(174)	241	385
Deferred tax - CGT	(59)		124
Realised and unrealised changes in market value of excess	383		(172)
Goodwill amortised	25	20	42
Headline earnings	175	261	379
Headline earnings per share (cents)	25.66	36.78	52.49
Earnings per share (cents)	(25.51)	34.02	53.32
Weighted average number of shares in issue (million)	682	726	722
Dividend per ordinary listed share (cents)			
Interim	17.50	15.50	15.50
Final			19.50
Total			35.00

CONSOLIDATED BALANCE SHEET

	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
Assets			
Non-current assets			
Investment assets	30 709	29 403	31 801
Equipment	139	134	147
Intangibles	494	445	446
Deferred tax	4	4	7
Current assets	1 393	1 487	1 425
Total assets	32 739	31 473	33 826
Equity and liabilities			
Capital and reserves	4 482	2 693	5 101
Outside shareholders' interest	30	68	83
Non-current liabilities	26 485	27 389	27 048
Current liabilities and deferred tax	1 742	1 323	1 594
Total equity and liabilities	32 739	31 473	33 826

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Shareholders' equity at beginning of period	5 101	2 335	2 335
Changes in share capital	(245)	117	1 709
Shares issued in terms of scheme arrangement			1 839
Issue of share capital to staff schemes	—	7	—
Share premium on new issue	14	110	128
Share issue costs written off			(24)
Treasury shares acquired	(110)		(234)
Shares acquired and cancelled	(149)		
Changes in distributable reserves	(456)	241	1 036
Dividend in specie			(1 839)
Transfer to non-distributable reserve	(85)		
Transfer (to)/from long-term insurance fund	(37)		2 619
Transfer to foreign currency translation reserve			(21)
Transfer from outside shareholders	1		
Earnings	(174)	241	385
Dividend	(161)		(108)
Changes in foreign currency translation reserve	(3)	—	21
Transfer from distributable reserve			21
Currency translation differences	4		
Transfer to long-term insurance fund	(7)		
Changes in non-distributable reserve	85	—	—
Transfer from distributable reserve	85		
Shareholders' equity at end of period	4 482	2 693	5 101

CONSOLIDATED CASH FLOW STATEMENT

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Net cash inflow from operating activities	837	1 221	3 352
Net cash outflow from investing activities	(729)	(1 465)	(2 588)
Net cash (out)/inflow from financing activities	(245)	117	(130)
Net cash flow	(137)	(127)	634
Cash resources and funds on deposit at beginning of period	3 125	2 491	2 491
Cash resources and funds on deposit at end of period	2 988	2 364	3 125

STATEMENT OF ACTUARIAL VALUES OF ASSETS & LIABILITIES

	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
Total assets per balance sheet	32 739	31 473	33 826
Current liabilities and deferred tax per balance sheet	(1 742)	(1 323)	(1 594)
Outside shareholders' interest per balance sheet	(30)	(68)	(83)
Actuarial liabilities under unmatured policies	(25 718)	(23 938)	(26 200)
Excess of assets over liabilities	5 249	6 144	5 949
Total surplus arising during period	(204)	110	313
FSV profit	159	267	372
Operating profit	76	180	168
Investment income on group excess	83	87	204
Basis change at end	(2)	(46)	(195)
Capital (depreciation)/appreciation on group excess	(361)	(111)	136
Effect of change in basis	2		195
Commercial Union Life (90:10)	28	20	(123)
Capital depreciation on group excess		111	
Earnings	(174)	241	385
Capital adequacy requirement	1 672	1 613	1 397
Capital adequacy multiple (times)	3.1	3.8	4.3

The current capital depreciation on the group excess includes R43 million relating to the 2001 year. In addition, an adjustment amounting to R33 million in respect of an understatement of the transfer to the long-term insurance fund, also arising during the 2001 financial year, has been made as an opening basis change in the current period. The current earnings are therefore reduced by R43 million; however, there is no impact on the disclosed headline earnings for the current or prior periods.

EMBEDDED VALUE

	30.06.2002 Rm	30.06.2001 Rm	31.12.2001 Rm
Net asset value per actuarial statement	5 249	6 144	5 949
Adjustment for:			
Asset management	147	124	130
Metropolitan Health Group	51	184	52
New Africa Capital expenses	(149)		
Commercial Union Life and goodwill	(909)	(1 095)	(1 001)
Adjusted net asset value	4 389	5 357	5 130
Net value of in-force business	2 378	2 393	2 423
Individual life	2 001	1 939	1 977
Gross value of in-force business	2 116	2 039	2 090
Less: Cost of capital	(115)	(100)	(113)
Employee benefits	377	454	446
Gross value of in-force business	525	522	570
Less: Cost of capital	(148)	(68)	(124)
Embedded value	6 767	7 750	7 553
Embedded value per share (cents)	1 012	1 066	1 079
Adjusted net asset value per share (cents)	656	737	733
Number of shares in issue (million) (net of 41m treasury shares; 31.12.2001: 28m)	669	727	700

EMBEDDED VALUE PROFIT

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Profit from new business	48	178	165
Point of sale	46	174	154
Expected return to end of period	2	4	11
Profit from existing business	(5)	105	254
Expected return	205	214	443
Experience variance economic	(113)	(109)	(36)
Experience variance non-economic	(97)		(153)
Embedded value profit from operations	43	283	419
Investment return on net worth	(260)	(72)	213
Capital gains tax			(138)
Changes in assumptions economic	(39)	175	60
Changes in assumptions non-economic	(121)		(25)
Exchange rate movements	(3)		15
Total embedded value profit	(380)	386	544
Capital raised	14	117	128
Dividend	(161)		(108)
Share buy-back and share issue costs	(259)		(258)
(Decrease)/increase in embedded value	(786)	503	306
Return on embedded value (%)	(10.1)	10.7	7.5

PRINCIPAL ASSUMPTIONS

	30.06.2002 %	30.06.2001 %	31.12.2001 %
Pre-tax investment return			
Equities	14.3	13.3	13.8
Properties	14.3	13.3	13.8
Government stock	12.3	11.3	11.8
Cash	10.3	9.5	9.8
Risk discount rate	15.8	14.8	15.3
Investment return (before tax) - smoothed bonus	13.7	12.7	13.2
Expense inflation rate	8.5	8.5	8.5

VALUE OF LIFE INSURANCE NEW BUSINESS

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Individual life	16	(4)	(16)
Gross value of new business	20	0	(9)
Less: Cost of capital	(4)	(4)	(7)
Employee benefits	14	41	63
Gross value of new business	18	44	72
Less: Cost of capital	(4)	(3)	(9)
Metropolitan Advisory and Retail Services	(14)		(22)
	16	37	25

VALUE OF NON-LIFE NEW BUSINESS

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Metropolitan Health Group	3	109	83
Asset management	27	29	46

NEW BUSINESS PREMIUMS

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Recurring premiums			
Individual life	289	252	484
Gross premiums	334		582
Lapses from inception	(45)		(98)
Employee benefits	68	71	155
	357	323	639
Single premiums			
Individual life	430	560	1 033
Employee benefits	477	1 131	1 958
	907	1 691	2 991

ANALYSIS OF HEADLINE EARNINGS

	6 mths to 30.06.2002 Rm	6 mths to 30.06.2001 Rm	12 mths to 31.12.2001 Rm
Corporate business	40	50	88
Retail business	67	119	128
International business	6	(11)	(12)
Metropolitan Health Group	11	29	17
Shareholders	51	80	158
Headline earnings	175	267	379
Goodwill amortised	(25)	(20)	(42)
Adjustment for 90:10 rule	9	20	35
FSV profit	159	267	372

FUNDS RECEIVED FROM CLIENTS

	Gross inflow Rm	Gross outflow Rm	Net inflow 6 mths to 30.06.2002 Rm	Net inflow 6 mths to 30.06.2001 Rm	Net inflow 12 mths to 31.12.2001 Rm
Metropolitan	2 302	1 768	534	1 728	3 030
Life	1 485	862	623	699	1 450
Employee benefits	873	922	(49)	1 030	1 592
Re-insurance	(56)	(16)	(40)	(1)	(12)
Metropolitan Odyssey	162	114	48	59	119
Commercial Union Life	193	501	(308)	(725)	(843)
Metropolitan Namibia	154	81	73	64	133
Metropolitan Botswana	83	26	57	28	77
Total premiums/claims	2 894	2 490	404	1 154	2 516
Corporate cluster	2 901	2 248	653	908	1 417
Health administration	1 790	1 789	1	141	359
	7 585	6 527	1 058	2 203	4 292

Many of our shareholders have not yet dematerialised their New Africa Capital shares by converting their existing share certificates into the electronic format required by STRATE, the JSE's new trading system. All such shareholders are encouraged to surrender their paper certificates to a central securites depository participant (CSDP) – either a major bank or an officially appointed broker – as soon as possible as they will no longer be able to trade unless they have done so.

INTERIM DIVIDEND DECLARATION

The dividend policy approved by the directors, and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term. It is also the policy that at the half-year stage the company declares, as the interim dividend, an amount equal to half of the prior year's normal dividend.

This interim dividend policy was implemented when the group did not carry out an actuarial valuation at the half-year stage. Now that this valuation is part of the interim process, the board has decided to re-consider the interim dividend policy with effect from 2003.

An interim dividend of 17.50 cents per share has been declared on 17 September 2002. This dividend is payable to holders of ordinary shares recorded in the register of the company at the close of business on Friday, 11 October 2002 and will be paid on Monday, 14 October 2002. The last day to trade "cum" dividend will be Friday, 4 October 2002. The shares will commence trading "ex" dividend from the commencement of business on Monday, 7 October 2002. Share certificates may not be dematerialised or rematerialised between Monday, 7 October and Friday, 11 October 2002, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders.

A special dividend of sixteen million rand was declared to participants in the share purchase scheme while participants in the share incentive scheme receive the same dividend as ordinary shareholders.

The directors are unanimously of the opinion that, for the 12 months after the date of the declaration:

- the company will be able to pay its debts as they become due in the ordinary course of business;
- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will after the dividend payment, not be less than the consolidated liabilities of the company.

Signed on behalf of the board

Gloria Tomatoe Serobe	Peter Doyle
Group chairman	*Group chief executive*

Cape Town
17 September 2002

"We are in a strong position morally and economically to take advantage of opportunities offered by South Africa's stable political climate."

Gloria Tomatoe Serobe
Group chairman, New Africa Capital

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

people | trust | performance



UNAUDITED GROUP RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2003



NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

METROPOLITAN

highlights

POSITIVE CASH FLOW FROM CLIENTS SUSTAINED, EXCEEDING R1 BILLION

NEW RECURRING PREMIUM INCOME UP 16%

EMBEDDED VALUE OF NEW LIFE INSURANCE BUSINESS UP 44%

EMBEDDED VALUE OF R9.11 PER SHARE MAINTAINED IN DIFFICULT MARKETS

INTERIM DIVIDEND UP 3%

directors' statement



DIRECTORS' STATEMENT

The directors take pleasure in presenting the unaudited interim results of the New Africa Capital Financial Services Group for the six months ended 30 June 2003.

These results comply in all material respects with the requirements of AC127 of South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act of 1973.

Presentation of financial statements

The consolidated financial statements are prepared on the fair value and going concern bases. The group's accounting policies comply with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied at 31 December 2002. The comparative figures for June 2002 have been adjusted for:

- the change in the accounting policy for earnings, and
- the transfer of the entire long-term insurance business of Commercial Union Life to Metropolitan Life Limited with effect from 1 January 2002.

The accounting policy for earnings was changed at the end of 2002 and now includes policy liability basis changes, excluding those in the 90:10 fund, as part of earnings. This change increased the loss for June 2002 by R37 million.

AC133 - Financial instruments: recognition and measurement (IAS39)

The group implemented and complied with AC133 as from the 2001 financial year. Investment assets, except for originated loans, are classified as available-for-sale. Gains and losses on assets backing policyholder liabilities are recognised in the policyholders' fund. In the case of assets backing the shareholders' excess, gains and losses are recognised in the income statement.

In accordance with the draft guidance on the application of AC133 to liabilities arising under long-term insurance contracts, issued in April 2003 after approval by the Accounting Practice Committee:

- Certain policyholder liabilities have been designated as "insurance contracts" and others as "investment contracts".
- Insurance contracts are valued on the financial soundness valuation basis, as set out in the addendum to Professional Guidance Note (PGN) 104, issued by the Actuarial Society of South Africa.
- Investment contracts are valued at fair value, as described in AC133 and the addendum to PGN 104.

Actuarially determined liabilities for insurance and investment contracts are disclosed separately in the policyholders' fund note for June 2003.

A draft International Financial Reporting Standard (IFRS) on Insurance Contracts (Phase I) (ED5) was issued for comment on 31 July 2003. This standard is due to come into force for listed insurers in Europe and Australia in 2005. The prior implementation of AC133 in South Africa has, however, raised many uncertainties about aspects of the statement relating to the insurance sector. An ongoing process to develop guidance for this sector, from both an accounting and an actuarial perspective, could result in changes to the treatment followed in these results.

REVIEW OF OPERATIONS

- Operational improvements steadily gained ground, with this solid set of results being underpinned by growth in recurring premium new business, ongoing cost containment, sustained positive cash flows and improving investment performance.

- Although the local equity bear market and a strengthening rand dampened performance, Metropolitan Asset Managers achieved noticeably better relative investment returns.
- The 13% increase in new Retail recurring premium income proves that the group is able to grow its business despite increased competition in the lower and middle income markets.
- Business growth is supported by the well-known and trusted Metropolitan brand, with its strong people and performance focus.
- The higher volume of Retail life new business, together with ongoing cost cutting, resulted in higher profit margins.
- Given that the comparable figure declined across the sector, growth in the group's annual premium equivalent (net new recurring premiums plus 10% of single premiums) was particularly pleasing.
- While the enhanced profitability is encouraging, the group remains strongly focused on achieving further improvements.
- The increase in shareholders' tax was driven primarily by capital gains tax on market value movements.
- Employee Benefits single premium business was disappointing due largely to current market conditions.
- Metropolitan Health Group's results failed to meet expectations in a health-care market that is not growing.
- Despite the continued decline in equity markets, the group maintained its financially sound position thanks to robust capital management strategies.
- The group's embedded value and the capital adequacy requirement multiple remained intact at R9.11 per share and 2.9 times respectively, further confirmation of financial soundness.

FUTURE PROSPECTS

- The Retail restructuring finalised in 2001 started to deliver results in the second half of 2002, and the current results show that this turnaround is being sustained and should continue into the second half of the year.
- Innovative distribution strategies are being developed to capitalise on the extra personal disposable income available in the group's primary target markets thanks to interest rate cuts and further tax reductions as well as recent salary increases.
- These strategies will be refined constantly to ensure that products and services remain need specific.
- Competitive pricing will assume ever greater significance while interest and inflation rates remain at current levels or if they drop further as anticipated; the continued strong emphasis on unit cost reduction for new and in-force business remains vital.
- Metropolitan Health Group is well positioned to secure new business; a favourable SAS 70 systems audit report has greatly enhanced prospects, including franchising opportunities.
- Taking these factors into account, the board is optimistic about the group's ability to continue improving the quantity and quality of new business and to manage costs.

EMPOWERMENT

Empowerment credentials are playing an increasingly important role in the South African business context and the group's highly rated BEE status -first in the insurance sector and eighth overall among JSE listed companies in the 2003 Empowerdex rankings - is standing it in good stead in this regard.

DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING

Mr MM Ngoasheng (conflict of interests arose) and Dr IA Goldin (increased full-time responsibilities), both non-executive directors, resigned from the board on 25 June and 18 August 2003 respectively. No further changes have been made to the directorate since 31 December 2002. All transactions in listed shares involving directors were disclosed on SENS as required.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group had no material capital commitments at 30 June 2003. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the interim results.

DIVIDEND DECLARATION

The full year dividend policy approved by the directors, and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

In the prior year the group indicated that it would discontinue the practice of declaring, as an interim dividend, half of the prior year's full dividend. The current interim declaration is therefore an advance payment of the 2003 full year dividend. The directors have declared an interim dividend of 18 cents per share.

The important dates pertaining to this dividend are:

Declaration date	Tuesday, 16 September 2003
Last day to trade "cum" dividend	Friday, 3 October 2003
First trading day "ex" dividend	Monday, 6 October 2003
Record date	Friday, 10 October 2003
Payment date	Monday, 13 October 2003

Share certificates may not be dematerialised or rematerialised between Monday, 6 October and Friday, 10 October 2003, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 13 October 2003.

Signed on behalf of the board

Gloria Tomatoe Serobe *Non-executive group chairman*
Peter Doyle *Group chief executive*

Cape Town
16 September 2003

financial statements



CONSOLIDATED INCOME STATEMENT

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Income from insurance and investment business	**218**	(161)	(236)
Income from administration business	**26**	43	66
Income from holding company	**(20)**	(44)	(135)
Income before goodwill and tax	**224**	(162)	(305)
Goodwill amortised	**(26)**	(25)	(52)
Income before tax	**198**	(187)	(357)
Shareholders' tax paid	**(63)**	(23)	(25)
Income after tax	**135**	(210)	(382)
Outside shareholders' share of earnings	**(3)**	(1)	(3)
Earnings	**132**	(211)	(385)

RECONCILIATION OF HEADLINE EARNINGS

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Earnings	**132**	(211)	(385)
Goodwill amortised	**26**	25	52
Headline earnings (1)	**158**	(186)	(333)
Capital depreciation on excess	**101**	383	874
Deferred tax - CGT	**(40)**	(59)	(145)
Basis changes and investment variances	**(44)**	37	(18)
Core headline earnings (2)	**175**	175	378
Core headline earnings per share (cents)	**25.22**	25.66	55.26
Headline earnings per share (cents)	**22.77**	(27.27)	(48.68)
Earnings per share (cents)	**19.02**	(30.94)	(56.29)
Weighted average number of shares in issue (million)	**694**	682	684
Dividend per ordinary listed share (cents)			
Interim	**18.00**	17.50	17.50
Final			20.50
Total			38.00

(1) Headline earnings consist of operating profit, investment income and changes in market values of investments.

(2) Changes in market values can be volatile; therefore core headline earnings have been disclosed which comprise operating profit and investment income only.

CONSOLIDATED BALANCE SHEET

	30.06.2003 Rm	30.06.2002 Rm	31.12.2002 Rm
Assets			
Non-current assets			
Investment assets	**30 868**	30 709	30 279
Equipment	**112**	139	126
Intangibles	**104**	84	97
Goodwill	**361**	410	389
Deferred tax	**71**	4	40
Current assets	**1 415**	1 393	1 468
Total assets	**32 931**	32 739	32 399
Equity and liabilities			
Capital and reserves	**4 308**	4 482	4 329
Outside shareholders' interest	**48**	30	52
Non-current liabilities	**27 068**	26 549	26 610
Policyholders' fund	**27 059**	26 485	26 600
Deferred tax	**9**	64	10
Current liabilities and deferred tax	**1 507**	1 678	1 408
Total equity and liabilities	**32 931**	32 739	32 399

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Shareholders' equity at beginning of period	**4 329**	5 101	5 101
Changes in share capital	**-**	(245)	(86)
Issue of share capital	**-**	-	-
Share premium on new issue	**-**	14	174
Treasury shares acquired	**-**	(110)	(110)
Shares acquired and cancelled	**-**	(149)	(150)
Changes in distributable reserves	**(21)**	(456)	(705)
Revaluation of owner-occupied properties	**-**	(85)	(33)
Transfer from outside shareholders	**-**	1	-
Earnings	**132**	(211)	(385)
Dividend	**(153)**	(161)	(287)
Changes in foreign currency translation reserve	**-**	(3)	(14)
Currency translation differences	**7**	4	(4)
Transfer to policyholders' fund	**(7)**	(7)	(10)
Changes in non-distributable reserve	**-**	85	33
Revaluation of owner-occupied properties	**-**	85	33
Shareholders' equity at end of period	**4 308**	4 482	4 329

CONSOLIDATED CASH FLOW STATEMENT

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Net cash inflow from operating activities	**648**	884	2 061
Net cash in/(out)flow from investing activities	**214**	(775)	(1 737)
Net cash outflow from financing activities	**-**	(246)	(86)
Net cash flow	**862**	(137)	238
Cash resources and funds on deposit at beginning of period	**3 363**	3 125	3 125
Cash resources and funds on deposit at end of period	**4 225**	2 988	3 363

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES

	30.06.2003 Rm	30.06.2002 Rm	31.12.2002 Rm
Total assets per balance sheet	**32 931**	32 739	32 399
Current liabilities and deferred tax per balance sheet	**(1 516)**	(1 742)	(1 418)
Outside shareholders' interest per balance sheet	**(48)**	(30)	(52)
Net assets - group	**31 367**	30 967	30 929
Actuarial liabilities under unmatured policies	**(26 343)**	(25 718)	(25 857)
Excess - group	**5 024**	5 249	5 072
Net assets - non-insurance	**(971)**	(913)	(984)
Excess - insurance and investment business	**4 053**	4 336	4 088
Change in excess of assets over liabilities	**(35)**	(403)	(651)
Increase in share capital	**(10)**	-	(7)
Foreign currency translation reserve	**3**	11	5
Dividend declared	**163**	179	313
Total surplus arising during period	**121**	(213)	(340)
Operating profit	**85**	87	246
Investment income on group excess	**90**	77	137
Basis and other changes	**45**	(88)	61
Investment variance	**(6)**	-	(85)
Capital depreciation on group excess	**(93)**	(289)	(699)
Surplus arising (90:10 fund)	**30**	80	117
Shareholder earnings (90:10 fund)	**(4)**	2	(12)
Consolidation adjustments	**-**	(48)	(21)
Net profit from insurance and investment business	**147**	(179)	(256)
Shareholders' tax paid	**63**	10	5
Goodwill amortised	**8**	8	15
Income from insurance and investment business	**218**	(161)	(236)
Capital adequacy requirement	**1 732**	1 672	1 726
Capital adequacy multiple (group excess)	**2.9**	3.1	2.9
Second-tier margins	**1 009**	1 182	1 078

EMBEDDED VALUE

	30.06.2003 Rm	30.06.2002 Rm	31.12.2002 Rm
Excess - group	**5 024**	5 249	5 072
Adjustment for:			
Asset management	**144**	147	139
Metropolitan Health Group	**47**	51	43
New Africa Capital expenses	**(227)**	(149)	(163)
Surplus in 90:10 fund and goodwill	**(882)**	(909)	(927)
Adjusted net asset value	**4 106**	4 389	4 164
Net value of in-force business	**2 215**	2 378	2 159
Individual life	**1 831**	2 001	1 745
Gross value of in-force business	**1 936**	2 116	1 860
Less: Cost of capital	**(105)**	(115)	(115)
Employee benefits	**384**	377	414
Gross value of in-force business	**498**	525	538
Less: Cost of capital	**(114)**	(148)	(124)
Embedded value	**6 321**	6 767	6 323
Embedded value per share (cents)	**911**	1 012	911
Adjusted net asset value per share (cents)	**592**	656	600
Number of shares in issue (million) (net of 41 million treasury shares; 30.06.2002: 28 million)	**694**	669	694

EMBEDDED VALUE PROFIT

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Profit from new business	**35**	48	141
Point of sale	**34**	46	132
Expected return to end of period	**1**	2	9
Profit from existing business	**92**	(5)	(126)
Expected return	**176**	205	425
Investment variances	**(55)**	(113)	(347)
Operating experience variances	**(29)**	(97)	(204)
Embedded value profit from operations	**127**	43	15
Investment return on net worth	**11**	(260)	(566)
Economic assumption changes	**85**	(39)	(29)
Experience assumption changes	**(69)**	(121)	(272)
Exchange rate movements	**(3)**	(3)	(5)
Total embedded value profit	**151**	(380)	(857)
Capital raised	**-**	14	174
Dividend	**(153)**	(161)	(287)
Share buy-back and share issue costs	**-**	(259)	(260)
Decrease in embedded value	**(2)**	(786)	(1 230)
Return on embedded value (%) (June figures annualised)	**4.8**	(12.0)	(11.3)

VALUE OF LIFE INSURANCE NEW BUSINESS

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Retail business	**8**	(4)	-
Corporate business	**10**	15	60
International business*	**5**	5	8
	23	16	68

** Net of outside shareholders*

NEW BUSINESS PREMIUMS

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Recurring premiums			
Retail business	**263**	238	505
Corporate business	**94**	57	213
International business *	**47**	53	111
Individual life	**45**	42	92
Employee benefits	**2**	11	19
	404	348	829
Single premiums			
Retail business	**443**	395	882
Corporate business	**215**	472	1 556
International business *	**11**	40	54
	669	907	2 492
Annual premium equivalent (APE)	**471**	439	1 078

** Net of outside shareholders*

VALUE OF NEW BUSINESS AS A % OF APE

	30.06.2003 %	30.06.2002 %	31.12.2002 %
Retail business	**2.6**	(1.4)	-
Corporate business	**8.7**	14.4	16.3
International business	**10.4**	8.8	6.9
Total	**4.9**	3.6	6.3

APE represents new recurring premiums (net of lapses at inception) plus 10% of single premiums.

POLICYHOLDERS' FUND

	30.06.2003 Rm	30.06.2002 Rm	31.12.2002 Rm
Balance at beginning	26 600	27 048	27 048
Inflow	3 720	2 481	5 593
Premiums received	2 784	2 894	6 824
Investment return	936	(413)	(1 231)
Investment income	867	969	1 898
Realised and unrealised changes in market value of investments	69	(1 382)	(3 129)
Outgo	(3 036)	(3 212)	(6 287)
Payments to policyholders	(2 260)	(2 490)	(4 921)
Sales and distribution costs	(347)	(310)	(642)
Administration expenses	(406)	(363)	(707)
Policyholders' tax paid	(23)	(49)	(17)
Income from insurance and investment business	(218)	161	236
Foreign currency translation changes	(7)	7	10
Balance at end	27 059	26 485	26 600
Liabilities under insurance contracts	21 426		20 963
Liabilities under investment contracts	4 917		4 894
90:10 fund surplus	716		743
Total	27 059		26 600

ANALYSIS OF CORE HEADLINE EARNINGS

	6 mths to 30.06.2003 Rm	6 mths to 30.06.2002 Rm	12 mths to 31.12.2002 Rm
Corporate business	47	40	94
Operating profit	64	59	132
Tax	(17)	(19)	(38)
Retail business	65	67	170
Operating profit	96	93	206
Tax	(31)	(26)	(36)
International business	4	6	13
Operating profit	7	9	16
Tax	(3)	(3)	(3)
Metropolitan Health Group	4	11	22
Operating profit	5	19	28
Tax	(1)	(8)	(6)
Shareholders' equity	55	51	79
Holding company expenses	(17)	(14)	(24)
Investment income on total shareholder assets	109	89	145
Income tax on investment income	(37)	(24)	(42)
Core headline earnings	175	175	378

FUNDS RECEIVED FROM CLIENTS

	Gross inflow Rm	Gross outflow Rm	Net inflow 6 mths to 30.06.2003 Rm	Net inflow 6 mths to 30.06.2002 Rm	Net inflow 12 mths to 31.12.2002 Rm
On-balance sheet					
Retail business	1 790	(1 166)	624	561	1 288
Corporate business	674	(931)	(257)	(287)	347
International business	320	(163)	157	130	268
Total premiums/claims	2 784	(2 260)	524	404	1 903
Off-balance sheet					
Corporate business	1 894	(1 756)	138	1	239
Health administration	1 271	(889)	382	653	682
Total	5 949	(4 905)	1 044	1 058	2 824


Together we can
METROPOLITAN
REGISTRATION NUMBER 2000/031756/06
REGISTERED OFFICE 7 PARC DU CAP, MISPEL ROAD, BELLVILLE 7535
TRANSFER SECRETARIES COMPUTERSHARE LIMITED
(REGISTRATION NUMBER 1958/003546/06)
70 MARSHALL STREET, JOHANNESBURG 2001
P O BOX 1053, JOHANNESBURG 2000
TELEPHONE +27 11 370 5000
SPONSOR MERRILL LYNCH

www.metropolitan.co.za



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